    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 5, 2000



                                                      REGISTRATION NO. 333-44118

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1



                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           ORION POWER HOLDINGS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                                 4911                                52-2087649
   (STATE OR OTHER JURISDICTION OF          (PRIMARY STANDARD INDUSTRIAL         (I.R.S. EMPLOYER IDENTIFICATION
    INCORPORATION OR ORGANIZATION)          CLASSIFICATION CODE NUMBER)                      NUMBER)

                             7 EAST REDWOOD STREET
                                   10TH FLOOR
                           BALTIMORE, MARYLAND 21202
                                 (410) 230-3500
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               W. THADDEUS MILLER
                EXECUTIVE VICE PRESIDENT AND CHIEF LEGAL OFFICER
                           ORION POWER HOLDINGS, INC.
                             7 EAST REDWOOD STREET
                                   10TH FLOOR
                           BALTIMORE, MARYLAND 21202
                                 (410) 230-3500
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

                MARTIN H. NEIDELL, ESQ.                                  KIRK A. DAVENPORT, ESQ.
             STROOCK & STROOCK & LAVAN LLP                                   LATHAM & WATKINS
                    180 MAIDEN LANE                                          885 THIRD AVENUE
                NEW YORK, NEW YORK 10038                                 NEW YORK, NEW YORK 10022
                     (212) 806-5400                                           (212) 906-1200

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE


-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
                                                                PROPOSED MAXIMUM     PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF               AMOUNT TO BE        AGGREGATE OFFERING   AGGREGATE OFFERING        AMOUNT OF
    SECURITIES TO BE REGISTERED           REGISTERED(1)        PRICE PER SHARE(2)        PRICE(2)        REGISTRATION FEE (3)
-----------------------------------------------------------------------------------------------------------------------------
 Common Stock, $.01 par value......     28,750,000 shares            $20.00            $575,000,000           $151,800
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------


(1) Includes shares issuable upon exercise of over-allotment option granted to the Underwriters.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.


(3) Includes $75,900 previously paid.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION. DATED OCTOBER 5, 2000.



                               25,000,000 Shares


                        [ORION POWER HOLDERS, INC. LOGO]

                                  Common Stock

                           -------------------------


     This is an initial public offering of shares of common stock of Orion Power Holdings, Inc. This prospectus relates to an offering of 20,000,000 shares to be sold in the United States. In addition, 5,000,000 shares are being offered outside the United States in an international offering.



     Orion Power Holdings is offering 21,779,032 of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 3,220,968 shares. Orion Power Holdings will not receive any of the proceeds from the sale of shares being sold by the selling stockholders. At the request of Orion Power Holdings, the underwriters have reserved at the initial public offering price up to 1,250,000 shares of common stock for sale to its employees, affiliates and other business associates.



     Prior to this offering, there has been no public market for the common stock. Orion Power Holdings estimates that the initial public offering price per share will be between $17.00 and $20.00. Orion Power Holdings has applied for the listing of its common stock on the New York Stock Exchange under the trading symbol "ORN."


      SEE "RISK FACTORS" ON PAGE 8 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE COMMON STOCK.

                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

                                                              Per Share       Total
                                                              ---------       -----
Initial public offering price...............................  $             $
Underwriting discount.......................................  $             $
Proceeds, before expenses, to Orion Power Holdings..........  $             $
Proceeds, before expenses, to the selling stockholders......  $             $


     To the extent that the underwriters sell more than 25,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 3,750,000 shares from Orion Power Holdings at the initial public offering price less the underwriting discount.


                           -------------------------

     The underwriters expect to deliver the shares in New York, New York on
                                         , 2000.
GOLDMAN, SACHS & CO.
           CREDIT SUISSE FIRST BOSTON
                       DEUTSCHE BANC ALEX. BROWN
                                  MERRILL LYNCH & CO.
                                            MORGAN STANLEY DEAN WITTER
                           -------------------------
                       Prospectus dated           , 2000.

               INSIDE FRONT COVER PAGE -- DESCRIPTION OF ARTWORK

Orion Power Holdings logo appears at the top center of the page.


Underneath the logo, a sentence reads "We are a fast growing non-nuclear electric power generating company operating in the United States."



At the bottom center of the page is a map of the United States with the location of our facilities and offices highlighted on the map and a brief description of the primary fuel type.



At the bottom of the page is a bar chart showing "Announced Generation Capacity" detailing our acquisitions and megawatts acquired in March 1998, November 1998, July 1999, August 1999 and April 2000.


                INSIDE COVER GATEFOLD -- DESCRIPTION OF ARTWORK


This page will have text with pictures or computer generated images that read "We seek to acquire and develop assets that are: 'In Critical Locations' (with pictures underneath of Astoria, Cheswick and Gowanus facilities), 'Low Cost Producers of Energy' (with pictures underneath of an Erie Blvd. Hydropower facility, Avon Lake Generating Station and a Sherman Island Hydroelectric facility) and 'High Quality' (with a picture underneath of Carr Street Generating Station, a computer generated image of Liberty Generating Station (footnoted to read "Pending acquisition, scheduled for operation in 2002") and a computer generated image of Ceredo Generating Station (footnoted to read "Pending acquisition, scheduled for operation in 2001"))." Each picture will be labeled with the name and location of the station.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

                                  OUR COMPANY

     We are a fast-growing electric power generating company operating in the United States. We own and operate power plants and sell electricity and a broad range of electricity-related products and services to utilities, municipalities, cooperatives and retail aggregators in the newly deregulated wholesale market. We intend to grow rapidly by acquiring and developing additional non-nuclear power generating facilities in the United States and Canada and building on the significant base of properties that we already own.


     Our current facilities have a total generating capacity of 5,396 megawatts and are diversified geographically. Set forth in the tables below are the assets owned by our regional operating companies:



                ORION POWER NEW YORK, L.P. -- FACILITIES SUMMARY



                                         CAPACITY       PRIMARY
                 ASSET                     (MW)        FUEL TYPE         LOCATION SERVED
                 -----                   --------      ---------     ------------------------
Hydroelectric assets...................     650          Water       Central and Northern New
                                                                     York State
Assets Located in New York City:
  Astoria Generating Station...........   1,265     Natural Gas/Oil  New York City -- Queens
  Gowanus Generating Station...........     494           Oil        New York City -- Brooklyn
  Narrows Generating Station...........     271       Natural Gas    New York City -- Brooklyn
Carr Street Generating Station.........     102       Natural Gas    East Syracuse, NY
                                          -----
          Total........................   2,782
                                          =====



                ORION POWER MIDWEST, L.P. -- FACILITIES SUMMARY


                                         CAPACITY       PRIMARY
                 ASSET                     (MW)        FUEL TYPE         LOCATION SERVED
                 -----                   --------      ---------     ------------------------
Avon Lake Generating Station...........     739          Coal        Cleveland, OH
Brunot Island Generating Station.......     234           Oil        Pittsburgh, PA
Cheswick Generating Station............     570          Coal        Pittsburgh, PA
Elrama Generating Station..............     487          Coal        Pittsburgh, PA
New Castle Generating Station..........     338          Coal        West Pittsburg, PA
Niles Generating Station...............     246          Coal        Youngstown, OH
                                          -----
          Total........................   2,614
                                          =====

     Our existing facilities are also diversified by fuel type as set forth in the table below:



                               FUEL TYPE SUMMARY



                                                                  PERCENTAGE OF
                                                      CAPACITY      OUR TOTAL
PRIMARY FUEL                                            (MW)      CAPACITY (%)
------------                                          --------    -------------
Coal................................................   2,380            44%
Natural Gas.........................................   1,638            30
Fuel Oil............................................     728            14
Water...............................................     650            12
                                                       -----           ---
          Total.....................................   5,396           100%
                                                       =====           ===



     We manage electric and fuel commodity price risk by attempting to sell a majority of our output forward through long term and short term contracts and purchase in advance the associated fuel to match the term of those sales. We estimate that we have currently effectively sold approximately 60% of our forecasted electric energy output for 2001, as measured by megawatt hours. We are not involved in speculative trading of financial products.



                              RECENT DEVELOPMENTS



     In September 2000, we executed a stock purchase agreement with Columbia Energy Group to purchase all of the outstanding stock of Columbia Electric Corporation, a power generation company with natural gas fired projects in various stages of construction and development. We have agreed to pay approximately $200 million in cash, subject to adjustment, and assume certain obligations from the seller. The closing of the sale is conditioned on the satisfaction of customary closing conditions, including receipt of material third-party consents and the expiration or early termination of the waiting period under the Hart Scott Rodino Antitrust Improvements Act of 1976. We hope, but are not obligated, to complete this transaction before December 15, 2000, subject to satisfaction of these conditions. However, we cannot assure you that this acquisition will be consummated on the terms or timetable currently contemplated or at all, and this offering is not conditioned upon the prior closing of this acquisition.



     Columbia Electric Corporation currently owns partial interests in several generating projects in commercial operation, which will be excluded from the sale. The facilities of Columbia Electric that we are acquiring an interest in, all of which are under construction or in various stages of development, include the following:



                                    PLANNED
                                    CAPACITY     PRIMARY
             PROJECT                  (MW)      FUEL TYPE     LOCATION SERVED       STATUS
             -------                --------   ------------   ----------------   ------------
Ceredo Generating Station........      500     Natural Gas    West Virginia      Construction
Liberty Generating Station.......      568     Natural Gas    Philadelphia, PA   Construction
Kelson Ridge Generating
  Station........................    1,650     Natural Gas    Maryland/          Development
                                                              Washington, D.C.
Henderson Generating Station.....      500     Natural Gas    Kentucky           Development
                                     -----
     Total.......................    3,218
                                     =====

                                  OUR INDUSTRY


     Total electric generating capacity in the United States is approximately 783,000 megawatts, installed in approximately 3,000 individual facilities with an estimated $223 billion in retail sales. The electric utility industry is currently undergoing substantial change as a result of regulatory initiatives at the federal and state level designed to produce customer choice and encourage competition. One result of these initiatives has been the divestiture of electric generating assets by regulated utilities. As of July 2000, 26 states, including New York, Ohio and Pennsylvania, have enacted legislation or issued comprehensive regulatory orders to restructure their electric utility industries in order to promote competition in the wholesale and/or retail sale of electric power. Similar restructuring is being considered or studied in virtually every other state.


     Since 1997, approximately 145,000 megawatts of power generating capacity in the United States have been sold or transferred or are pending sale or transfer by regulated electric utilities. According to published sources, up to 70,000 additional megawatts of power generating capacity in the United States will be available for sale or transfer to wholesale power producers by the end of 2002.

     The industry has also witnessed growing consumer demand and increasingly frequent shortages of electricity over the past three years. The summers of 1998, 1999 and 2000 have all been characterized by shortages, brownouts and blackouts in portions of major cities and very high peak prices for electricity in the newly created wholesale electricity market. We believe that substantial amounts of new electric generating capacity need to be built to relieve the shortage of electricity and replace old and obsolete facilities.

     As a result of these anticipated divestitures and the increasing demand for electricity, we believe that the power generation industry offers significant opportunities for investment.

                                  OUR STRATEGY


     Our strategy is to acquire and develop a portfolio of premier non-nuclear generating facilities in the United States and Canada that provide electricity and related products for the regions in which they are located, while seeking to maximize value for our stockholders. Based on the opportunities for investment in our industry, we believe we will be able to rapidly grow our business, while maintaining strict financial control. We attempt to have a significant market share in each region in which we choose to compete, and believe we will become a prominent power generator in each of those regions. Our strategy includes the following key elements:



     - Attract and retain talented entrepreneurial employees;



     - Acquire additional high quality generating assets;



     - Improve the operating performance and lower the operating costs of our assets;



     - Grow through expansion at our facilities and development of new locations;



     - Build strong relationships with local wholesale customers; and



     - Maintain a portfolio of generating assets which is diversified by geographic region, technology, fuel type and amount of annual energy production.

                                  RISK FACTORS



     Prior to making an investment decision, prospective investors should carefully consider all of the information set forth in this prospectus, and, in particular, should evaluate the factors set forth in "Risk Factors." These risks include the following, among others:



     - We are subject to fluctuations in the prices for electric products and services, which may impair our cash flow and profitability;



     - We are subject to evolving regulatory structures and stringent government regulation, including environmental compliance, which may affect our performance;



     - The wholesale power industry is rapidly changing and intensely competitive, which may adversely affect our ability to operate profitably;



     - We may be unable to execute our strategy of acquiring or developing power generating facilities, which would adversely affect our ability to grow profitably;



     - We will need significant additional financing to pursue our strategy;



     - Because we have a limited period of operations, you have limited information upon which you can evaluate our business; and



     - Our securities have no prior trading market, and we cannot assure you that any public market will develop or be sustained.



                                  OUR HISTORY


     We were incorporated in Delaware in March 1998 by GS Capital Partners II, L.P. and other private investment partnerships affiliated with Goldman, Sachs & Co. and by Constellation Power Source, Inc., an affiliate of Constellation Enterprises, Inc. Our current stockholders are private investment partnerships affiliated with Goldman, Sachs & Co., Constellation Enterprises and certain affiliates, affiliates of Mitsubishi Corporation and The Tokyo Electric Power Company and certain of our executive officers and directors. Our executive offices are located at 7 East Redwood Street, 10th Floor, Baltimore, Maryland 21202, and our telephone number is (410) 230-3500.

                                  THE OFFERING

COMMON STOCK OFFERED:


By Orion Power Holdings.......   21,779,032 shares


By the selling stockholders...    3,220,968 shares


          Total...............   25,000,000 shares



Common stock to be outstanding
  immediately after the
  offering....................   90,595,926 shares


Use of Proceeds...............   We intend to use the net proceeds of this
                                 offering:

                                 - to acquire Columbia Electric Corporation,


                                 - for other acquisitions and/or development projects and

                                 - for general corporate purposes.

Proposed NYSE symbol..........   "ORN"

     This information and other information in this prospectus, unless otherwise specifically stated, are based on the number of shares of common stock outstanding on June 30, 2000. The number of shares:

     - excludes any shares issuable upon the exercise of the underwriters' over-allotment option;

     - excludes 10,132,647 shares issuable upon the exercise of outstanding options and warrants (of which 7,560,204 are exercisable) at a weighted average exercise price of $11.33 per share;

     - excludes shares available for issuance upon the exercise of options which may be granted in the future under our 1998 stock incentive plan, as amended; and

     - has been adjusted to give effect to a 100-for-one split of our common stock which was effected August 10, 2000.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA


     The summary consolidated historical financial data set forth below as of December 31, 1998 and 1999, and for the period from March 10, 1998 (inception) to December 31, 1998, and for the year ended December 31, 1999, have been derived from our audited consolidated financial statements. The financial data set forth below as of June 30, 1999 and 2000, and for the six-month periods then ended, have been derived from our unaudited financial statements. The as adjusted balance sheet data set forth below as of June 30, 2000 reflects the receipt and application of the estimated net proceeds from the sale of common stock in this offering, at an assumed initial public offering price of $18.50 per share. You should read the information set forth below together with the information under "Selected Consolidated Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Consolidated Financial Statements and the related notes included elsewhere in this prospectus. We have supplied selected capacity and other data set forth below under the caption "Operating Data."


     We have grown rapidly since our inception and have not owned or operated our facilities for a substantial period of time. Accordingly, our historical financial information may not be useful either as a means of understanding our current financial situation or as an indicator of our future results.


                                                        MARCH 10,
                                                           1998                         SIX MONTHS ENDED
                                                      (INCEPTION) TO    YEAR ENDED          JUNE 30,
                                                       DECEMBER 31,    DECEMBER 31,   ---------------------
                                                           1998            1999        1999        2000
                                                      --------------   ------------    ----        ----
                                                                                           (UNAUDITED)
                                                                     (DOLLARS IN THOUSANDS)
STATEMENT OF INCOME DATA:
Revenue.............................................     $    314      $   134,074    $ 2,023   $   341,674
                                                         --------      -----------    -------   -----------
Operating expense:
  Fuel..............................................           --           20,463         --       127,706
  Operations and maintenance........................           24           22,732      1,965        35,553
  Taxes other than income tax.......................           --           20,785        280        27,016
  General and administrative........................        2,620           16,755      2,137        14,496
  Depreciation and amortization.....................           94           18,938        409        42,296
                                                         --------      -----------    -------   -----------
Total operating expense.............................        2,738           99,673      4,791       247,067
                                                         --------      -----------    -------   -----------
Operating (loss) income.............................       (2,424)          34,401     (2,768)       94,607
Charge for buyout of operations and maintenance
  contracts.........................................           --               --         --        19,000
Interest expense, net...............................          124           23,943         37        52,303
                                                         --------      -----------    -------   -----------
(Loss) income before provision for income tax.......       (2,548)          10,458     (2,805)       23,304
Income tax (benefit) expense........................       (1,006)           4,796     (1,126)        9,554
                                                         --------      -----------    -------   -----------
  Net (loss) income.................................     $ (1,542)     $     5,662    $(1,679)  $    13,750
                                                         ========      ===========    =======   ===========
(LOSS) EARNINGS PER AVERAGE COMMON SHARE:
  Basic.............................................     $ (12.94)     $      0.39    $ (0.89)  $      0.29
                                                         ========      ===========    =======   ===========
  Diluted...........................................     $ (12.94)     $      0.38    $ (0.89)  $      0.27
                                                         ========      ===========    =======   ===========
STATEMENT OF CASH FLOWS DATA:
Cash flows from operating activities................     $ (2,335)     $    10,456    $  (844)  $   (12,763)
Cash flows from investing activities................      (16,407)      (1,047,167)    (2,123)   (1,768,424)
Cash flows from financing activities................       20,345        1,113,657      4,038     1,746,860

OPERATING DATA:
Consolidated EBITDA(a)..............................     $ (2,330)     $    53,339    $(2,359)  $   117,903
                                                         ========      ===========    =======   ===========
Megawatt hours produced during period...............        7,283        2,793,689     90,357     5,494,382
Net capacity owned at end of period (megawatts).....          102            2,613        102         5,227

                                                           AS OF DECEMBER 31,           AS OF JUNE 30, 2000
                                                           ------------------         ------------------------
                                                           1998            1999         ACTUAL     AS ADJUSTED
                                                           ----            ----         ------     -----------
                                                                                            (UNAUDITED)
                                                                       (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital(b)..................................     $  2,079       $  154,245    $  311,108   $  687,245
Total assets........................................       20,450        1,252,007     3,218,817    3,594,954
Total debt, including current portion...............        2,593          787,680     2,259,756    2,259,756
Total stockholders' equity..........................       17,068          395,416       767,713    1,163,021


---------------

(a) Consolidated EBITDA represents earnings before interest, tax, depreciation and amortization. EBITDA, as defined, is presented because it is a widely accepted financial indicator used by some investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA, as defined, is not intended to represent cash flows for the period, nor is it presented as an alternative to operating income or as an indicator of operating performance. It should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles (GAAP) in the United States, is not indicative of operating income or cash flow from operations as determined under GAAP and does not give effect to our capital expenditures or debt service payments. Our method of computation may or may not be comparable to other similarly titled measures by other companies.



(b) Includes cash held in restricted accounts pursuant to our credit facilities of $56.9 million as of December 31, 1999 and of $158.9 million as of June 30, 2000, actual and as adjusted.

                                  RISK FACTORS


     You should carefully consider the risks described below before buying shares in this offering. The risks described in this section are the ones we consider to be material to your decision whether to invest in our common stock at this time. If any of the following risks occur, our business, financial condition or results of operations could be materially harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.


RISKS RELATING TO THE WHOLESALE POWER MARKET INDUSTRY

  WE ARE SUBJECT TO FLUCTUATIONS IN THE PRICES FOR ELECTRIC PRODUCTS AND SERVICES, WHICH MAY IMPAIR OUR CASH FLOW AND PROFITABILITY.


     In the absence of or upon expiration of any power sales agreements, we will seek to sell our products, including energy, capacity and ancillary services, into the competitive wholesale power markets. The factors that could negatively impact the prices for these products in our markets include:


     - prevailing market prices for fuel oil, coal, natural gas and other fuels used in the generation of electricity, including any associated transportation costs;


     - demand for energy products;



     - the extent of additional supplies of energy products that are available;



     - the extent of transmission capacity or cost of transmission service into, or out of, our markets;



     - changes in the regulatory framework for wholesale power markets;


     - liquidity in the general wholesale electricity market; and


     - weather conditions impacting demand for electricity, and, particularly in the case of our hydroelectric facilities, rainfall.



     In addition, unlike most other commodities, energy products cannot be easily stored and must be produced concurrently with their use. As a result of these factors, the wholesale power markets are subject to significant price fluctuations over relatively short periods of time and are unpredictable, which may impair our financial position and results of operations.



  THE VARIOUS REGIONAL MARKET STRUCTURES IN WHICH WE COMPETE OR WILL COMPETE IN THE FUTURE MAY AFFECT OUR PERFORMANCE IN THESE REGIONS.



     The markets in which we operate and intend to operate are subject to significant regulatory oversight and control. In some markets, including the New York area, our operating results are as dependent upon the continuance of the regulatory regime as they are on fluctuations in the market price for electricity. The rules governing these markets are in their infancy and remain subject to change. For example, in June 2000, the independent system operator in New York, known as the NY-ISO, imposed a price cap on bids for energy and related services. In July 2000, the Federal Energy Regulatory Commission, known as FERC, lowered that price cap to match the cap in other eastern wholesale power markets. Any changes could have a material adverse effect on our costs or revenues.



     Differences in the market and regulatory structures in the various regional power markets in which we operate will affect our results of operations and profit margin. An independent system operator administers the New York wholesale power market, and other independent system operators either currently or are expected to administer most of the other regional wholesale power markets in the United States. Other independent system operators have suggested various forms of cost-based bidding for energy and related services. Any further market rules or regulations that could place a cap on market based pricing could adversely impact our business and results of operations.



     The independent system operator may also cause us to experience certain problems, such as billing disputes, which may result in delayed or disputed collection of revenues from sales of our products and may increase our earnings volatility.



     We sell the energy generated by our assets located in Ohio and Pennsylvania through bilateral contracts. Accordingly, our short-term results from these assets are principally dependent on (1) the prices under our contract with Duquesne Light Company, which are based on the prices Duquesne Light Company charges its retail customers and are in the process of being amended and reviewed by regulatory authorities, (2) the demand for service under that agreement, (3) the market price for electricity in that region and (4) our ability to produce energy to fulfill our obligations under the contract. Any changes in these factors or in the region could adversely affect our profitability and results of operations.



  THE WHOLESALE POWER INDUSTRY IS RAPIDLY CHANGING AND INTENSELY COMPETITIVE, WHICH MAY ADVERSELY AFFECT OUR ABILITY TO OPERATE PROFITABLY.



     The wholesale power industry is characterized by intense competition. A number of our competitors, including domestic and international utilities and other wholesale power generators have more extensive operating experience, larger staffs and/or greater financial resources than we do. In addition, many of the regions in which we operate have implemented or are considering implementing regulatory initiatives designed to increase competition. For example, regulations encouraging industry deregulation and privatization may cause the disaggregation of vertically integrated utilities into separate generation, transmission and distribution businesses. Moreover, FERC has proposed regulatory changes designed to increase access to transmission grids by utility and non-utility purchasers and sellers of electricity. As a result, a significant number of additional competitors could become active in the generation segment of our industry. This competition may negatively impact our ability to sell energy and related products, which could adversely affect our results of operations and our ability to grow our business.



  WE ARE SUBJECT TO STRINGENT GOVERNMENTAL REGULATION, WHICH MAY BE BURDENSOME OR LEAD TO SIGNIFICANT COSTS OR LIABILITIES.



     Our operations are subject to complex and stringent federal, state and local energy, environmental and other governmental laws and regulations. The acquisition, development and operation of our facilities require numerous permits, approvals and certifications. Further, particularly in relation to our hydroelectric facilities, we periodically need to obtain from FERC new licenses for our facilities. We are subject to regulation by FERC as wholesale energy sellers and to heightened regulation in New York State as an electric corporation. We are continually in the process of maintaining regulatory compliance to operate our facilities. If there is a delay in obtaining required regulatory approval or if we fail to comply with applicable regulations, our business and operations could be adversely affected.



     Before any acquisition of a power generation facility may be completed, we must obtain a variety of federal, state and local permits, licenses and approvals, including approval for our financing arrangements in some jurisdictions. The need to obtain these permits, licenses and approvals can have the effect of delaying or increasing the cost of an acquisition. If, for any reason, we are not able to obtain all required permits, licenses and approvals, we may not be able to complete a desirable acquisition.



     The regulatory environment applicable to the power generation and distribution industry has recently undergone substantial changes, both on a federal and state level. We are not able to predict whether there will be any further major changes in this regulatory environment, including potential regulation of the capital structure of wholesale generating companies such as ourselves, or what the ultimate effect this changing regulatory environment will have on our business. In addition, existing market rules and regulations may be revised or reinterpreted, new laws and regulations may be adopted or become applicable to us or our facilities, and future changes in laws and regulation may have a detrimental effect on our business.



  THE COSTS OF COMPLIANCE WITH EXISTING AND FUTURE ENVIRONMENTAL REGULATIONS COULD ADVERSELY AFFECT OUR CASH FLOW AND PROFITABILITY.



     Costs of compliance with environmental regulations, and in particular emission regulations, could have a material impact on our business, particularly if emission limits are tightened. Environmental laws may limit our ability to operate our facilities at maximum capacity or at all. We expect our facilities to be impacted by significant new restrictions on the emissions of sulfur dioxide, nitrogen oxide and other particulates or pollutants, especially our coal-fired facilities. For affected facilities, we plan to make capital expenditures to install new emissions control equipment and may be required to increase the efficiency of existing equipment and/or purchase emissions allowances or cease operating. Environmental laws are subject to change, which may materially increase the amount we must invest to bring our facilities into compliance, or accelerate the time at which these capital expenditures must be made. In addition, recent lawsuits by the Environmental Protection Agency and various states highlight the environmental risks faced by generating facilities in general and coal-fired generating facilities in particular. The current trend towards more stringent environmental regulations could materially affect our cash flow and profitability.


RISKS RELATING TO OUR BUSINESS AND OPERATIONS


  WE MAY BE UNABLE TO EXECUTE OUR STRATEGY OF ACQUIRING OR DEVELOPING ADDITIONAL POWER GENERATING FACILITIES, WHICH WOULD ADVERSELY AFFECT OUR ABILITY TO GROW PROFITABLY.



     Our growth depends on our ability to acquire or develop additional facilities. We have been pursuing this strategy for a very limited period of time. Moreover, our growth strategy could place a significant strain on our personnel, management systems and resources.



     The successful achievement of our growth strategy will depend on, among other things, (1) the continuation of the current regulatory environment encouraging or requiring the divestiture of generating facilities and (2) our ability to identify and complete appropriate acquisition and development opportunities in a competitive environment on acceptable terms. In recent years, the wholesale power industry has been characterized by increased competition for asset purchases and development opportunities. Many facilities are currently being sold through a competitive process, which puts significant emphasis on the price received by the seller.



     We incur substantial expenses investigating and evaluating potential acquisition and development opportunities before we can determine whether they are feasible or economically attractive, including participating in many competitive bidding processes for power generation facilities without any assurance that our bids will be accepted. If we are unable to complete the acquisition or development of a facility on a timely basis, we would generally not be able to recover our investment in the project. If we fail to acquire additional facilities or we acquire additional facilities at prices that are too high or under unfavorable terms or conditions, we would impair the achievement of our business strategy and could negatively affect our ability to generate sufficient cash flow to meet any future obligations.



  THE DEVELOPMENT AND OPERATION OF OUR FACILITIES INVOLVE RISKS THAT MAY LEAD TO POOR FINANCIAL PERFORMANCE AND IMPACT OUR STOCK PRICE.



     The construction, expansion, refurbishment, maintenance and operation of power generation facilities involve risks relating to the breakdown or failure of equipment or processes, fuel interruption and performance below expected levels of output or efficiency. A significant portion of our facilities were constructed many years ago and may require significant capital expenditures to maintain peak efficiency. In addition, weather related interference, work stoppages and other unforeseen problems may disrupt the development and operations of our facilities and adversely affect our results of operations.



     In particular, the success of our facilities will depend on the following:



     - our ability to integrate, operate, manage and properly maintain our assets on an efficient, cost-effective basis;



     - our ability to attract and retain qualified employees with construction and development expertise;



     - negotiation of satisfactory engineering, construction, fuel supply and energy sales contracts;



     - the receipt of all required regulatory and environmental approvals, licenses and permits; and



     - the availability of financing on satisfactory terms.



     While we maintain spare parts in inventory for many critical pieces of equipment and maintain insurance for property damage between $300 million and $610 million per occurrence to protect against operating risks, these protections may not be adequate to cover lost revenues or increased expenses and penalties. As a result, we may not be able to operate our facilities at a level necessary to comply with our supply agreements, which could result in significant losses to us or could limit our ability to produce cash flows sufficient to enable us to meet our obligations.



  WE WILL LIKELY NEED SIGNIFICANT ADDITIONAL FINANCING IN ORDER TO PURSUE OUR STRATEGY, WHICH MAY INCLUDE ADDITIONAL EQUITY ISSUANCES OR BORROWINGS. IF WE HAVE DIFFICULTY OBTAINING FUTURE FINANCING, OUR ABILITY TO EXECUTE OUR STRATEGY MAY BE IMPAIRED, AND OUR STOCK PRICE MAY DECLINE.



     In order to execute our business strategy, we will need to incur additional indebtedness at a corporate and/or subsidiary level and/or issue additional equity. We may not be successful in our attempts to raise additional capital on favorable terms, if at all.



     We anticipate approximately $1.5 billion in capital expenditures for repowering projects at our existing plants during the next five years. This amount includes approximately $300 million for compliance with environmental regulations and other regulatory requirements. The regulations are subject to change, which may increase the aggregate amount we must spend on capital projects or accelerate the timing of capital expenditures. This will also increase our need for additional financing.



     Upon completion of the Columbia Electric acquisition, we anticipate investing approximately $600 million in additional capital expenditures over the next three years to complete the construction and development of the facilities to be acquired.



     It is possible that future indebtedness may include terms that are more restrictive or burdensome than those in our current bank credit facilities. This may negatively impact our ability to operate our business, or severely restrict or prohibit cash distributions to us. Our ability to arrange debt financing and the costs of such capital depends upon numerous factors, including:



     - credit availability and maintenance of acceptable credit ratings;



     - investor confidence in us and our market;



     - the success of current projects; and



     - the perceived quality of new projects.

     To date, our existing stockholders have provided all of our equity capital. We do not anticipate that our existing stockholders will provide us with any additional equity capital. If we issue additional equity, it will result in dilution to our stockholders.



  BECAUSE WE HAVE A LIMITED PERIOD OF OPERATIONS, YOU HAVE LIMITED INFORMATION UPON WHICH YOU CAN EVALUATE OUR BUSINESS.



     We completed our first acquisition in November 1998 and completed our largest acquisition in April 2000. We have very limited experience operating our facilities. Our historical financial statements, therefore, may not be helpful in predicting our future performance.



     Prior to our ownership, these facilities operated as integrated parts of, or sold all of their electric output to, regulated utilities. The utilities, in turn, sold the electric output of these facilities to consumers at prices based on rates set by regulatory authorities. We cannot assure you that we will be successful in operating any of these facilities or any other facilities acquired in the future in a competitive environment where wholesale and retail electricity prices will be determined by market forces.


     As has been the case in our acquisitions to date, it is likely that, when we acquire facilities from utilities, we will not have access to the type of historical financial information that we will report regarding the prior operation of the facilities. As a result, it may be difficult for investors in our securities to evaluate the probable impact of major acquisitions on our financial performance until we have operated the acquired facilities for a substantial period of time.


  THE CONCENTRATION OF OUR SUPPLIERS AND RELIANCE ON A SINGLE CUSTOMER AT OUR FACILITIES EXPOSES US TO FINANCIAL RISKS IF ANY SUPPLIER OR CUSTOMER SHOULD FAIL TO PERFORM THEIR OBLIGATIONS.



     We periodically rely on a single supplier for the provision of fuel, water and other services required for operation of a facility. At times we rely on a single customer or a few customers to purchase all or a significant portion of a facility's output, in some cases under long-term agreements that provide support for any project debt used to finance the facility. The financial performance of any facility depends upon the continued performance by customers and suppliers of their contractual obligations and, in particular, on the credit quality of our customers and suppliers.



     The NY-ISO is the principal customer for our assets located in New York City, which in turn, sells our products to load serving entities. The following table sets forth the approximate percentage of our revenues attributed to each of our major wholesale customers for the periods presented:



            YEAR ENDED                           SIX MONTHS ENDED
        DECEMBER 31, 1999                         JUNE 30, 2000
----------------------------------      ----------------------------------
          CUSTOMER             %                  CUSTOMER             %
          --------            ----                --------            ----
Niagara Mohawk                23%       Niagara Mohawk                15%
Consolidated Edison           54%       Consolidated Edison           19%
NY-ISO                        17%       Duquesne Light Company        23%
                                        NY-ISO                        41%



     Failure by any one of these customers to meet their obligations under these agreements could cause us to enter the wholesale markets or seek to enter into new contracts for some products in these regions earlier than we currently anticipate, which may materially adversely affect our operations.

  WE MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT OUR RISK MANAGEMENT PRACTICES, WHICH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.



     We have been managing risks associated with our hedging of market price volatility in the wholesale power markets for only a limited amount of time. In addition, we do not attempt to hedge all of our future risks. There can be no assurance that our hedging activities will effectively manage this price volatility, and we may not be able to successfully manage the risks associated with wholesale power markets, including the risk that counterparties may not perform. Any failure in this regard could lead to significant losses.



  WE HAVE ENTERED INTO TRANSITION AGREEMENTS IN CONNECTION WITH THE ACQUISITION OF OUR FACILITIES, WHICH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.



     In connection with the acquisition of our facilities, we entered into three contracts to sell some or all of our products to the seller of the assets for a period of time following completion of the respective acquisitions. As a result of these agreements, we currently sell a substantial amount of our products from our hydroelectric assets to Niagara Mohawk Power Corporation and from our assets located in Ohio and Pennsylvania to Duquesne Light Company, and, as a result, we do not benefit fully from any increases in the wholesale price of energy, capacity and ancillary services until these contracts expire. In 1999, approximately 80% of our revenue resulted from sales under these agreements, and for the six months ended June 30, 2000, approximately 56% of our revenue resulted from these sales. We may also be exposed to other financial risks, including rising fuel or other costs, under the contracts. As substantially all of the obligations under these contracts are expected to expire in the third quarter of 2001, we could become subject to the risks of fluctuating demand and prices for energy, capacity and ancillary services in the markets served by these facilities. We may seek to enter into further supply contracts with respect to the output of our facilities following termination of these contracts, but we may not be successful in doing so. In the case of future acquisitions, we also cannot assure you that, if we seek to secure any commitments to purchase any or all of our output for any specified period of time, we will be able to do so.



  WE HAVE AGREED TO PROVIDE ALL OF THE ENERGY REQUIRED BY DUQUESNE LIGHT COMPANY TO SATISFY ITS PROVIDER OF LAST RESORT OBLIGATION, WHICH COULD RESULT IN SIGNIFICANT LOSSES TO US.



     Duquesne Light Company is obligated to supply electricity at predetermined tariff rates to all retail customers in its existing service territory who do not select another electricity supplier. We committed to provide 100% of the energy that Duquesne Light Company needs to meet this requirement, under an agreement that we refer to as the provider of last resort contract. We are seeking to reach agreement with Duquesne Light Company to extend the period during which we will supply energy to meet these requirements until December 31, 2004. If our obligation under this contract exceeds our own energy production levels, we would be forced to buy additional energy from the market at prevailing market prices and, in certain cases where we failed to deliver the required amount, we could incur penalties during periods of peak demand of up to $1,000 per megawatt hour. If this situation were to occur even for a brief period of time during periods of peak energy prices, we could suffer substantial losses that could materially adversely affect our results of operations for an entire fiscal year. For example, if one of our larger facilities were shut down completely during a period of peak demand, with market prices at $1,000 per megawatt hour, the cost of procuring replacement power could exceed $14 million per day. We incurred substantial costs in order to hedge a portion of this risk for the past summer. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Market Risks" and
"Business -- Orion Power Midwest, L.P. -- Provider of Last Resort Contract."

  WE DEPEND ON THE MARKET PRICES AND AVAILABILITY OF FUEL SUPPLIES TO GENERATE ELECTRICITY, WHICH MAY IMPACT OUR OPERATIONS AND FINANCIAL PERFORMANCE.



     The market prices and availability of natural gas, coal and oil fluctuate. Any price increase, delivery disruption or reduction in the availability of these commodities could affect our ability to operate our facilities and impair our cash flow and profitability. The provider of last resort contract with Duquesne Light Company may require us to operate the assets located in Ohio and Pennsylvania even if a dramatic increase in the price of coal makes it economically unattractive to do so. We may be subject to further exposure if any of our future acquisitions are concentrated in natural gas, coal or oil-fired facilities. We may not be successful in our efforts to mitigate our exposure to supply and price swings.



     Delivery of the natural gas to each of our natural gas-fired facilities typically depends on a single gas distributor, usually the natural gas utility for that location. As a result, we are subject to the risk that a natural gas distributor suffers disruptions or curtailments in its ability to deliver the natural gas to us or that the amounts of natural gas we are permitted to request are curtailed. Any disruptions and/or curtailments could materially adversely affect our ability to operate natural gas-fired generating facilities.



  WE MAY INCUR SUBSTANTIAL COSTS IF OUR SUPPLY OF WATER IS IMPAIRED.



     Hydroelectric plants require continuous water flow for their operation. Accordingly, we are subject to the risk that a drought or other water flow impairment may limit our ability to produce and market electricity from these facilities. We have agreed with Niagara Mohawk to provide electricity totaling at least 2.2 million megawatt hours each year (within quarterly targets) until September 30, 2001. If we fail to provide the minimum amount we are required to during any quarter, we will have to pay Niagara Mohawk its replacement costs. In the third and fourth quarters of 1999, we failed to meet the minimum threshold due to an extended drought in New York State. This resulted in additional costs of $1.2 million for the year.



  WE MAY BE LIABLE FOR SIGNIFICANT ENVIRONMENTAL COSTS RELATING TO OUR ACQUISITIONS.



     Some of the acquisition agreements that we have entered into have required that we assume specified pre-closing liabilities, primarily related to environmental and employee matters. We are likely to be required to assume these types of liabilities, as well as others, in connection with future acquisitions. As a result, we may be liable for significant environmental remediation costs and other liabilities arising from the operation of our facilities by prior owners, which could materially adversely affect our cash flow and operations.



  WE RELY ON TRANSMISSION LINES THAT WE DO NOT OWN OR CONTROL, WHICH MAY HINDER OUR ABILITY TO DELIVER OUR PRODUCTS.



     We depend on transmission and distribution facilities owned and operated by utilities and other power companies to deliver the electric power products and services we generate to our customers, who in turn deliver these products to the ultimate consumers of the power. If transmission is disrupted, our ability to sell and deliver our products may be hindered, which could materially affect our cash flow and profitability.



  OUR OPERATING RESULTS MAY FLUCTUATE ON A SEASONAL AND QUARTERLY BASIS.



     Electric power generation frequently is a seasonal business. Consequently, our overall operating results in the future may fluctuate substantially on a seasonal basis, and the pattern of this fluctuation may change depending on the nature and location of any facilities we acquire and the terms of any contract to sell electricity that we may enter into. Our second and third quarter results of operations will be substantially dependent on weather conditions, and may make period to period comparisons less relevant. Any substantial fluctuations in our operating results for fiscal quarters or on a year to year basis may cause our stock price to be volatile.



  IF A CHANGE IN CONTROL OCCURS, IT MAY NEGATIVELY AFFECT OR ALLOW TERMINATION OF SEVERAL OF OUR IMPORTANT AGREEMENTS.


     Upon the occurrence of a change of control, several of our important agreements may be negatively affected or terminated, including the employment contracts of our key officers and directors. A change of control may constitute an event of default under our credit facilities, which would permit the lenders under those credit facilities to exercise remedies, including accelerating the outstanding indebtedness and prohibiting any future distributions by our subsidiaries to us. In addition, following a change of control, each holder of our senior notes may require us to purchase all or a portion of that holder's notes at 101% of the principal amount, plus accrued and unpaid interest. There can be no assurance that we will have the financial resources necessary to repay our indebtedness or repurchase the notes upon a change in control.


  WE ARE CONTROLLED BY A LIMITED NUMBER OF STOCKHOLDERS, AND THERE MAY BE CONFLICTS OF INTEREST BETWEEN THESE STOCKHOLDERS AND OUR PUBLIC STOCKHOLDERS.



     Upon completion of this offering, GS Capital Partners II, L.P. and affiliated investment partnerships collectively will beneficially own approximately 38% of our outstanding common stock. In addition, Constellation Enterprises, Inc., several affiliates of Mitsubishi Corporation and Tokyo Electric Power Company International B.V. will beneficially own approximately 34% of our outstanding common stock. As a result of their stock ownership, each of our significant stockholders, individually or in conjunction with one or more other stockholders, may be deemed to be able to exercise control over at least some of our activities, including election of directors, approval of significant corporate transactions, our dividend policy and access to capital.


     Each of our significant stockholders, together with its affiliates, has other business activities and interests in addition to its ownership position in us. It is possible that the stockholders may exercise their control in ways that serve their individual interests but do not serve the best interests of the public stockholders. It is also possible that conflicts or disagreements among the stockholders regarding the proper course for us may make it difficult for us to take action important to the achievement of our goals.

     Several affiliates of Constellation Enterprises are generators and distributors of electric power in their own right and may have conflicts of interest between their obligations under contracts with us and their other operations.

     GS Capital Partners II, L.P. is controlled by an affiliate of the lead underwriter for this offering, Goldman, Sachs & Co. Goldman Sachs is a global investment banking and securities firm that engages in many activities that could give rise to conflicts with our interests. For example:

     - Goldman Sachs serves as a financial advisor to electric and gas utility companies, power generation and energy trading companies and as such assists these companies in raising capital or developing business and financial strategies that may involve competition with us or give these companies an advantage in competing with us.

     - Goldman Sachs or its affiliates may compete directly with us and Goldman Sachs has no agreement with us that would prevent it from doing so. Goldman Sachs and its affiliates, including GS Capital Partners II, L.P., regard the investment in us as a financial investment.

     - Goldman Sachs and its affiliates may, from time to time, own significant investments in companies that compete with us, and directors, officers or employees of Goldman Sachs or its affiliates may serve as directors or advisors to these competitors.

     - A Goldman Sachs affiliate serves as advisor to Constellation Power Source, an affiliate of Constellation Enterprises, Inc., for power marketing and related risk management services and receives a portion of the profits of that activity as compensation. Goldman Sachs has agreed that it will provide these advisory services exclusively to Constellation.


     Constellation Enterprises and affiliates currently own approximately 31% of our outstanding shares (approximately 19% following this offering). We previously entered into a strategic alliance agreement with Constellation Power Source under which they serve as the exclusive provider of power marketing and risk management advisory services to us. We also entered into a non-compete agreement under which Constellation Energy Group, Inc. (the parent of Constellation Enterprises) and its affiliates agreed not to compete with us in the purchase of existing, non-nuclear generating assets in the United States and Canada. Both the strategic alliance agreement and the non-compete agreement will terminate upon the closing of this offering. Constellation Enterprises regards its investment in us as a financial investment, and we expect that, after this offering, Constellation Enterprises and its affiliates will compete with us in purchasing generating assets and by the execution of its own merchant generation strategy.


     Constellation Energy Group, Inc. develops, owns and operates generation, transmission and other distribution assets, and markets and trades power products and related fuels throughout North America. Given the national scope of Constellation Energy Group's energy business, they will continue to compete with us, and there are no restrictions on their ability to do so.


  THE SUBSTANTIAL OWNERSHIP INTEREST IN US BY CERTAIN OF OUR STOCKHOLDERS MAY HINDER OUR ABILITY TO MAKE ACQUISITIONS OR ENTER ADDITIONAL MARKETS.



     Because Constellation Enterprises and private investment partnerships affiliated with Goldman Sachs have, and will continue to have, a substantial ownership of our shares following this offering, government agencies responsible for assuring competition in the markets in which we participate or may wish to participate in the future may attribute ownership of Constellation Enterprises' or Goldman Sachs' assets to us for purposes of considering competitive effects. This could limit our ability to make acquisitions or otherwise engage in business in markets in which Constellation Enterprises or Goldman Sachs has or obtains a significant market presence, or affect our ability to transact business in those markets at market based rates.



  WE HAVE SUBSTANTIAL INDEBTEDNESS, WHICH RESTRICTS OUR ACTIVITIES AND COULD AFFECT OUR ABILITY TO MEET OUR OBLIGATIONS.


     We incurred substantial indebtedness to finance our acquisitions. As of June 30, 2000, we had total indebtedness of approximately $2.3 billion, with approximately $50.9 million available for future borrowings under our subsidiaries' various working capital facilities. In July 2000, we established a $75 million revolving credit facility.


     Our substantial indebtedness has important consequences to you. For example, it:



     - requires us to dedicate a substantial portion of our operating subsidiaries' cash flow to payments on our indebtedness, which reduces the amount of cash flow available to fund working capital, capital expenditures, future acquisitions and other corporate requirements;



     - increases our vulnerability to general adverse economic and industry conditions;



     - limits our ability to borrow additional funds, which could put us at a competitive disadvantage, and to respond to business opportunities or to adverse changes in governmental regulation;



     - places us at a disadvantage to our less leveraged competitors; and



     - subjects us to financial and other restrictive covenants, which, if not complied with, could result in an event of default and acceleration of our debt.

     Our ability to meet our payment obligations under our debt or to fund capital expenditures depends on our performance. Our performance is subject to regulatory, economic, financial, competitive, legislative and other factors that are beyond our control. We cannot provide you with any assurance that our cash flow from operations will enable us to meet all of our payment obligations under our debt or to fund our other liquidity needs.



  WE WILL NEED TO REFINANCE THE INDEBTEDNESS UNDER OUR BANK CREDIT FACILITIES WHEN THIS INDEBTEDNESS BECOMES DUE.



     As of June 30, 2000, we had $715 million outstanding under the credit facility of our subsidiary Orion Power New York, L.P., which becomes due in December 2002, and $1,144 million outstanding under the credit facility of our subsidiary Orion Power MidWest, L.P., which becomes due in October 2002. We will need to refinance these bank credit facilities when they become due, which may require regulatory approvals. We cannot assure you that we will be able to refinance these bank credit facilities on commercially reasonable terms, or at all, which could have a material adverse affect on our financial condition. The credit facilities are secured by substantially all of the assets of our subsidiaries. If we are unable to refinance these credit facilities, we may be forced to default on our debt obligations.



  WE MAY NOT BE ABLE TO SERVICE OUR CORPORATE-LEVEL INDEBTEDNESS BECAUSE OF OUR HOLDING COMPANY STRUCTURE, WHICH COULD CAUSE US TO DEFAULT ON OUR DEBT.



     Our subsidiaries conduct substantially all of our operations. We depend upon cash dividends and distributions or other transfers from our subsidiaries to service our corporate-level debt and maintain our cash flow. The debt agreements of each of our subsidiaries provide that the maximum amount of dividends or distributions from the subsidiary to us may not exceed $100 million over the life of the facility for the subsidiary holding our assets located in New York and $175 million over the life of the facility for the subsidiary holding our assets located in Ohio and Pennsylvania. Our subsidiaries are separate and distinct legal entities that have no obligation, contingent or otherwise, to pay any amounts due under our indebtedness or to make any funds available to us, whether by dividends, loans or other payments, and they do not guarantee the payment of our corporate-level indebtedness.


RISKS RELATING TO THE MARKET FOR OUR COMMON STOCK


  OUR SECURITIES HAVE NO PRIOR PUBLIC MARKET, AND WE CANNOT ASSURE YOU THAT ANY PUBLIC MARKET WILL DEVELOP OR BE SUSTAINED AFTER THE OFFERING.



     Before this offering, there has not been a public market for our common stock, and an active public market for our common stock may not develop or be sustained after this offering. If no public market develops, you may have difficulty selling your stock. The market price for our common stock may fluctuate significantly after this offering, and may decline below the initial public offering price. Since the price you will pay for our common stock in this offering was not established in a competitive market, you may not be able to resell those shares at or above the initial public offering price.



     Because Goldman, Sachs & Co. is an affiliate of ours, it will not be permitted under the rules of the New York Stock Exchange to solicit, or make recommendations regarding, the purchase or sale of our common stock. This could affect the liquidity of, the trading markets for, or investor interest in, our common stock, which could adversely affect the price at which our common stock trades.

  64.9 MILLION, OR APPROXIMATELY 72%, OF OUR TOTAL OUTSTANDING SHARES AFTER THIS OFFERING, ARE RESTRICTED FROM IMMEDIATE RESALE BUT MAY BE SOLD INTO THE MARKET IN THE NEAR FUTURE. THIS COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DROP SIGNIFICANTLY, EVEN IF OUR BUSINESS IS DOING WELL.



     After this offering, we will have outstanding 90,595,926 shares of common stock. This includes the 25,000,000 shares sold in this offering, which may be resold in the public market immediately. 64,918,226 shares, or approximately 72% of our total outstanding shares after this offering, will become available for resale in the public market 180 days after the date of this prospectus due to an agreement these stockholders have with the underwriters, subject to applicable volume and other limitations imposed under federal securities laws, including Rule 144. However, the underwriters can waive this restriction and allow these stockholders to sell their shares at any time. In addition, all of our existing stockholders have the right to require us to register their shares under the Securities Act. As restrictions on resale end or as these stockholders exercise their registration rights, the market price of our stock could drop significantly if the holders of restricted shares sell them or are perceived by the market as intending to sell them.



  OUR CHARTER DOCUMENTS, RIGHTS AGREEMENT AND DELAWARE LAW MAY INHIBIT A TAKEOVER, WHICH COULD CAUSE THE MARKET PRICE OF OUR SHARES TO DECLINE.



     Our certificate of incorporation, bylaws and rights agreement, as well as Delaware corporate law, contain provisions that could delay or prevent a change of control or changes in our management that a stockholder might consider favorable. These provisions apply even if the offer may be considered beneficial by some stockholders. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.



  ALTHOUGH INVESTORS WILL PAY $18.50 PER SHARE IN THIS OFFERING, EACH SHARE ONLY HAS A TANGIBLE BOOK VALUE OF $10.39 PER SHARE.



     The initial public offering price per share will significantly exceed the net tangible book value per share. Therefore, based upon the assumed initial public offering price of $18.50 per share, if you purchase our common stock in this offering, you will incur immediate and substantial dilution of approximately $6.46 per share in the net tangible book value per share of common stock from the initial public offering price.



FORWARD-LOOKING STATEMENTS REGARDING TRANSACTIONS MAY NOT BE CORRECT WHICH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.


     Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks and relate to future events, our future financial performance or our projected business results. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology.

     Forward-looking statements are only predictions. Actual events or results may differ materially from any forward-looking statement as a result of various factors. These factors include:

     - legislative and regulatory initiatives regarding deregulation and restructuring of the electric utility industry;

     - the extent and timing of the entry of additional competition in our markets;

     - our pursuit of potential business strategies, including acquisitions or dispositions of assets;

     - state, federal and other rate regulations in the United States;

     - changes in or application of environmental and other laws and regulations to which we are subject;

     - political, legal and economic conditions and development in the United States;

     - financial market conditions and the results of our financing efforts, changes in commodity prices and interest rates, weather and other natural phenomena;

     - the performance of projects undertaken and the success of our efforts to invest in and develop new opportunities; and

     - other factors, including the risks outlined under "Risk Factors."


     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements.

                                USE OF PROCEEDS


     We estimate that the net proceeds from our sale of 21,779,032 shares of common stock in this offering will be approximately $376.1 million (approximately $441.3 million if the underwriters' over-allotment option is exercised in full), based on an assumed initial public offering price of $18.50 per share (the mid-point of our estimated range) and after deducting underwriting discounts and commissions and our estimated offering expenses. We will not receive any of the proceeds from the sale of shares by the selling stockholders.



     We expect to use the net proceeds of the offering to purchase all of the outstanding capital stock of Columbia Electric Corporation and for other acquisitions and/or development of electric power generating facilities and for general corporate purposes and working capital requirements. However, this offering is not conditioned on the completion of the Columbia Electric acquisition. We will retain broad discretion as to the use of the net proceeds currently allocated to that acquisition if it is not completed.



     Although we regularly review potential acquisitions, we currently have not entered into any binding commitments or agreements with respect to any such transactions other than the agreement relating to the acquisition of Columbia Electric. Until we use the net proceeds as described above, we plan to invest them in short-term, interest-bearing, investment grade securities.


                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Our senior notes and credit facilities limit our ability to pay cash dividends.

                                    DILUTION


     Our net tangible book value at June 30, 2000 was approximately $715 million, or $10.39 per share. After giving effect to our sale of 21,779,032 shares of common stock in this offering at an assumed initial public offering price of $18.50 per share (the mid-point of our estimated range) and after deducting an assumed underwriting discount and estimated offering expenses payable by us, our as adjusted net tangible book value at June 30, 2000 would have been approximately $1.1 billion, or $12.04 per share. This represents an immediate increase in net tangible book value of $1.65 per share to our existing stockholders and an immediate dilution in net tangible book value of $6.46 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution per share:



Assumed initial public offering price per share.............            $18.50
  Net tangible book value per share as of June 30, 2000.....  $10.39
  Increase in book value per share attributable to new
     investors..............................................    1.65
                                                              ------
  As adjusted net tangible book value per share after this
     offering...............................................             12.04
                                                                        ------
  Dilution in net tangible book value per share to new
     investors..............................................            $ 6.46
                                                                        ======


     The following table shows at June 30, 2000, on an as adjusted basis, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders for their common stock and by new investors purchasing common stock in this offering:


                                             SHARES PURCHASED          TOTAL CONSIDERATION        AVERAGE
                                           ---------------------    -------------------------      PRICE
                                             NUMBER      PERCENT        AMOUNT        PERCENT    PER SHARE
                                             ------      -------        ------        -------    ---------
Existing stockholders(a).................  68,816,894       76%     $  804,875,000       67%      $11.70
New investors(b).........................  21,779,032       24%        402,912,092       33%       18.50
                                           ----------      ---      --------------      ---       ------
         Total...........................  90,595,926      100%     $1,207,787,092      100%      $13.33
                                           ==========      ===      ==============      ===       ======


---------------
(a) Includes 1,219,355 shares of our common stock, valued at $18.9 million, issued as partial consideration for the acquisition of four subsidiaries of Constellation Operating Services.


(b) Represents the 21,779,032 shares of common stock offered by us in this offering.


     At June 30, 2000, there were outstanding options and warrants to purchase 10,132,647 shares of common stock at a weighted average exercise price of approximately $11.33 per share. Additionally, there are 4,473,653 options available for future grant under our 1998 stock incentive plan, as amended. To the extent we issue additional shares or the holders exercise these outstanding options or warrants or any options we grant in the future, there will be further dilution to new investors.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 2000. Our capitalization is presented:

     - on an actual basis; and


     - on an as adjusted basis to reflect the receipt and application of the estimated net proceeds from the sale of common stock in this offering, at an assumed initial public offering price of $18.50 per share. See "Use of Proceeds."


     You should read the information in this table together with our consolidated financial statements and the related notes and with "Selected Consolidated Financial and Operating Data," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.


                                                               AS OF JUNE 30, 2000
                                                            -------------------------
                                                              ACTUAL      AS ADJUSTED
                                                              ------      -----------
                                                                   (UNAUDITED)
                                                             (DOLLARS IN THOUSANDS)
Long-term debt obligations, including current portion:
  Orion Power New York, L.P. Credit Facility(a)...........  $  715,000    $  715,000
  Orion Power MidWest, L.P. Credit Facility(b)............   1,144,137     1,144,137
  12% senior notes due 2010...............................     400,000       400,000
  Other notes payable.....................................         619           619
                                                            ----------    ----------
          Total long-term debt............................   2,259,756     2,259,756
                                                            ----------    ----------
Common stock subject to put rights(c).....................      19,171            --
                                                            ----------    ----------
Stockholders' equity:
  Common stock, $.01 par value, 200,000,000 shares
     authorized, 67,597,539 shares issued and outstanding,
     actual, and 90,595,926 shares issued and outstanding,
     as adjusted..........................................         676           906
  Additional paid-in capital..............................     759,478     1,154,285
  Deferred compensation(d)................................      (4,368)       (4,368)
  Notes receivable........................................      (5,672)       (5,672)
  Retained earnings (deficit).............................      17,599        17,870
                                                            ----------    ----------
          Total stockholders' equity......................     767,713     1,163,021
                                                            ----------    ----------
          Total capitalization............................  $3,046,640    $3,422,777
                                                            ==========    ==========


---------------

(a) This credit facility provides for a $700.0 million acquisition facility and a $30.0 million working capital facility, of which $10.0 million is used to post a letter of credit for an indirect wholly owned subsidiary.



(b) This credit facility provides for a $1.11 billion acquisition facility and a $90.0 million working capital facility, of which $10.0 million is used to post a letter of credit for a wholly owned subsidiary.


(c) We issued 1,219,355 shares of our common stock, valued at $18.9 million, as partial consideration for the acquisition of four subsidiaries of Constellation Operating Services. Constellation Operating Services has the right to require us to repurchase these shares at dates and under circumstances set forth in the acquisition agreements. This right will terminate upon completion of this offering.

(d) As part of our employees' stock option agreements, certain employees received options to acquire shares of our common stock at the time of each acquisition. Certain employees received these options at exercise prices that were determined when they commenced employment, which was less than the fair value of the common stock at the date of issuance of the options. We recognized deferred compensation for any difference between exercise price and fair value.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following tables present our selected consolidated financial data. The information set forth below should be read together with the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and the notes to those statements included in this prospectus. Our consolidated income statement data for the period March 10, 1998 (inception) to December 31, 1998 and the year ended December 31, 1999, and balance sheet data as of December 31, 1998 and 1999, are derived from our audited consolidated financial statements, which were audited by Arthur Andersen LLP, independent public accountants. The balance sheet and statement of income data as of and for the six months ended June 30, 1999 and 2000 are derived from our unaudited financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited financial statements have been prepared on a basis consistent with the audited financial statements which appear elsewhere in this prospectus and include all adjustments, which are normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the unaudited periods. The historical results presented are not necessarily indicative of future results. We have supplied selected capacity and other data set forth below under the caption "Operating Data."


                                                        MARCH 10, 1998
                                                        (INCEPTION) TO    YEAR ENDED    SIX MONTHS ENDED JUNE 30,
                                                         DECEMBER 31,    DECEMBER 31,   -------------------------
                                                             1998            1999         1999          2000
                                                        --------------   ------------     ----          ----
                                                                                               (UNAUDITED)
                                                                         (DOLLARS IN THOUSANDS)
STATEMENT OF INCOME DATA:
Revenue...............................................     $    314      $   134,074     $ 2,023     $   341,674
                                                           --------      -----------     -------     -----------
Operating expenses:
  Fuel................................................           --           20,463          --         127,706
  Operations and maintenance..........................           24           22,732       1,965          35,553
  Taxes other than income tax.........................           --           20,785         280          27,016
  General and administrative..........................        2,620           16,755       2,137          14,496
  Depreciation and amortization.......................           94           18,938         409          42,296
                                                           --------      -----------     -------     -----------
Total operating expenses..............................        2,738           99,673       4,791         247,067
                                                           --------      -----------     -------     -----------
Operating (loss) income...............................       (2,424)          34,401      (2,768)         94,607
Charge for buyout of operations and maintenance
  contracts...........................................           --               --          --          19,000
Interest expense, net.................................          124           23,943          37          52,303
                                                           --------      -----------     -------     -----------
(Loss) income before provision for income tax.........       (2,548)          10,458      (2,805)         23,304
Income tax (benefit) expense..........................       (1,006)           4,796      (1,126)          9,554
                                                           --------      -----------     -------     -----------
Net (loss) income.....................................     $ (1,542)     $     5,662     $(1,679)    $    13,750
                                                           ========      ===========     =======     ===========
(LOSS) EARNINGS PER AVERAGE COMMON SHARE:
  Basic...............................................     $ (12.94)     $      0.39     $ (0.89)    $      0.29
                                                           ========      ===========     =======     ===========
  Diluted.............................................     $ (12.94)     $      0.38     $ (0.89)    $      0.27
                                                           ========      ===========     =======     ===========
STATEMENT OF CASH FLOWS DATA:
Cash flows from operating activities..................     $ (2,335)     $    10,456     $  (844)    $   (12,763)
Cash flows from investing activities..................      (16,407)      (1,047,167)     (2,123)     (1,768,424)
Cash flows from financing activities..................       20,345        1,113,657       4,038       1,746,860
OPERATING DATA:
Consolidated EBITDA(a)................................     $ (2,330)     $    53,339     $(2,359)    $   117,903
                                                           ========      ===========     =======     ===========
Megawatt hours produced during period.................        7,283        2,793,689      90,357       5,494,382
Net capacity owned at end of period (megawatts).......          102            2,613         102           5,227

                                                           AS OF DECEMBER 31,    AS OF JUNE 30, 2000
                                                           ------------------    -------------------
                                                           1998        1999
                                                           ----        ----          (UNAUDITED)
BALANCE SHEET DATA:
Working capital(b)......................................  $ 2,079   $  154,245       $  311,108
Total assets............................................   20,450    1,252,007        3,218,817
Total debt, including current portion...................    2,593      787,680        2,259,756
Total stockholders' equity..............................   17,068      395,416          767,713


---------------

(a) Consolidated EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA, as defined, is presented because it is a widely accepted financial indicator used by some investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA, as defined, is not intended to represent cash flows for the period, nor is it presented as an alternative to operating income or as an indicator of operating performance. It should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles (GAAP) in the United States, is not indicative of operating income or cash flow from operations as determined under GAAP and does not give effect to our capital expenditures or debt service payments. Our method of computation may or may not be comparable to other similarly titled measures by other companies.



(b) Includes cash held in restricted accounts pursuant to our credit facilities of $56.9 million as of December 31, 1999 and of $158.9 million as of June 30, 2000.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion in conjunction with "Risk Factors," "Selected Consolidated Financial and Operating Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

OVERVIEW


     We were incorporated in Delaware in March 1998 for the purpose of acquiring, developing, owning, and operating non-nuclear electric power generating facilities in the United States and Canada. Commencing in November 1998, in four separate acquisitions, we have acquired our existing facilities with a total electric generating capacity of 5,396 megawatts. Our business strategy includes the acquisition and development of additional generating facilities to the extent that facilities meeting our investment criteria become available to us on attractive terms.



     Wholesale power generators like us typically sell three types of products: energy, capacity, and ancillary services. Although these are separate products, all three products are typically sold together, with the exception of capacity in the New York City market. Accordingly, we do not allocate revenue among our products other than in the New York City market.


     Energy. Energy refers to the actual electricity generated by our facilities and sold to intermediaries for ultimate transmission and distribution to consumers of electricity. Energy is the only one of our products that is subsequently distributed to consumers by power retailers.


     Capacity. Capacity refers to the physical capability of a facility to produce energy. In some regional power markets, like the market managed by the NY-ISO, a market for capacity exists distinct from the market for the energy produced by that capacity. In other power markets, like the East Central Area Reliability Council region in Ohio and Pennsylvania, there is no market for capacity as a separate product, and the value of the underlying capacity is included in the price of the energy produced.


     In the New York market administered by the NY-ISO, wholesale power generators sell capacity into a regional market to assure power retailers in that region that they will have access to energy adequate to meet their retail demand. The sale of capacity in New York represents a commitment by a wholesale generator to make the energy it produces available to the relevant day-ahead market, but does not commit the wholesale generator to sell that energy to any particular power retailer or at any particular price. Power retailers are not committed to acquire energy from the wholesale generators from whom they purchase capacity. A wholesale generator will recognize additional revenue when it sells its energy, either into the ISO market or to any other third-party purchaser. Utilities and other power retailers build the cost of acquiring capacity into the retail price for electricity.

     In markets like New York City, where there are constraints on the ability to transmit power from outside the city into the city and reliability of the power supply system is a high priority, capacity -- not the energy itself -- may represent the principal product and significant source of revenue for local wholesale generators.

     Ancillary Services. Ancillary services generally are support products used to ensure the safe and reliable operation of the electric power supply system. Examples of ancillary services include:

     - automatic generation control, which is used to balance energy supply with energy demand, referred to in our industry as "load," on a real-time basis;

     - operating reserves, which are used on an hourly or daily basis to generate additional energy if demand increases or if major generating resources go off-line or if transmission facilities become unavailable;

     - reactive supply and voltage support, which maintain voltages on the transmission and distribution system within acceptable limits; and

     - black start capability, which is used to restart generating facilities without reliance on external energy sources.

     Markets. We typically sell our products to electric power retailers, which are the entities that supply power to consumers. Power retailers include regulated utilities, municipalities, energy supply companies, cooperatives, and retail "load" aggregators.

     We may sell energy and ancillary services in advance under bilateral supply contracts with specific buyers. Alternatively, we may sell them into regionally operated day-ahead and real-time markets. Capacity may be sold in monthly, semi-annual, or annual blocks in a competitive bid market or in advance under bilateral contracts.


FACILITIES



     Our facilities are diversified by fuel type, technology and, consequently, by cost of production. Facilities that have the lowest costs of production relative to other power plants in the region are usually the facilities that are first used to provide energy. These facilities are known as "baseload" facilities and typically operate more than 60% of the time that they are available. Our hydroelectric assets in New York, which have a marginal cost of production of between $1 and $2 per megawatt hour, are examples of baseload facilities. Our baseload facilities also include the coal-fired facilities in Pennsylvania and Ohio, which have a marginal cost of production of between $15 and $20 per megawatt hour, depending on the delivered cost of coal.



     As demand for electricity rises during the year or even during the course of a day, power plants that have higher costs of production are dispatched to supply additional energy. Facilities that regularly provide additional energy during a day are known as "intermediate" facilities. Intermediate facilities are used between 10% and 60% of the time that they are available. Our intermediate facilities generally have a marginal cost of production of between $20 and $50 per megawatt hour, depending on the cost of fuel.



     Power plants with the highest costs of production are called upon only in times of exceptionally high demand and are known as "peaking units." Peaking units are dispatched less than 10% of the time that they are available in the course of a year and generally have a marginal cost of production of between $50 and $75 or more per megawatt hour, depending on the cost of fuel.



     The table below separates our capacity into baseload, intermediate and peaking categories:



           CAPACITY (MW) BY DISPATCH              PERCENTAGE OF TOTAL CAPACITY
           -------------------------              ----------------------------
Baseload........................................               53%
Intermediate....................................               27
Peaking.........................................               20



IMPACT OF COLUMBIA ELECTRIC ACQUISITION



     In September 2000, we entered into an agreement to purchase all of the stock of Columbia Electric Corporation for $200 million in cash and the assumption of project-level debt. Among the assets being acquired are two projects under construction and several other projects in various stages of development in Maryland, Kentucky, Pennsylvania and West Virginia. Columbia Electric has agreed to divest its interests in facilities already in operation prior to our acquisition.

     The two projects under construction, the 568 megawatt baseload plant at the Liberty Generating Station and the 500 megawatt peaking plant at the Ceredo Generating Station, will require us to invest an additional $100 million in 2001 and $40 million in 2002.



     We intend to use the net proceeds from this offering and cash flow from operations to finance these expenditures. In addition, we are assuming a credit facility which funds the construction of the Liberty project.



     The future development projects could require significant additional capital, but we do not yet consider the projects advanced enough for us to estimate the timing or amount of the total additional capital expenditures that will be required. We would expect to finance these amounts through a combination of debt and equity financing and cash flow from operations.


RESULTS OF OPERATIONS

     Generally. The principal factor affecting recent changes in our results has been the timing of the acquisitions of our facilities. We acquired our existing facilities on the following dates:

     - Carr Street Generating Station -- November 19, 1998;


     - Hydroelectric assets -- July 30, 1999;



     - Assets located in New York City -- August 20, 1999; and



     - Assets located in Ohio and Pennsylvania -- April 28, 2000.


     As a result, our results for year ended December 31, 1998 reflect only corporate administrative expenses incurred following our formation in March 1998 and the operation of the Carr Street Generating Station from November 1998. Our results for other periods include the operations of our facilities from the date of acquisition. From November 1998 until July 1999, we operated only the Carr Street Generating Station.


     The substantial expansion of our operations in July and August 1999 and April 2000 with the acquisition of the hydroelectric assets, the assets located in New York City and the assets located in Ohio and Pennsylvania makes our historical financial statements less useful either as a means of understanding our current financial situation or as an indicator of our future results than might be the case with a more established company.



     For periods prior to our acquisitions of the various facilities, separate historical financial statements are not available with respect to the hydroelectric assets, the assets located in New York City or the assets located in Ohio and Pennsylvania because their prior owners did not treat these assets as separate business units, but rather as parts of a fully integrated business.


  SIX MONTHS ENDED JUNE 30, 2000 COMPARED TO SIX MONTHS ENDED JUNE 30, 1999


     Revenue. Our revenue was $341.7 million for the six months ended June 30, 2000, as compared to revenue of $2.0 million for the six months ended June 30, 1999. The increase is a result of the ownership and operation of the hydroelectric assets, the assets located in New York City and the assets located in Ohio and Pennsylvania in the more recent period, all of which were acquired after June 30, 1999. The six months ended June 30, 1999 reflects Carr Street as our only owned and operating asset. Carr Street revenues were $2.3 million for the six months ended June 20, 2000, as compared to $2.0 million for the six months ended June 30, 1999. The increase was due to increased generation during the period ending June 30, 2000. The revenue from each facility was determined at least in part in accordance with the various interim capacity and energy agreements then in place, including the provider of last resort contract. Our capacity sale agreement with Consolidated Edison, which includes energy, for the assets located in New York City expired in April 2000, at which time we began selling all of our products into the market through the NY-ISO. Capacity sales generated from the assets located in New York City were

$96.1 million for the six months ended June 30, 2000, as compared to $0 for the six months ended June 30, 1999.



     We anticipate that the provider of last resort contract will serve to reduce the seasonality of our revenues due to the fact that the price we receive under the contract is fixed throughout the year. From the period April 28, 2000 through June 30, 2000, during which the provider of last resort contract was in effect, we believe that our revenues were lower than they would have been had we received market prices. We are, however, unable to quantify this difference since we did not attempt to sell this significant amount of electricity into the market, and are unable to estimate what price we would have received and what quantity we would have sold had we done so.


     Operating Expenses. Our operating expenses consisted of fuel expense, operations and maintenance expense, taxes other than income taxes (principally, property taxes), general and administrative expenses and depreciation and amortization expense.

     We had fuel expenses of $127.7 million for the six months ended June 30, 2000, compared with no fuel expenses for the six months ended June 30, 1999. The Carr Street facility operates under a tolling agreement, which provides that the party buying the power is responsible for supplying all necessary fuel.


     Our operations and maintenance expenses were $35.6 million for the six months ended June 30, 2000, as compared to $2.0 for the six months ended June 30, 1999. The increase is a result of the ownership and operation of the hydroelectric assets and the assets located in New York City and in Ohio and Pennsylvania in the more recent period, all of which were acquired after June 30, 1999.



     Taxes other than income taxes amounted to $27.0 million for the six months ended June 30, 2000 compared to $280,000 for the six months ended June 30, 1999. The increase is a result of the ownership and operation of the hydroelectric assets and the assets located in New York City and in Ohio and Pennsylvania in the more recent period.


     Our general and administrative expenses were $14.5 million for the six months ended June 30, 2000, as compared to $2.1 million for the six months ended June 30, 1999. The increase is the result of expanded corporate infrastructure as well as the creation of two regional headquarters to support our growth.


     Depreciation and amortization expense was $42.3 million for the six months ended June 30, 2000, as compared to $409,000 for the six months ended June 30, 1999. Depreciation and amortization increased due to the acquisition of the hydroelectric assets and the assets located in New York City and in Ohio and Pennsylvania after June 1999.



     Operating Income. As a result of these factors, our operating income was $94.6 million for the six months ended June 30, 2000, as compared to an operating loss of $2.8 million for the six months ended June 30, 1999. During the six months ended June 30, 2000, a majority of our operating income was contributed by the assets located in New York, due in part to the acquisition of the assets located in Ohio and Pennsylvania during the period.



     Charge for Buyout of Operations and Maintenance Contracts. In April 2000, we purchased all of the outstanding capital stock of three subsidiaries of Constellation Operating Services which, pursuant to our strategic alliance agreement, operated our assets located in New York. In addition, we acquired another subsidiary of Constellation Operating Services that was established to operate the assets located in Ohio and Pennsylvania. We paid $19.0 million for the four subsidiaries by issuing Constellation Operating Services 1,219,355 shares of our common stock and paying $0.1 million in cash. As a result of these acquisitions, we incurred a one time non-operating loss of $19.0 million. There was no such loss for the six months ended June 30, 1999.

     Interest Expense, Net. Our interest expense, net was $52.3 million for the six months ended June 30, 2000, as compared to $37,000 for the six months ended June 30, 1999. Interest income was $4.2 million for the six months ended June 30, 2000, as compared to $0 for the six months ended June 30, 1999. The increase in interest expense is due to our bank credit agreements, senior notes and loans from our stockholders to finance the acquisition and operation of the hydroelectric assets and the assets located in New York City and in Ohio and Pennsylvania. The interest income was generated from overnight investments related to daily cash on hand as allowed under our credit facilities.


  YEAR ENDED DECEMBER 31, 1999 COMPARED TO THE PERIOD MARCH 10, 1998 (INCEPTION) THROUGH DECEMBER 31, 1998


     Revenue. Our revenue was $134.1 million for the year ended December 31, 1999, as compared to revenue of $0.3 million for the period from March 10, 1998 (inception) through December 31, 1998. The increase is a result of the ownership and operation of the hydroelectric assets and the assets located in New York City in the more recent period, which were acquired after December 31, 1998 and the longer period of operation of the Carr Street facility in 1999. The revenue from each facility was determined in accordance with the various interim capacity and energy agreements then in place. Our transition energy sale agreement with Consolidated Edison expired on November 18, 1999, allowing us to realize market prices for energy sales after that date. Our capacity sale agreement for the assets located in New York City expired in April 2000, and we then commenced selling capacity in New York City through the NY-ISO market. Capacity sales generated from the assets located in New York City were $71.3 million for the year ended December 31, 1999.


     Operating Expenses. Our operating expenses consisted of fuel expense, operations and maintenance expense, taxes other than income taxes, general and administrative expenses and depreciation and amortization expense.


     We had fuel expenses of $20.5 million for the year ended December 31, 1999, compared with $0 in the prior period. Both the Carr Street facility and, until November 18, 1999, the assets located in New York City were operated under tolling agreements, which provided that the party buying the power would supply all necessary fuel. As a result of the expiration of the tolling agreement for the assets located in New York City, as well as the impact of the acquisition of the assets located in Ohio and Pennsylvania, fuel costs will be a significant expense for us in future periods.


     In the third and fourth quarters of 1999, we failed to meet the minimum threshold under our energy contract with Niagara Mohawk due to a drought. This resulted in additional net costs to meet our obligations of $1.2 million for the year.


     Our operations and maintenance expenses were $22.7 million for the year ended December 31, 1999, as compared to $24,000 for the period from March 10, 1998 (inception) through December 31, 1998. The increase is a result of the operation of the hydroelectric assets, the assets located in New York City, and the Carr Street facility in the more recent period.



     Taxes other than income taxes amounted to $20.8 million for the year ended December 31, 1999 compared to $0 for the period from March 10, 1998 (inception) through December 31, 1998. This was due to our ownership of the Carr Street facility during all of 1999, as well as the hydroelectric assets and the assets located in New York City for a portion of the period.



     Our general and administrative expenses were $16.8 million for the year ended December 31, 1999, as compared to $2.6 million for the period from March 10, 1998 (inception) through December 31, 1998. The increase is the result of expanded corporate infrastructure to support our growth and approximately $6.7 million of transaction costs related to the acquisition of the hydroelectric assets and the assets located in New York City.

     Depreciation and amortization expense was $18.9 million for the year ended December 31, 1999, as compared to $94,000 for the period from March 10, 1998 (inception) through December 31, 1998. Depreciation and amortization increased due to the acquisition of the hydroelectric assets, the assets located in New York City, and the ownership of Carr Street facility during all of 1999.


     Operating Income. As a result of these factors, our operating income was $34.4 million for the year ended December 31, 1999, as compared to an operating loss of $2.4 million for the period from March 10, 1998 (inception) through December 31, 1998.


     Interest Expense, Net. Our interest expense, net was $23.9 million for the year ended December 31, 1999, as compared to $124,000 for the period from March 10, 1998 (inception) through December 31, 1998. Interest income was $1.8 million for the year ended December 31, 1999 and $13,000 for the period from March 10, 1998 (inception) through December 31, 1998. The increase was due to increased average daily cash available for overnight investment in accordance with our credit facilities. The increase in interest expense is due to our bank credit agreement and loans from our stockholders to finance the acquisition and operation of the hydroelectric assets and the assets located in New York City.


LIQUIDITY AND CAPITAL RESOURCES


     During the six months ended June 30, 2000, we obtained cash from our operations and from borrowings under the credit facilities of our subsidiaries. We utilized this cash to fund our operations, service debt obligations, fund the acquisition of the assets located in Ohio and Pennsylvania and meet our other cash and liquidity requirements.


     Operating activities for the six months ended June 30, 2000 used $12.8 million. This resulted from a $172.0 million increase in operating assets, including restricted cash balances. This was offset by a $76.6 million increase in operating liabilities, $46.7 million of depreciation and amortization, $18.9 million cost of buyout of operations and maintenance contracts, $13.8 million of net income, $2.8 million increase in deferred income taxes and $0.5 million of deferred compensation.


     Investing activities for the six months ended June 30, 2000 used approximately $1.8 billion, primarily for the acquisition of the assets located in Ohio and Pennsylvania.



     Financing activities for the six months ended June 30, 2000 provided approximately $1.8 billion of cash, consisting of $1.6 billion of borrowings under the credit facilities of our subsidiaries and the senior notes, of which $8.0 million was repaid in the period, and $304.3 million of net proceeds from the issuance of common stock. This was offset by $55.0 million used to fund restricted cash balances as required by the credit facility of Orion Power Midwest, L.P., $28.5 million paid for financing costs under that credit facility and the senior notes and $17.1 million of advisory fees paid to our stockholders in accordance with our stockholders' agreement in connection with our acquisition of the assets located in Ohio and Pennsylvania. All of the remaining stockholder loans were converted into common equity.



     As of June 30, 2000, cash and cash equivalents were $44.2 million and working capital was $311.1 million. Of this working capital, we had restricted cash of $158.9 million that can only be used in certain circumstances to fund the business activities of our subsidiaries that hold our assets.



     To supplement our own generating capacity and to reduce the risk that we will not meet our forecasted obligation under the provider of last resort contract, we have purchased 698,400 net megawatt hours under term contracts for the period of May through October 2000. Our cost for the purchases was approximately $57 million and will be paid upon delivery of the energy. We resell excess energy that is not required to meet our provider of last resort responsibility into the market and realize the prevailing market price at that time.

     Since inception, our principal need for capital has been in connection with the financing of our acquisition of generating facilities. We have financed our four acquisitions to date through stockholder capital contributions and loans, the sale of senior notes and borrowings under the credit facilities of our subsidiaries.



     The credit facility of Orion Power New York, L.P. is a credit agreement between our subsidiary that holds our assets located in New York and a group of lending institutions. Under this credit facility, we incurred $700 million of indebtedness to finance the acquisition of the assets located in New York. Amounts outstanding under the facility bear interest at a floating rate at our option at either (1) the greater of the base rate of interest announced by Bank of America or the federal funds effective rate, plus an applicable margin for the first two years of 0.375 percent and 0.75 percent thereafter, or (2) LIBOR for deposits in dollars plus an applicable margin for the first two years of
1.375 percent and 1.75 percent thereafter. In addition, our New York subsidiary has a $30 million working capital revolving credit facility under this credit facility, of which $15 million was outstanding as of June 30, 2000, and $10 million was used to provide a letter of credit in favor of Consolidated Edison of New York. This facility is available only to that subsidiary and not for our operations. It provides, among other things, that the cumulative amount of dividends and distributions that our New York subsidiary may pay to us cannot exceed $100 million over the life of the facility. As of June 30, 2000, no dividends or distributions had been paid. The credit facility of Orion Power New York, L.P. has a maturity date of December 2002.



     The credit facility of Orion Power MidWest, L.P. is a credit agreement between our subsidiary that holds our assets located in Ohio and Pennsylvania and a group of lending institutions. Under this credit facility, we incurred $1.11 billion of indebtedness to finance the acquisition of the assets located in Ohio and Pennsylvania. Amounts outstanding under the credit facility bear interest at our option at either (1) the greater of (a) the prime rate of interest publicly announced by Bank of America, N.A. or (b) the federal funds effective rate, plus an applicable margin of 0.375 percent for the first year,
0.5 percent for the second year and 1.0 percent thereafter or (2) LIBOR for deposits in dollars for a term comparable to the period elected by Orion Power MidWest, L.P., plus an applicable margin of 1.375 percent for the first year,
1.5 percent for the second year and 2.0 percent thereafter. In addition, this subsidiary has a $90 million revolving working capital facility, of which $34.1 million was outstanding as of June 30, 2000, and $10 million was used to provide a letter of credit in favor of Duquesne Light Company. This facility is available only to that subsidiary and not for our operations. It provides, among other things, that the cumulative amount of dividends and distributions that our Orion Power MidWest, L.P. subsidiary may pay to us cannot exceed $175 million over the life of the facility. As of June 30, 2000, no dividends or distributions had been paid. The credit facility of Orion Power MidWest, L.P. has a maturity date of October 2002.


     In April and May 2000, we sold $400 million aggregate principal amount of 12% senior notes due May 1, 2010.

     We will require cash to meet our debt service obligations under the notes and our credit facilities. Our debt service obligations will fluctuate depending on variations in the interest rate and the balance on the working capital portion of the facilities. The following table summarizes our outstanding indebtedness, effective interest rate and annual interest payments as of June 30, 2000:



                                                             INTEREST    ANNUAL INTEREST
SOURCE                                             AMOUNT      RATE         PAYMENTS
------                                             ------    --------    ---------------
                                                           (DOLLARS IN MILLIONS)
Orion Power New York, L.P. Credit Facility.......  $  715       8.18%         $ 58
Orion Power MidWest, L.P. Credit Facility........   1,144       8.42            96
12% Senior Notes due 2010........................     400      12.00            48
                                                   ------     ------          ----
          Total..................................  $2,259       8.98%(a)      $202
                                                   ======     ======          ====


---------------
     (a) Weighted average interest rate.


     In April 2000, we paid $19.0 million for four subsidiaries of Constellation Operating Services by issuing 1,219,355 shares of our common stock and paying $0.1 million in cash. Because the form of consideration paid to Constellation Operating Services was largely shares of our common stock rather than cash, it did not meaningfully affect our short-term liquidity requirements. Under the terms of the agreement with Constellation Operating Services, if the shares of common stock we issued to Constellation Operating Services are not offered to be included in an initial public offering within one year of issuance, Constellation Operating Services can require us to repurchase those shares for $19 million in cash, plus interest at a rate of 8% per annum from the date of the acquisition of the subsidiaries. In July 2000, we offered Constellation Operating Services the right to sell shares in this offering. As a result of this transaction, we will reduce a portion of our operations and maintenance costs to Constellation Operating Services related to the base fee and at-risk fee under the contracts which totalled approximately $1.6 million for the year ended December 31, 1999.



     On July 27, 2000, we entered into a $75 million revolving senior credit facility with a group of lending institutions which includes a $40 million sublimit for letters of credit. The credit facility matures in December 2002. Amounts outstanding under the facility bear interest at our option at either (1) the greater of the lender's base rate and the federal funds effective rate, plus
0.5 percent and an additional margin of between 0.0 and 3.0 percent, or (2) LIBOR for deposits in dollars, plus an additional margin of between 1.5 percent and 4.5 percent. Letters of credit used to satisfy financial obligations will have the same applicable margin as Eurodollar rate loans while letters of credit to satisfy other obligations will bear an applicable margin between 1.0 and 3.0 percent. The facility is unsecured and ranks on a parity with all of our senior debt. The credit facility contains financial and operating covenants and other restrictions with which we must comply.



     We review potential acquisition and development opportunities on an on-going basis. In the near future, we will seek to acquire and/or develop additional facilities, which, depending on the size and structure of these acquisitions or development projects, may require significant cash resources. We currently have not made any commitments or entered into any binding agreements with respect to any such transaction other than the Columbia Electric acquisition. We may incur substantial additional indebtedness to finance future acquisitions and development opportunities. This indebtedness may be incurred by us or by one or more of our subsidiaries.



     We are restricted in our ability to incur additional indebtedness and make acquisitions and capital expenditures by the terms and conditions of our senior notes, our revolving credit facility and the credit facilities of our subsidiaries. We may incur additional indebtedness under:



     - the senior notes if the ratio of consolidated cash flow to fixed charges is at least 2.0 times, taking into account the additional indebtedness;



     - the revolving credit facility if we are in compliance with the financial covenants in the credit agreement, taking into account the additional indebtedness;

     - the Orion Power New York, L.P. credit facility with the consent of two-thirds of our lenders; and



     - the Orion Power MidWest, L.P. credit facility as long as the debt has a maturity date of 36 months or longer and the provisions of the indebtedness are no more limiting or restrictive than the senior notes.



     We believe we are currently in compliance with all of the covenants under our credit facilities and senior notes.


     Any increase in our level of indebtedness will increase the amount of interest we must pay. We may also raise additional equity from the public markets to assist in the financing of these acquisitions and/or development projects. The sale of equity securities by us could cause you to incur dilution in the net tangible book value of your shares of common stock.


     We seek to improve the operational efficiency of our generating facilities and, in some cases, to expand our facilities on-site. This on-site expansion may come either through the construction of additional generating plants at existing sites, referred to in our industry as "brownfield" development, or through the repowering of existing plants. Our ability to expand the capacity of our facilities is subject to restrictions imposed by environmental regulations. See "Business -- Regulation." We anticipate in 2000 approximately $30 million in total capital expenditures for the assets located in New York and $10 million for the assets located in Ohio and Pennsylvania. We anticipate maintenance capital expenditures of between $25 million and $30 million annually for the next several years in connection with our assets. Our budgeted capital expenditures for the next five years beyond 2000 are approximately $1.5 billion, which include three major repowering initiatives (Astoria, Brunot Island and Avon Lake) and the purchase of 10 turbines. This amount includes approximately $300 million for compliance with environmental regulations and other regulatory requirements. This budget would increase by approximately $600 million over the next three years to complete the development and construction of the projects that we will acquire in the Columbia Electric acquisition.


     Additionally, we expect that capital expenditures on environmental projects alone will total approximately $300 million over the next seven years, the majority of which we expect to expend between 2002 and 2006. We believe that a substantial portion of this will be funded out of operating cash flow. This amount may change, however, and the timing of any necessary capital expenditures could be accelerated in the event of a change in environmental regulations or any enforcement proceeding being commenced against us.

     Our ability to meet our payment obligations under our indebtedness or to fund capital expenditures will depend on our future performance, which is subject to regulatory, economic, financial, competitive, legislative and other factors that are beyond our control. We believe that our current financial resources, in combination with additional cash generated from operations, will most likely be adequate to meet our cash needs for at least the next 12 months, excluding cash that may be needed for acquisitions or new development projects. In the event of an acquisition or new development project, we are likely to need additional capital resources and may need to borrow additional funds or sell additional equity. See "Risk Factors."

SEASONALITY

     Our operations vary depending upon the season and regional weather conditions, although the impact of seasonality can vary depending upon the geographic location of our facilities. In many areas, the demand for electric power peaks during the hot summer months, with energy and capacity prices correspondingly being the highest at that time. We earn a substantial amount of our net income from a few days during the peak demand for electric power on the hottest days of summer. In some areas, demand also increases during the coldest winter months. Additionally, hydroelectric plants show seasonality depending upon the availability of water flows, which generally will be high during rainy months or as a result of snowmelt in the late winter and spring. Prices will generally fluctuate with demand, being highest at times of greatest demand. This fluctuation is currently somewhat mitigated by the existence of the hydro transition power sales agreement and the provider of last resort contract, all of which have constant prices for the entire year. Our overall future operating results may reflect different seasonal aspects, depending upon the location and characteristics of any additional facilities we acquire.


FINANCIAL MARKET RISKS


     We attempt to hedge some aspects of our operations against the effects of fluctuations in inflation, interest rates, and commodity prices. Because of the complexity and potential cost of hedging strategies and the diverse nature of our operations, our results, although hedged, will likely be somewhat materially affected by fluctuations in these variables and these fluctuations may result in material improvement or deterioration of operating results. Results would generally improve with lower interest rates and fuel costs, and with higher prices for energy, capacity, and ancillary services, except where we are subject to fixed price agreements such as the provider of last resort contract. We incurred significant costs in connection with our hedging activities related to the provider of last resort contract for the summer 2000 due to the risks described in "Risk Factors -- Risks Relating to our Business and
Operations -- We have agreed to provide all of the energy required by Duquesne Light Company to satisfy its provider of last resort obligation, which could result in significant losses to us." Under the provider of last resort contract, these risks should be substantially less in subsequent years, and we do not anticipate similar hedging costs related to that contract after 2000. Our operating results are also sensitive to the difference between inflation and interest rates, and would generally improve when increases in inflation are higher than increases in interest rates. We do not use derivative financial instruments for speculative or trading purposes.



     As of June 30, 2000, we were party to four interest rate swap agreements designed to fix the variable rate of interest on $350 million of the credit facility of our subsidiary that holds our assets located in New York. The weighted average fixed rate of interest for the related swap agreement is approximately 6.95%. In addition, we entered into $500 million of interest rate swap agreements to fix the variable rate of interest for the credit facility of our subsidiary that holds our assets located in Ohio and Pennsylvania. The weighted average fixed rate of interest for the related swap agreement is approximately 7.52%. As of June 30, 2000, if we sustained a 100 basis point change in interest rates for all variable rate debt, the change would have affected net income by $6.5 million.



     As of June 30, 2000, we were party to a total of 25 forward sale agreements to sell power forward for a fixed price. These are financial transactions, and we will not actually deliver energy to the buyers. Instead, the agreements will be settled by us paying the buyers the daily index price for the New York City region, and the buyers paying us the fixed price under the agreements. At the end of the term of each of the agreements, the fluctuating rate paid by us and the fixed price received by us will be netted out for each hour of energy delivery. Accordingly, we will either pay or receive any price differences. We have purchased sufficient fuel to produce the energy over these periods at a fixed price for delivery during the period of the hedge agreements. We have sold a total of 580,000 megawatt hours for 2000 and locked in a net margin (after fuel costs) of $38.7 million and 35,200 megawatt hours for 2001 for a locked in net margin of $2.6 million. We may seek to enter into additional similar agreements, however, the market for energy in New York is in its early stages, and we may not be able to find suitable counterparties. At such times as we purchase the prices of energy, we intend to purchase the associated fuel.



     As of June 30, 2000, a 10% change in electricity forward prices in Ohio and Pennsylvania would have resulted in a net change in the value of our outstanding forward purchase contracts of approximately $5.3 million.

RECENT ACCOUNTING PRONOUNCEMENTS


     In June 1998, FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement establishes accounting and reporting standards, requiring every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and require that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

     The effective date of SFAS No. 133 was delayed by the FASB, and therefore will not be effective for us until January 1, 2001. We have entered into interest rate swaps with financial institutions and other contracts that may meet the definition of derivatives instruments under SFAS 133. We have not yet analyzed the impact of adopting SFAS No. 133 on the financial statements and have not determined the timing of or method of the adoption of SFAS No. 133. The statement, however, could increase the volatility of our earnings.


     On December 3, 1999, the SEC staff released Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition," to provide guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 101 is effective December 31, 2000. We do not believe there will be a material impact on our current revenue recognition policies.

                                    BUSINESS

GENERAL


     We are a fast-growing electric power generating company operating in the United States committed to delivering competitively priced wholesale electricity and related products and services. We have opportunistically grown our business through the acquisition of non-nuclear electric generating facilities located in states that are deregulating the electric power industry. Since inception, we have acquired 68 operating hydroelectric facilities across central and northern New York, the assets located in New York City, consisting of three generating facilities, the Carr Street Generating Station near Syracuse, New York, and the assets located in Ohio and Pennsylvania, consisting of six operating power generating facilities. We intend to aggressively pursue attractive opportunities to acquire and develop electric generating facilities in order to take advantage of the continuing deregulation of the electric power industry.


INDUSTRY OVERVIEW

  DEREGULATION AND OPPORTUNITY

     The United States electric power industry, including companies generating, transmitting, distributing and retailing power, has recently undergone significant change driven largely by the shift towards deregulation. This industry historically has been characterized by vertically integrated electric utility monopolies with the ability to sell electricity to a captive customer base. Deregulation, however, has created the opportunity for consumer choice and a substantial increase in competition. This competition may be found both on the wholesale level in the sale of electricity by generators, marketers and others to utilities and other electric distributors, as well as on the retail level in the sale of electricity to consumers.


     The passage of the Energy Policy Act in 1992 significantly expanded the opportunities available to exempt wholesale power generators like us. Under this law, FERC has required owners and operators of electric transmission facilities to give wholesale generators and other wholesale market participants access to transmission lines on a non-discriminatory basis. This right enables us, as well as other wholesale generators, to sell the energy that we produce into competitive markets for wholesale energy. The Energy Policy Act also created a new class of generators -- exempt wholesale power generators -- that are not subject to portions of the regulatory structure otherwise generally applicable to electric utilities and their holding companies. In April 1996, FERC adopted Order Nos. 888 and 889, providing for nondiscriminatory open-access electric transmission services by public utilities, separate from wholesale sales of electricity. This development has opened wholesale power sales to more competition. The U.S. Court of Appeals for the District of Columbia Circuit recently upheld Order Nos. 888 and 889 in nearly all respects. In December 1999, FERC issued Order No. 2000 which encourages and provides the principles for the establishment of a system of regional transmission organizations, which would control the transmission facilities within its region. As of early 2000, new regulatory initiatives to increase competition in the domestic power generation industry had been adopted or were being considered at the federal level and by many states. The impact of Order Nos. 888, 889 and 2000 on our business and operations depends on the effect of these orders on transmission operations in particular markets.


     More recently, certain states have started to support complete deregulation of the electric generating industry. As of July 2000, 26 states, including New York, Ohio and Pennsylvania, have enacted legislation or issued comprehensive regulatory orders to restructure their electric power industries in order to promote competition in the wholesale and/or retail sale of electric power. Similar restructuring is being considered or studied in virtually every other state.

     Since 1997, approximately 145,000 megawatts of power generating capacity in the United States have been sold or transferred or are pending sale or transfer by regulated electric utilities. According to published sources, up to 70,000 additional megawatts of power generating capacity in the United States will be available for sale or transfer to wholesale power producers by the end of 2002.

     Consumer demand for reliable power in the United States has also been increasing. The growing population in urban and developing areas of the country requires additional power, as evidenced by electricity shortages, brownouts and blackouts in portions of major cities and very high peak prices for electricity in the newly created wholesale electric market. Additionally, many old power plants will also need to be replaced by environmentally cleaner, cheaper and more efficient sources of power.

     As a result of these anticipated divestitures and the need to replace inefficient generating facilities, we believe there exists a significant opportunity for investment in the power generation industry. We are one of many companies actively pursuing the opportunities created by this evolving industry. In our case, we are doing so by seeking to acquire and develop a portfolio of generating facilities in order to operate as a competitive electric generating and wholesale supply company in a deregulated marketplace.

  MARKET FUNDAMENTALS


     Generally, generating facilities can be categorized into three categories: baseload, intermediate and peaking, based on their operating characteristics in the production of energy for the region they serve. The various tiers of baseload, intermediate and peaking facilities serving a particular area or region are often referred to as the "generation stack" for that area or region. Our current facilities are weighted towards baseload and intermediate units, although our assets located in New York City include several peaking units near the top of the New York City generation dispatch stack. The assets located in Ohio and Pennsylvania are predominately baseload facilities.


     The United States and Canada are divided for administrative and energy distribution purposes into a number of areas, generally referred to as "power pools" or "reliability regions." As part of the deregulation of the industry and the efforts to increase competition, in some areas the role of these power pools or reliability regions in managing the generation and distribution of energy is being taken over by new organizations known as "independent system operators," or "ISOs," and "regional transmission organizations" that will supervise a market-based system for generation and/or transmission of electric power. FERC oversees the operations of these organizations in the United States.


     In many geographic areas, especially in large cities, the demand for electricity is greater than the ability of electric transmission lines to supply electricity. This creates a need for a power plant to be located within the geographic area, known as a load pocket, so that the necessary electricity is available. Load pockets that cover large regions may themselves include smaller load pockets. The existence of a load pocket may require selected generating units inside the load pocket to produce electricity, even though less costly sources of electricity may exist outside of the load pocket. Our assets currently serve load pockets in New York City, Pittsburgh and Cleveland.



     Since generating units inside of load pockets need to operate to prevent blackouts or brownouts due to limited electric transmission capability, they are usually designated as facilities that must run when local utilities require them to operate for reliability reasons. A must-run facility is usually reimbursed for its cost of operations, even if the market price of electricity is below its cost of production. In some markets, such as New York City, generating units in load pockets may have an ability to influence market prices. In these cases, rules limiting the exercise of market power may be imposed by regulatory authorities. For example, in New York, the NY-ISO regulates the price we may charge for capacity, energy and ancillary services under certain circumstances. The construction of additional electric transmission facilities can reduce or eliminate load pockets by increasing transmission capability. Additionally, the construction of additional generating units within a load pocket may increase competition and may reduce market prices.



     We look to acquire generating facilities that are located in load pockets since we believe these facilities will have a more stable revenue stream, which reduces the seasonality of our business. The elimination of a load pocket in which we own a generating facility through either the construction of additional transmission or generating capacity could negatively impact our business. In addition, a significant change in the rules governing market prices within a load pocket could negatively impact our business.



BUSINESS STRATEGY


     Our strategy is to acquire and develop a portfolio of premier non-nuclear generating facilities in the United States and Canada that provide electricity and related products for the regions in which they are located, while seeking to maximize value for our stockholders. We believe that by operating a carefully assembled portfolio of generating assets in a cost-efficient manner, we will be able to compete effectively in the newly deregulated market for wholesale electric power. We approach our business with financial discipline, applying a rigorous and multi-faceted approach to valuing acquisitions and development opportunities, including the strict application of rate of return targets on invested capital. We also place a high priority on integrating acquired assets and related employees into our operations.

     Based on the opportunities for investment in our industry, we believe we will be able to rapidly grow our business and become one of the ten largest power generators in the U.S. while maintaining strict financial control. We attempt to have a significant market share in each region in which we choose to compete, and believe we will become a prominent power generator in each of those regions. Our strategy to build and operate this business includes the following key elements:


     Attract and Retain Talented, Entrepreneurial Employees. We believe that the quality of our employees will be the most critical factor in our success. We hire high quality employees from a variety of different backgrounds, including in the wholesale and unregulated power industry, utility operations, financial services and commodity trading, and offer them superior tools and training, which we couple with substantial authority and responsibility. We are committed to a flat, non-hierarchical organization that offers our employees internal growth opportunities. To achieve our growth targets, our employees must be motivated to work together and focused on expanding our business. Meaningful amounts of their expected compensation are tied to increasing stockholder value, including incentive cash compensation and stock option plans. After completion of this offering, a substantial number of our employees will participate in our stock option program, and our executive officers and employees will own, either directly or indirectly through stock options, approximately 5% of the company on a fully diluted basis.


     Acquire a Competitive Portfolio of U.S. and Canadian Generating Facilities. To date we have been very disciplined in our approach to acquiring assets. As we grow our asset base to meet the market opportunity, we will continue to focus on the following:

     - High Quality Facilities. In determining which available generating facilities to pursue, we focus on those properties or portfolios that have a proven and successful operating history, have been well-maintained, and have a long remaining anticipated useful life.

     - Critical Locations. We target power generating facilities that are critical to the functioning of the electric grid for the region that they serve, such as our facilities serving capacity constrained areas in New York City, Pittsburgh and certain parts of Ohio. These types of generating facilities typically are located in or near large metropolitan areas or in very rural areas.


     - Low Cost Producers. We are interested in facilities that have relatively low marginal costs of producing energy and related products and services. These facilities are more likely to produce energy for economic reasons, whether they operate in a bid-based market or a cost-based dispatch pool, and provide some protection against fluctuating wholesale prices of energy. Low marginal production costs can result from a variety of factors, including low cost fuel, efficiency in converting fuel into energy, and low per unit operation and maintenance costs. Our hydroelectric assets and our assets located in Ohio and Pennsylvania are examples of this latter type of generating facility.


     - Fuel Diversity. We intend to continue developing a portfolio of facilities using a variety of fuel types in order to create a natural hedge against some of the risks of fluctuating fuel prices. Our current facilities illustrate this diversity, as they use fuel oil, natural gas, coal and water to generate power. We do not expect to acquire nuclear-powered generating facilities.

     - Geographic Diversity. We intend to continue to acquire facilities serving a variety of markets throughout North America. We evaluate acquisition opportunities in a number of states. We compete in two different large markets and serve multiple submarkets like New York City, eastern New York, western New York, Pittsburgh and northern Ohio. Our goal is to continue to diversify into additional markets in the future.

     Disciplined Approach to Acquisition Opportunities. We employ a rigorous, multifaceted approach to our acquisition opportunities. We believe that access to the complementary skill sets of our key management members provides us with a significant competitive advantage in successfully completing acquisition opportunities.

     Optimize Performance of Facilities. We are committed to optimizing the performance of our facilities to meet the demands of a competitive market. We will do so by improving the operating efficiency of our facilities, which historically have been operated in a regulated environment that often did not encourage cost efficiency. We increase our employees' authority and responsibility by eliminating layers of management. We believe that this allows us to increase productivity and operating efficiency to maximize profitability. We also have opportunities to improve fuel procurement practices to lower overall fuel costs and increase fuel quality.

     Internal Growth Through Redevelopment of Existing Facilities and the Development of New Facilities. We are focused on growing our business through the development and construction of new power generating facilities. We believe that there is significant need for additional generating capacity throughout North America to replace aging and inefficient facilities, as well as to satisfy increasing demand. These new facilities may be created through the redevelopment of existing assets or through "greenfield" development at new sites that are not currently used for power generation.

     We are capitalizing on the existing infrastructure at our current plants by expanding and modernizing certain generating units, including the Astoria power plant in New York City, the Brunot Island generating station in Pittsburgh and the Avon Lake generating station in Cleveland. The existing assets at these sites allow us to build additional generating capacity at critical sites and for anticipated capital costs which other developers are unlikely to be able to reproduce. We expect to commence the construction, siting and permitting of new power plants to meet the need to provide efficient, low-cost energy and related products to areas of North America where demand is projected to exceed the current power supply.

     In pursuing this strategy, we intend to use our management and technical knowledge, and expertise in finance, fuel, operations and power marketing, which we believe provide us with a competitive advantage. We believe that we can maximize the return on our investments in these new and existing facilities by utilizing and building upon our current infrastructure and organization.


     Build Strong Relationships with Local Customers. We seek to sell a majority of our power under contracts of varying lengths. Therefore, we strive to build strong relationships with the electric utilities, municipalities, cooperatives and retail aggregators in the regions in which we generate energy, including the companies that sell us our facilities. We believe that these entities will continue to be the primary providers of electricity to retail consumers in a deregulated environment, and that they will need products in addition to energy, such as capacity, operating reserves, voltage support, and automatic generation control, in order to reliably serve their customers' needs. By providing these services to meet our customers' energy needs, we believe that we can earn a better return than would be available by primarily selling commodity energy into the spot markets as they develop.



     As an initial step in building these relationships, we have entered into transition contracts to sell energy and other products to Niagara Mohawk Power Corporation and Duquesne Light Company, from whom we purchased assets. As substantially all of the obligations under these contracts are expected to expire in the third quarter of 2001, we will seek to continue these relationships beyond the expiration date of these contracts and enter into new relationships with other entities that provide retail electric service. In particular, we are seeking to reach agreement with Duquesne Light Company to extend the period during which we will supply energy to Duquesne Light Company until December 31, 2004. See "-- Orion Power Midwest, L.P. -- Provider of Last Resort Contract." In order to facilitate the development of these relationships, we will operate our facilities on a decentralized basis, using local management with expertise in the local power markets.


     Develop our power marketing capabilities. We are focused on maximizing the net margin of energy and related products while minimizing risk. Our electric markets and fuels group actively markets output from and manages fuel procurement for the facilities on a monthly, daily and real-time basis. We operate a 24-hour, seven-day-per-week service desk to dispatch facilities, manage output and fuels and respond to operational issues on a real-time basis.

     We do not engage in any speculative trading of electricity or fuel. Our goal is to sell a majority of our output forward through long-term and short-term contracts and purchase in advance the associated fuel to match the term of those sales. We believe that this approach allows us to successfully manage electric and fuel commodity risk while maximizing our profit margins.


ACQUISITIONS OF OPERATING FACILITIES



1998 ACQUISITION



     On November 19, 1998, we purchased Carr Street Generating Station, a 102 megawatt natural gas-fired facility from U.S. Generating Company, LLC, located in East Syracuse, New York, for approximately $17.4 million.

1999 ACQUISITIONS



     On July 30, 1999, we purchased 70 hydroelectric generating plants from Niagara Mohawk, for approximately $425 million and the assumption of liabilities relating to employee benefits and environmental remediation. These facilities, which form part of the assets located in New York State, have a capacity of 650 megawatts.



     In connection with this acquisition, we entered into a Transition Power Purchase Agreement with Niagara Mohawk. Under the terms of this agreement, we will produce and deliver electric energy to Niagara Mohawk until September 30, 2001. As consideration, we will receive payments based on the amount of electric energy produced and sold to Niagara Mohawk. If we fail to produce specified minimum levels of electric energy, we will be required to pay a penalty based on formulas set forth in the agreement.



     On August 20, 1999, we purchased generating plants located in New York City from Consolidated Edison, for approximately $550 million in cash and the assumption of liabilities relating to employee benefits and environmental remediation. These facilities consist of three gas- or oil-fired plants with a capacity of 2,030 megawatts. In connection with this acquisition, we entered into certain transition agreements with Consolidated Edison, the last of which expired in June 2000 upon the formation of the NY-ISO.



2000 ACQUISITIONS



     On April 28, 2000, we purchased seven generating plants located in Ohio and Pennsylvania with a capacity of 2,614 megawatts from Duquesne Light Company. The net purchase price for the assets was approximately $1.7 billion. In connection with this acquisition, we assumed liabilities relating to employee benefits and environmental remediation and assumed Duquesne Light Company's responsibility as provider of last resort.



OPERATIONS



     We operate our business on a decentralized basis. The majority of day-to-day operating decisions are made by employees either at the facilities or in our regional offices. This allows employees in our headquarters to focus on those activities that benefit from economies of scale, that require inter-regional coordination and that continue to grow our business.



     We own 5,396 megawatts of generating capacity, with historic generation of energy totaling over 20 million megawatt hours per year. Some of our capacity rating is based on information supplied by the sellers of the facilities. Capacity refers to the tested, operational capability of a generating facility to produce energy. The capacity of a particular facility will vary seasonally, typically as a result of differences in ambient air temperature. As a result, capacity is typically measured twice -- once for the summer and once for the winter. Total capacity can fluctuate based on periodic capacity testing. Our portfolio utilizes four primary fuels: coal, natural gas, oil, and water. All of our natural gas facilities can also use fuel oil, however, none of our facilities can use natural gas or kerosene. No one fuel type currently accounts for as much as 50% of our capacity.


CORPORATE OPERATIONS


     Our corporate headquarters are located in Baltimore, Maryland. The corporate office is focused on selected activities, including corporate administration, accounting, financing, power sales, fuel procurement, asset management, risk management and business development. As of June 30, 2000, there were 42 employees located in the corporate office, including all of the executive officers. Our day-to-day operations are conducted by subsidiaries which are wholly-owned either by us or by another one of our subsidiaries.

     We have centralized some aspects of asset management, risk management, power sales, and fuel procurement. The combined power sales and fuel procurement group, which currently totals 18 employees, is focused on optimizing the net margin earned on sales of energy, capacity, and ancillary services after taking out the cost of fuel and limiting the amount of risk in our activities. This group focuses solely on power sales and fuel procurement for our assets and is not authorized by senior management to engage in speculative trading or activities for unaffiliated third parties.


     Business development is focused on maximizing value and growing our business, both through new acquisitions and new project development. We expect to expand our business development team in the future. Currently, most of our corporate employees, including all of our executive officers, are directly involved in our business development efforts.

     We have instituted a risk management committee to help monitor our business activities. The committee meets at least once per month and has a broad mandate to review all areas of our business, set policies for managing risk positions, and direct management on appropriate actions to reduce our significant risks.

ORION POWER NEW YORK, L.P.


     Facilities. Our assets located in New York are managed by our regional operating company, Orion Power New York, L.P., which is headquartered outside Syracuse, New York. Orion Power New York manages a total of 74 power generation facilities of which 72 are currently operational. Total aggregate capacity of these facilities is approximately 2,607 megawatts. The facilities consist of 70 hydroelectric facilities, of which 68 are active, three facilities located in New York City and the Carr Street Generating Station in East Syracuse. In April 2000, we acquired three subsidiaries of Constellation Operating Services that, pursuant to strategic alliance agreements, operated the assets located in New York. As of June 30, 2000, Orion Power New York employed 348 people as direct employees.



     We have not owned these facilities for a substantial period of time, and therefore, our historical financial and operating results do not provide a longer term perspective on the operation of the assets located in New York.


     Market Framework. The New York market has recently been reorganized, with the NY-ISO taking over responsibility for daily operation of the transmission system and the administration of bid-based markets for energy, capacity, and ancillary services. The day-ahead and real-time energy and ancillary services markets started on November 18, 1999. The capacity market began with an auction in early April 2000 for the summer 2000 six-month capacity period.

     The NY-ISO is a not-for-profit corporation governed by a board of directors comprised of representatives of electric market participants, including buyers and sellers of power, transmission owners, and consumer groups, and is overseen by FERC and is subject to regulation by the New York Public Service Commission. The New York State Reliability Council works with the NY-ISO by setting the reliability standards used by the NY-ISO in its operation of the transmission system and market.

     Under the NY-ISO, generators like us are able to sell energy to any wholesale customer in the state. These sales may be done under bilateral contracts, in which pricing and other provisions are determined through private negotiation, or by bidding into the day-ahead and real-time energy and ancillary services markets. If we sell our capacity into the NY-ISO, we are required to bid the related energy output into the day-ahead energy market. The NY-ISO market is responsible for determining, based on the bids submitted by generators, the lowest marginal price for each location at which the supply of energy and ancillary services would meet the demand. The day-ahead market is used primarily to meet forecast demand and the real-time market ensures that actual supply equals actual demand. The NY-ISO itself procures the necessary ancillary services and capacity to ensure reliable operation of the New York electric system.


     The NY-ISO has only recently been formed, and the markets it operates are new. The NY-ISO has experienced problems in administering New York's competitive wholesale energy markets since its inception. As a result, the NY-ISO is in the process of reviewing and revising market rules and their implementation in the NY-ISO's software. These problems have created some uncertainty for future market conditions in New York. There can be no assurance that changes to New York's competitive wholesale energy markets will not adversely affect our operations. The NY-ISO has the ability to revise prices, which could lead to delayed or disputed collection of amounts due to us for sales of energy and ancillary services. The NY-ISO also has the ability, in some cases subject to FERC approval, to impose cost-based pricing and/or price caps. The NY-ISO applied to FERC to impose a cost-based price with respect to the ten minute spinning reserve and ten minute non-spinning reserve markets. FERC granted the NY-ISO's request with respect to the ten-minute non-spinning reserve market. In July 2000, FERC imposed a bid cap of $1,000 per megawatt hour to be consistent with the independent system operators in the Mid-Atlantic and New England. This cap is in place through October 28, 2000, and parties have requested extensions of the cap. Other independent system operators have suggested various forms of cost-based bidding for energy and related services.


     The NY-ISO may also require a generator to operate for reliability reasons, rather than economic reasons. In this case, the generator is eligible for a supplemental payment to recover variable operating costs in excess of the market clearing price. We expect the New York City facilities to receive these supplemental payments on a regular basis, since they have been and we believe will continue to be asked to produce energy for reliability reasons at times when market prices are below the applicable cost of production.


     The NY-ISO has established a capacity market, beginning with the summer 2000 capacity season, to ensure that there is enough generation capacity to meet retail energy demand and ancillary services requirements. All power retailers are required to demonstrate commitments for capacity sufficient to meet their peak forecasted load plus a reserve requirement, currently set at 18%. As an extra reliability measure, power retailers located in New York City are required to procure the majority of this capacity (currently 80% of their peak forecasted load) from generating units located in New York City. Since New York City is currently short of capacity and the existing capacity is owned by only a few entities, a price cap of $105 per kilowatt year has been instituted for in-city generators. This price cap and other rules relating to the capacity market may be reviewed by regulatory agencies from time to time and may change.


     A generator selling capacity into the NY-ISO market is required to meet certain availability requirements for the production of energy and to either produce energy for the New York market or bid into the market. Failure to do so results in penalties being imposed.


     Pursuant to the New York Public Service Commission's authority over certain aspects of the New York electric industry, it recently ordered the NY-ISO to provide its staff with access to confidential market data, including information about our assets located in New York and other participants in the New York markets. According to the New York Public Service Commission, it is requesting the data in order to assess the interrelationships among the NY-ISO's software, market design, rules and tariff provisions, and to assess the efficiency of the system's operation.



     Assets Located in New York City. We currently bid the energy produced by the assets located in New York City into the energy and ancillary services markets operated by the NY-ISO. Because our assets located in New York City serve a transmission-constrained area, bids for energy produced by these facilities are subject to market power mitigation measures as implemented by the NY-ISO, in addition to the New York City capacity regulations. The market power mitigation measures provide that if the energy bid price for our assets located in New York City exceeds the market price at a specified location reference point outside New York City by 5% or more, our bid price is replaced with an energy reference price that approximates our cost of production.



     In early April 2000, the first auction of capacity in New York City was held by the NY-ISO relating to the summer 2000 capacity season, which runs from May 1, 2000 until October 31, 2000. We bid 1,835 megawatts of capacity of our assets located in New York City into the auction and were successful in selling all of that capacity at a price of $105,000 per megawatt year, which is equal to the price cap imposed by regulatory agencies, for a total of approximately $96.3 million. The NY-ISO is in the process of reviewing certain market rules relating to capacity, and may require generators to alter the method used to calculate the amount of capacity available for the auction for the summer of 2001 at the earliest. These changes could adversely affect the amount of capacity we can sell from our assets located in New York City.



     Hydroelectric Assets. We have sold all of the output of the hydroelectric assets, including energy, capacity, and ancillary services, to Niagara Mohawk Power Corporation on a bilateral basis through September 30, 2001. Under this contract, we receive an annual fixed payment, totaling $71.8 million for the period October 1999 through September 2000 and $73.6 million for the period October 2000 through September 2001, and a variable payment of $20 per megawatt hour for all generation above approximately 2.2 million megawatt hours. The actual targets are set on a quarterly basis to reflect the seasonal fluctuations in energy production from our hydroelectric assets, and payments are made monthly. If we fail to meet the minimum generation threshold, we are obliged to pay penalties to Niagara Mohawk. The 2.2 million megawatt hour target is approximately 78% of the average generation for the units over the last ten years. Generation at hydroelectric facilities, however, varies based on precipitation. Due to the drought conditions experienced in the Northeast during the summer of 1999, we were short of the minimum threshold for the third and fourth quarters of 1999 by approximately 11%. This resulted in additional net costs of $1.2 million for the year to meet our obligations (under 2% of our annual fixed payment from our hydroelectric assets under the Niagara Mohawk agreement).


     Carr Street. We have entered into a Gas Tolling Agreement with Constellation Power Source covering the Carr Street Generating Station, which continues until 2003. Under this agreement, Constellation Power Source will have the exclusive right to all energy, capacity and ancillary services produced by the plant. Constellation Power Source will pay for, and be responsible for, all fuel used by the plant. We are currently paid approximately $3.6 million per annum as a fixed fee and $3.07 per megawatt hour generated, both of which will escalate by approximately 2.5% per annum. We have guaranteed certain aspects of the plant's operating performance and failure to meet these guarantees could result in penalties.

ORION POWER MIDWEST, L.P.


     Facilities. In April 2000, we acquired our assets located in Ohio and Pennsylvania from Duquesne Light Company and a subsidiary of Constellation Operating Services that was established to perform operations and maintenance services for these assets. Our assets located in Ohio and Pennsylvania are managed by our regional operating company, Orion Power MidWest, L.P., which is headquartered near Pittsburgh, Pennsylvania. The assets consist of seven power generating facilities, six of which are active, located in western Pennsylvania and Ohio. Three of the facilities were recently acquired by Duquesne Light Company in an asset swap with FirstEnergy Corp. The other four facilities (including the retired facility) have historically been owned and operated by Duquesne Light Company. The six active facilities have a total aggregate capacity of approximately 2,614 megawatts. Five of the facilities use coal as their fuel source and one facility uses oil. The majority of the coal units operate as baseload units since their marginal operating costs are currently approximately $14-$20 per megawatt hour. In addition, in connection with this acquisition we entered into the provider of last resort contract, which gives us the right and obligation for a specific period to supply Duquesne Light Company with the energy to meet its obligations as the provider of last resort to its retail customers in the Duquesne Light Company service area, which basically covers the greater Pittsburgh area, and we are seeking to reach agreement to extend the period covered by this agreement until December 31, 2004. As of June 30, 2000, we employed 436 people in the direct operation of our assets located in Ohio and Pennsylvania.



     The acquisition of our assets located in Ohio and Pennsylvania was an asset acquisition. No historic financial statements for these assets exist, nor do we believe that if they were created, they would be meaningful because of the integrated nature of the previous owners' businesses combined with the lack of an historical energy market from which to determine prevailing prices. We have not owned these facilities for a substantial period of time, and therefore, our historical financial and operating results do not provide a longer term perspective on the operation of our assets located in Ohio and Pennsylvania.



     Market Framework. The assets are located in an operating region known as the East Central Area Reliability Council, more commonly referred to as ECAR. The ECAR region is the second largest region in the United States ranked by energy consumption, with total demand in 1998, the latest year available, of nearly 542 million megawatt hours. The ECAR region covers part or all of the following states: Indiana, Kentucky, Maryland, Michigan, Ohio, Pennsylvania, Virginia and West Virginia. Deregulation in these states is at various stages ranging from well-advanced toward full market-based competition, such as in Pennsylvania, to conducting early stage studies. We believe that this contributes to the fact that the ECAR region market is considerably more fragmented than other regions such as California, New England, and New York, which started deregulating earlier. There is no ISO or similar entity in place for the entire ECAR region, although the utilities in the region are proposing at least two plans for an independent system operator and/or a regional transmission operator. Given the competing proposals currently under consideration and the many divergent interests which exist in the ECAR region, we expect that any adoption of ISOs or similar entities will be gradual.



     The aggregate total of all generating facilities in the ECAR region had a net demonstrated capacity of just under 104,000 megawatts in 1999, and the operating reserve margin was 8%, below the ECAR region's planned reserve target of 15%.


     The ECAR market is characterized by substantial costs for transmitting power from one location to another, because each independent utility charges a tariff to use its transmission facilities. Therefore, moving power across multiple control areas becomes expensive and may become difficult or impossible at times of maximum demand.

     The current market in the ECAR region is relatively illiquid and is dominated by private bilateral contracts between parties. Notwithstanding the general lack of liquidity, markets do exist for several areas within the ECAR region. The ECAR region also lacks a specific capacity market and well-developed markets for ancillary services. The value of these products would appear to be bundled together with the value of energy with all being acquired through purchases of energy.

     We believe that all of these factors have contributed to the relatively high volatility of energy prices in the ECAR region over the last several years. In the summers of 1998 and 1999, power prices peaked in excess of $5,000 per megawatt hour for several high demand days and transmission curtailments were instituted in some control areas. This combination has been blamed for the trading and power marketing losses experienced by some utilities operating in the ECAR region in 1998 and 1999.

     Provider of Last Resort Contract. As part of the acquisition of our assets located in Ohio and Pennsylvania, we entered into the provider of last resort contract with Duquesne Light Company. Under the contract, we are obligated for a specific period to provide power to Duquesne Light Company to meet its obligations to satisfy the demands of any customer in the Duquesne Light Company service area that does not elect to buy power from a competitive supplier as allowed by the Pennsylvania state deregulatory initiatives or that elects to return to Duquesne Light Company as the designated provider of last resort. Under this contract, we must provide all of the energy necessary to meet the contractual requirements with no minimum and no maximum quantity and Duquesne Light Company must buy all of the energy needed to satisfy its provider of last resort obligation from us.



     The provider of last resort contract is a wholesale contract between us and Duquesne Light Company, and we have no responsibility for selling energy directly to the related retail customers. Therefore, we have no involvement in billing retail customers or collecting amounts owed by retail customers.



     The Duquesne Light Company service area covers approximately 580,000 retail customers. According to information provided by Duquesne Light Company, for the six months ended June 30, 2000, the peak demand for the Duquesne Light Company control area was approximately 2,673 megawatts, and the total amount of electricity consumed was approximately 6,954,420 megawatt hours. As of June 30, 2000, approximately 91% of the customers in the Duquesne Light Company control area as measured by energy consumption received energy from Duquesne Light Company as the provider of last resort. The peak provider of last resort load was approximately 2,335 megawatts for the six months ended June 30, 2000. The total amount of electricity consumed by provider of last resort customers was approximately 5,203,150 megawatt hours for the six months ended June 30, 2000.



     Under the provider of last resort contract, the prices we receive are a specified portion of Duquesne Light Company's current retail rates, which have been approved by the Pennsylvania Public Utility Commission. Based on historic patterns of usage for each of Duquesne Light Company's rate classes, we expect our average gross selling price will approximate $42 per megawatt hour for 2000. From this amount, Duquesne Light Company deducts both the Pennsylvania gross receipts tax of 4.4% and $1 per megawatt hour for ancillary services that Duquesne Light Company procures from another party.



     The provider of last resort contract continues in effect for each rate class until the amount of Duquesne Light Company's stranded costs allocated to that rate class has been recovered through the surcharge being added to each customer's monthly bill. For two rate classes, all stranded costs have already been recovered, and therefore the provider of last resort obligation is satisfied for these rate classes. The remaining rate classes are projected to complete stranded cost recovery between 2000 and 2002, with most rate classes expected to have completed stranded cost recovery by late 2001. Accordingly, we expect the majority of the original provider of last resort contract obligations to end during 2001.



     We are seeking to reach agreement with Duquesne Light Company to extend the provider of last resort contract until December 31, 2004 and to amend the price and certain other terms. The new agreement would become effective for each Duquesne Light Company retail customer class as that class comes off the retail tariff that relates to the existing contract. An extension of the provider of last resort contract is tied to Duquesne Light Company's application for a retail tariff which has been submitted to the Pennsylvania Public Utility Commission for approval. The application is now in a "collaborative proceeding" in which the various affected parties confer, leading to a commission order on the tariff. This proposed tariff and contract between us and

Duquesne Light Company must be filed with FERC. The extension will differ from the existing tariff and contract in certain respects, including:



     - The penalty for failure to deliver energy will be reduced from $1,000 to $100 per megawatt hour under most circumstances where Duquesne Light Company will be required to reduce power provided to consumers;



     - We will be paid rates that are higher per megawatt hour, although the actual increase will depend on actual demand in each rate class;



     - We will be responsible for only a pro rata share of transmission line losses in the Duquesne Light Company control area, together with the other electric generation suppliers operating in the area, instead of being responsible for all transmission line losses as the existing contract provides; and



     - A customer service switching rule will be added that we expect will reduce our risks associated with customer switching. This provision would also come into effect for the balance of the term of the current contract.



     The terms of the proposed agreement could be amended from the terms described in this prospectus during the regulatory approval process, and we cannot assure you that this agreement will be entered into on the terms described herein.



     Given the expected demand for energy from provider of last resort customers and the historic energy generation from the assets located in Ohio and Pennsylvania, we generally expect to produce more energy than needed to meet our provider of last resort obligations. We will attempt to sell this excess energy into the market and will receive the prevailing market price at the time. The provider of last resort demand, however, will fluctuate on a continuous, real-time basis, and will peak during summer and winter, weekdays, and some hours of the day. This could cause the provider of last resort demand to be greater than the amount of energy we are able to generate at any given moment. As a result, we may need to purchase energy from the market to cover our contractual obligations. This is likely to occur at times of higher market prices, although the price we receive will be determined as described above and will not fluctuate with the market. This situation could also arise or worsen if we have operational problems at one or more of our generating facilities that reduce their ability to produce energy. Failure to provide sufficient energy could give rise to penalties under the contracts. A severe under-delivery of energy that forces Duquesne Light Company to deny some customers energy could give rise to penalties of $1,000 per megawatt hour under the initial provider of last resort contract or $100 per megawatt hour under the extension. This risk should diminish as the number of rate classes eligible for provider of last resort service is reduced. We currently utilize the skills of Constellation Power Source to help manage this risk and to sell our excess power under an agreement that expires March 31, 2001.



PENDING ACQUISITION OF COLUMBIA ELECTRIC CORPORATION



     In September 2000, we executed a stock purchase agreement with Columbia Energy Group to purchase all the outstanding stock of Columbia Electric Corporation, a power generation company with natural gas fired projects in various stages of development. Columbia Electric has agreed to divest its partial ownership interest in facilities already in operation prior to our acquisition. We have agreed to pay approximately $200 million in cash, subject to adjustment, assume an approximately $334 million credit facility, of which approximately $101 million was outstanding as of September 30, 2000, and assume certain guarantee obligations from the seller. Borrowings under the credit facility have been and are expected to continue to be used to finance the construction of one power plant.

     Generating facilities under construction include the 500 megawatt Ceredo Electric Generating Station located in Wayne County, West Virginia, which is scheduled to be in operation by June 1, 2001 and the 568 megawatt Liberty Electric Generating Station located near Philadelphia, Pennsylvania, which is scheduled to be in operation by early 2002. Projects in advanced development include the planned 1,650 megawatt Kelson Ridge Generating Station located in Charles County, Maryland, and the planned 500 megawatt Henderson Generating Station located in Henderson County, Kentucky. Phase I of Kelson Ridge will include the construction of 550 megawatts and Phase I of Henderson will include the construction of 250 megawatts, each of which is planned to be operational in 2004. We also acquired additional projects in earlier stages of development. The Liberty Station will be operated by Connectiv Operating Services Company under an operations and maintenance agreement with a seven-year term. An operator has not been selected for the Ceredo Station. The actual commercial operation dates of these facilities will be dependent on various factors, including timely delivery of and performance of the turbines, transformers and other major equipment, timely construction of the gas and electric interconnection lines, any unusual conditions at the sites or otherwise which may impact construction, and we cannot assure you that these facilities will operate as scheduled.



     We will also assume a tolling agreement for the Liberty Electric Generating Station which has a term of approximately 14 years. Under this agreement, the counterparty will have the exclusive right to receive all energy, capacity and ancillary services produced by the plant. The counterparty will pay for, and be responsible for, all fuel used by the plant under the tolling agreement.



     The closing of the Columbia acquisition is conditioned on the satisfaction of customary closing conditions, including receipt of material third party consents and expiration or early termination of the waiting period under the Hart Scott Rodino Antitrust Improvements Act of 1976. However, we are not obligated to close before December 15, 2000. Subject to satisfaction of these conditions, we hope for the closing to occur not later than December 2000. We cannot assure you, however, that this acquisition will be consummated on the terms or timetable described herein or at all. This offering is not conditioned upon the prior closing of the acquisition. Columbia Electric Corporation also owns interests in several generating projects which are in commercial operation and are excluded from the sale.


DEVELOPMENT

     In addition to acquisitions, we intend to continue to grow by developing additional capacity at our facilities through repowering or adding units at existing facilities and by building new facilities throughout the U.S. and Canada.

     We are pursuing a number of development opportunities. In New York, we have secured permits to restore a unit at Astoria in New York City that was shut down by the prior owner in 1993. We have been granted the right to restore and operate this unit for up to three years in order to increase capacity and electric reliability in New York City. We expect that the restored unit will be capable of producing approximately 170 megawatts of energy and anticipate that it will be in operation by the fourth quarter of 2000.

     We are in the design and permitting phase modifying two of the three large units at Astoria. As currently envisioned, we intend to install new natural gas fired combustion turbines to repower the units and to retire the third unit, resulting in an increase in total capacity of approximately 800 megawatts. In addition to increasing Astoria's total capacity to approximately 1,900 megawatts, this project would significantly lower air emissions from the plant's current levels and lower our cost of producing energy, making the Astoria plant even more competitive in the New York City and New York State energy markets. We believe that the permit, design and development process in New York could take up to two more years to complete before we can begin construction. We currently believe that the first phase of this project represents approximately 500 megawatts of additional capacity. We expect it to be in service by the summer of 2004, with the balance in service in 2006.


     In the region where our Ohio and Pennsylvania assets are located, we have announced the planned conversion of the existing Brunot Island simple cycle, oil-fired units on site back to their original combined cycle operation and the upgrade of the on-site natural gas pipeline to allow for natural gas to become the primary fuel. We also propose to upgrade environmental control equipment to reduce our emissions. Our objective is to increase capacity at Brunot Island by 140 megawatts and significantly reduce production costs. We envision that this project will be complete by the summer of 2002.


     We have plans over the long-term to develop additional gas-fired, combined cycle power plants at both the Avon Lake location and the Niles location. Preliminary plans project from 550 to 1,100 megawatts of additional capacity at Avon Lake depending on forecast market conditions and up to 550 megawatts of additional capacity at Niles, which may include the shutdown of some existing older, coal-fired capacity. Given the early stage of these projects, we may elect not to pursue these activities or we may otherwise not be able to do so.


     In September 2000, we entered into a letter of intent for the delivery over the next four years of ten combustion turbine generators from Siemens Westinghouse Power Corporation as part of our repowering and new development efforts. Furthermore, as part of our acquisition of Columbia Electric Corporation, we will acquire the rights to eight additional turbine generators to be delivered by GE Power Systems, which will be installed in the projects under construction.


     We also expect to significantly upgrade the environmental controls at most of the existing plants over the next seven years to comply with regulatory requirements, particularly in the area of air emissions. We expect that capital expenditures for environmental projects will total approximately $300 million during this period. We have commenced engineering and design work and started procuring equipment for this program.

REGULATION

     We are subject to complex and stringent energy, environmental, and other governmental laws and regulations at the federal, state, and local levels in connection with the development, ownership, and operation of our electric generation facilities.

     The federal and state energy laws and regulations create burdens and risks for our operations, as well as opportunities for further acquisitions of facilities at attractive prices. As part of electric industry restructuring, numerous electric utilities are continuing to divest their electric generating facilities, creating future opportunities for us.

  FEDERAL ENERGY REGULATION

     The Federal Energy Regulatory Commission, or FERC, is an independent agency within the Department of Energy that regulates the transmission and wholesale sale of electricity in interstate commerce under the authority of the Federal Power Act. FERC is also responsible for licensing and inspecting private, municipal and state-owned hydroelectric projects. FERC determines whether a public utility qualifies for exempt wholesale generator status under the Public Utility Holding Company Act, which was amended by the Energy Policy Act of 1992.

     Federal Power Act. The Federal Power Act gives FERC exclusive rate-making jurisdiction over wholesale sales of electricity and transmission of electricity in interstate commerce. FERC regulates the owners of facilities used for the wholesale sale of electricity and its transmission in interstate commerce as "public utilities" under the Federal Power Act. The Federal Power Act also gives FERC jurisdiction to review certain transactions and numerous other activities of public utilities.


     Under the Federal Power Act, an entity that sells electricity at wholesale is a public utility, subject to FERC's jurisdiction. Public utilities are required to obtain FERC's acceptance of their rate schedules for wholesale sales of electricity. Because we are selling electricity in the wholesale market, we are deemed to be a public utility for purposes of the Federal Power Act. In most cases, FERC does not actively regulate the rates for facilities operated by wholesale generating companies like ours. Accordingly, FERC has granted market-based rate authority for the Carr Street facility, our hydroelectric assets, our assets located in Ohio and Pennsylvania and, subject to various market power mitigation measures, our assets located in New York City. Market-based rate authority enables us to price based upon market conditions rather than upon our costs.



     Usually, FERC's orders, which grant us market-based rate authority, reserve the right to revoke our market-based rate authority on a prospective basis if FERC subsequently determines that we possess excessive market power. If we lost our market-based rate authority, we would be required to obtain FERC's acceptance of a cost-of-service rate schedule and would become subject to the accounting, record-keeping and reporting requirements that are imposed only on utilities with cost-based rate schedules. In addition, when FERC considers our request for market-based rate authority in connection with a new acquisition or development project, it may include generation owned or controlled by our stockholders in determining whether we possess market power. See "Risk
Factors -- Risks Relating to our Business and Operations."


     FERC also regulates the rates, terms, and conditions for electricity transmission in interstate commerce. Tariffs established under FERC regulation give us access to transmission lines, which enable us to sell the energy we produce into competitive markets for wholesale energy.

     In April 1996, FERC issued an order requiring all public utilities to file "open access" transmission tariffs that give wholesale generators, as well as other wholesale sellers and buyers of electricity, access to transmission facilities on a non-discriminatory basis. Almost all utilities filed open access tariffs. Some utilities are seeking permission from FERC to recover costs associated with stranded investments through add-ons to their transmission rates. To the extent that FERC permits these charges, the cost of transmission may be too high on some systems to be of practical use to wholesale sellers like us.

     FERC is also encouraging the voluntary restructuring of transmission operations through the use of independent system operators and regional transmission groups. The result of establishing these entities typically is to eliminate or reduce transmission charges imposed by successive transmission systems. The full effect of these changes on us is uncertain at this time.


     The Federal Power Act also gives FERC exclusive authority to license non-federal hydroelectric projects on navigable waterways and federal lands. FERC hydroelectric licenses are issued for 30 to 50 years. The hydroelectric assets are licensed by FERC from 2004 through 2036. Individual hydroelectric facilities, representing approximately 90 megawatts of capacity, have licenses that expire over the next ten years. Facilities representing approximately 160 megawatts of capacity have new or initial license applications pending before FERC. Upon expiration of a FERC license, the federal government can take over the project and compensate the licensee, or FERC can issue a new license to either the existing licensee or a new licensee. In addition, upon license expiration, FERC can decommission an operating project and even order that it be removed from the river at the owner's expense. In deciding whether to issue a license, FERC gives equal consideration to a full range of licensing purposes related to the potential value of a stream or river. It is not uncommon for the relicensing process to take between four and ten years to complete. Generally, the relicensing process begins at least five years before the license expiration date and FERC issues annual licenses to permit a hydroelectric facility to continue operations pending conclusion of the relicensing process. We expect that FERC will issue us new or initial hydroelectric licenses for all the facilities with pending applications. Presently, there are no applications for competing licenses and there is no indication that FERC will decommission or order any of the projects be removed.


     Nonetheless, there remains the possibility that FERC will not issue new or initial licenses for our projects, which could have a material adverse affect on our operations and revenue. In addition, several interested parties have intervened or are likely to intervene in our licensing proceedings. These interested parties may be able to impose conditions and affirmative obligations on our hydropower operations, which could add significant costs to our operations or reduce revenues. In the past, FERC has issued licenses with conditions that have rendered operation of projects to be uneconomic. Therefore, there is no guarantee that the hydroelectric licenses issued by FERC will permit us to operate the projects profitably. Finally, the relicensing process itself is costly, time consuming, and could affect adversely our hydroelectric revenues.


     The remainder of our hydroelectric assets have licenses that expire over an approximate 30 year period, are exempt from licensing because they are small facilities with five megawatts or less or are not within FERC's jurisdiction because they are not located on navigable waterways or federal land. Many of the existing licenses contain conditions which have one or more operational constraints, including restricting energy production, impacting the time of year or day in which generation occurs, raising operating costs, and requiring certain minimum river flow releases, which directly affects our ability to generate energy.


     Public Utility Holding Company Act. The Public Utility Holding Company Act provides that any entity that owns, controls or has the power to vote 10% or more of the outstanding voting securities of an "electric utility company", or a holding company for an electric utility company, is subject to regulation under the Holding Company Act.

     Registered holding companies under the Holding Company Act are required to limit their utility operations to a single, integrated utility system and divest any other operations that are not functionally related to the operation of the utility system. In addition, a company that is a subsidiary of a holding company registered under the Holding Company Act is subject to financial and organizational regulation, including approval by the SEC of certain financings and transactions. Under the Energy Policy Act of 1992, however, FERC can determine that a company engaged exclusively in the business of owning or operating an eligible facility used for the generation of electric energy for sale at wholesale is an "exempt wholesale generator". Accordingly, it is exempt from the Holding Company Act requirements. In the case of facilities previously operated by regulated utilities, FERC can make an exempt wholesale generator determination only after the state utility commission finds that allowing the facility or facilities to be eligible for exempt wholesale generator status will benefit consumers, is in the public interest, and does not violate state law. Each of our operating subsidiaries has been designated by FERC as an exempt wholesale generator.


     We do not expect to engage in any activities that will subject us to regulation under the Public Utility Holding Company Act. If we were to lose our exempt wholesale generator status, we would become subject to regulation under the Holding Company Act. It would be difficult for us to comply with the Holding Company Act absent a substantial restructuring.


     Proposed Restructuring Legislation. Congress is considering legislation that would require states to permit retail competition. In addition, state utility commissions or state legislatures are considering, or have considered, whether to open the retail electric power markets to competition. At present, many states have adopted some version of a "customer choice" plan. Customer choice plans typically allow customers to choose their electricity suppliers by a date that is specified in the initiative.

     Retail competition is possible when a customer's local utility agrees, or is required, to "unbundle" its distribution service. This refers to the separation of the utility's delivery of electric power to retail customers through its local distribution lines, from its transmission and generating services. Retail access programs provide us with opportunities to provide power from our facilities to power marketers.

     Wholesale access programs are likely to continue to provide us with additional opportunities to purchase additional generation facilities as utilities are required or choose to divest their assets.

  STATE ENERGY REGULATION

     On the state level, public utility regulatory commissions are responsible for approving rates and other terms and conditions under which public utilities purchase electric power from independent producers and sell retail electric power to consumers. In addition, most state laws require approval from the state commission before an electric utility operating in the state may divest or transfer electric generation facilities. These laws also give the commissions authority to regulate the financial activities of electric utilities selling electricity to consumers in their states.

     State public utility commissions have authority to promulgate regulations for implementing some federal laws. Power sales agreements, which we enter into, are also potentially subject to review by state public utility commissions. In particular, the state public utility commissions review the process by which the utility has entered into the power sales agreements. States may also assert jurisdiction over the siting, construction, and operation of our facilities, as well as the issuance of securities and the sale or other transfer of assets.

     New York. In 1996, the New York Public Service Commission began proceedings to introduce retail competition in New York State. These initiatives, in conjunction with FERC's "open access" rules, led to the formation of an ISO responsible for centralized control and operation of the state-wide electric transmission grid. They also led to a spot market responsible for a competitive electric energy auction. This auction is open on a non-discriminatory basis to all electric service providers. Other aspects of New York's restructuring plan include market power mitigation through utility divestiture of fossil fuel generation plants, the unbundling and establishment of separate rates for historic utility functions, and market mitigation measures at the wholesale level. See "-- Orion Power New York, L.P. -- Market Framework" for a discussion of the NY-ISO market.


     Under the New York Public Service Law, the New York Public Service Commission has jurisdiction over corporations engaged in the production of electricity and transfers of electric generation facilities located in the State. The New York Public Service Commission reviewed and approved each of our transactions to acquire our assets located in New York, and made the necessary findings to permit us to seek exempt wholesale generator status from FERC. Moreover, while the NY-ISO is an independent entity, it is considered an "electric corporation" subject to the New York Public Service Law.



     In addition, the New York Public Service Commission has determined that certain requirements of the Public Service Law apply to new forms of electric service providers, which differ from traditional electric utilities. As a result, even though we do not engage in the sale of electricity at retail in New York State, our assets located in New York are subject to "lightened regulation" by the New York Public Service Commission. Under the lightened regulation regime, our assets located in New York are subject to provisions of the Public Service Law that relate to enforcement, investigation, safety, reliability, system improvements, construction, excavation, and the issuance of securities. The provisions relating to the issuance of securities apply to our subsidiaries that operate our assets located in New York, but not to a holding company such as Orion Power Holdings.

     Pennsylvania. In December 1996, Pennsylvania adopted the Electricity Generation Customer Choice and Competition Act, which is now part of the Public Utility Code. The Act is a comprehensive restructuring plan that allows direct access to be phased in over a three-year period beginning January 1, 1999 and culminating in full retail choice by January 1, 2001. Under this plan, one-third of each customer class will be eligible for direct access each year.

     Pennsylvania opened its retail electric market to competition on January 1, 1999. The Act required each utility to submit its restructuring plan to the Pennsylvania Public Utility Commission for approval. The Pennsylvania Public Utility Commission is authorized to permit, but may not require, utilities to divest their generation assets.

     In addition, the Pennsylvania restructuring plan authorizes utilities to implement a non-bypassable Competitive Transition Charge to collect stranded costs, subject to approval by the Pennsylvania Public Utility Commission, and permits securitization of stranded costs.


     The Pennsylvania Public Utility Code also requires that the Pennsylvania Public Utility Commission approve any transfers or acquisitions of property "used or useful in public service." The Pennsylvania Public Utility Commission approved the transaction between Duquesne Light Company and Orion Power MidWest and has made the necessary findings to enable us to seek exempt wholesale generator status from FERC. Unlike New York, however, Pennsylvania does not have a regulatory regime for wholesale generators in the state. Therefore, we do not expect to be subject to regulation by the Pennsylvania Public Utility Commission. However, if we do become subject to regulation by the Pennsylvania Public Utility Commission, additional costs may be imposed on the operations of our assets located in Ohio and Pennsylvania.



     Ohio. The Ohio legislature passed a statute in 1999 providing for implementation of retail competition beginning in 2001. The statute delegated to the Ohio Public Utilities Commission the responsibility for developing certain restructuring rules, including rules relating to market monitoring, stranded cost recovery, and consumer protection. The Ohio Public Utilities Commission proceedings are in a very early stage, and we cannot predict what effect they will have on us. The Ohio Public Utilities Commission has made the necessary findings to enable us to seek exempt wholesale generator status from FERC. Similar to the case with Pennsylvania, we do not expect to be subject to regulation by the commission. If we do become subject to regulation by the Ohio Public Utilities Commission, however, additional costs may be imposed on the operations of our assets located in Ohio and Pennsylvania.


  ENVIRONMENTAL REGULATIONS

     The construction and operation of electric generating facilities are subject to extensive environmental and land use regulation in the United States. Those regulations applicable to us primarily involve the discharge of emissions into the water and air as well as the use of water, but can also include wetlands preservation, endangered species, waste disposal, and noise regulation. These laws and regulations often require a lengthy and complex process of obtaining and renewing licenses, permits, and approvals from federal, state, and local agencies. If these laws and regulations are changed, modifications to our facilities may be required.

     Clean Air Act. In late 1990, Congress passed the Clean Air Act Amendments of 1990, which affect existing facilities as well as new project development. The act and many state laws require significant reductions in SO(2) (sulfur dioxide) and NO(x) (nitrogen oxide) emissions that result from burning fossil fuels.

     The 1990 Amendments create a marketable commodity called an SO(2) "allowance". All non-exempt facilities over 25 megawatts that emit SO(2) must obtain allowances in order to operate after 1999. Each allowance gives the owner the right to emit one ton of SO(2). All non-exempt facilities that existed in 1990 have an assigned number of allowances. If additional allowances are needed, they can be purchased from facilities having excess allowances. Our assets located in New York currently have more allowances than needed, while our assets located in Ohio and Pennsylvania require additional allowances or the installation of SO(2) controls. We will be able to use the excess New York Asset allowances at our assets located in Ohio and Pennsylvania, decreasing the number that will need to be purchased or the amount of emission reduction needed via SO(2) control. We believe that the additional costs of obtaining the number of allowances needed for future projects should not materially affect our ability to purchase and operate such facilities.



     The 1990 Amendments also require states to impose annual operating permit fees. While such permit fees may be substantial and will be greater for coal-fired projects like our assets located in Ohio and Pennsylvania than for those burning gas or other fuels, such fees are not expected to significantly increase our costs.


     The 1990 Amendments also contain other provisions that could materially affect our projects. Various provisions may require permits, inspections, or installation of additional pollution control technology.

     The 1990 Amendments expand the enforcement authority of the federal government by increasing the range of civil and criminal penalties for violations of the Clean Air Act. They enhance administrative civil penalties and add a citizen suit provision. These enforcement provisions also include enhanced monitoring, record-keeping, and reporting requirements for existing and new facilities.

     The Ozone Transport Assessment Group, composed of state and local air regulatory officials from the 37 eastern states, has recommended additional NO(x) emission reductions that go beyond current federal standards. These recommendations include reductions from utility and industrial boilers during the summer ozone season.


     As a result of the Ozone Transport Assessment Group's recommendations, on October 27, 1998, the EPA issued a rule requiring 22 Eastern states and the District of Columbia to reduce emissions of NO(x) (a precursor of ozone) in those states. Among other things, the EPA's rule establishes an ozone season, which runs from May through September, and a NO(x) emission budget for each identified state, including New York, Ohio, and Pennsylvania. The EPA rule requires states to implement controls sufficient to meet their NO(x) budget by May 1, 2003. Coal-fired power plants are a principal target of NO(x) reductions under this initiative. Our assets will be subject to NO(x) reduction requirements under the EPA rule. Due to relatively low NO(x) emissions from its facilities, however, the assets located in New York are unlikely to be impacted by this rulemaking. In contrast, the assets located in Ohio and Pennsylvania will be affected significantly. Beginning in 2003, it is anticipated that the EPA rule will result in a requirement for substantial NO(x) reductions at the assets located in Ohio and Pennsylvania, which will likely result in significant capital expenditures by us.



     The EPA recently granted several state petitions under Section 126 of the Clean Air Act. Section 126 allows the EPA to set limits for specific sources of emissions originating in other states. As a result, the EPA will require reductions in NO(x) emissions at the majority of our fossil energy facilities at levels consistent with those required under the EPA rule. Consistent with the EPA's rule, reductions have been proposed which would need to be achieved by May 1, 2003 through the implementation of controls or the purchase of emission allowances. We believe that our assets located in New York City are already in compliance with these limits. We anticipate capital expenditures of approximately $300 million at the assets located in Ohio and Pennsylvania through 2006 to address these anticipated air emissions issues. We expect that the majority of these expenditures under the EPA rule and the EPA's Section 126 initiative will occur between 2002 and 2006. However, particularly given the trend towards more stringent environmental regulation, it is possible that the amount we must spend to bring the facilities into compliance may change materially. In addition, the time at which these capital expenditures must be made could be accelerated, and operations could be halted at these stations until any necessary improvements are made.


     In October and November 1999, the EPA and several states filed suits or announced their intention to file suits against a number of coal-fired power plants in Midwestern and Eastern states. These suits relate to alleged violations of the Clean Air Act. More specifically, they derive from the deterioration prevention and non-attainment provisions of the Clean Air Act's new source review requirements. In 1999, the EPA requested information relating to the Avon Lake Generating Station and Niles Generating Station from the previous owner of these facilities. This was part of the EPA's broader industry information request, and forms the basis for the agency's new source review actions against coal-fired power plants. Although there have not been any new source review-related suits filed against the Avon Lake Generating Station or the Niles Generating Station, there can be no assurance that either of them will not be the target of any such action in the future. Based on the levels of emissions control that the EPA and/or states are seeking in these new source review enforcement actions, we believe that significant additional costs and penalties could be incurred, planned capital expenditures could be accelerated, or operations could be halted at these stations if they ever became targets of a new source review enforcement action.


     Individual states can also regulate air emissions, the costs of compliance with which could be significant. For example, in 1999, New York Governor George Pataki introduced new emission requirements for generation facilities in the State, which must be achieved by 2003. The New York State requirements, among other things, require year-round reductions in nitrogen oxide emissions, which were previously limited to summertime reductions. Additionally, under these requirements, we have to reduce our sulfur dioxide emissions from our New York power plants. These emission reductions would be phased in between January 1, 2003 and January 1, 2007. Compliance with these emission reductions requirements, if they become effective, could have a material adverse impact on the operation of our assets located in New York. While we anticipate that we should be able to satisfy these constraints, additional constraints may be added in various jurisdictions that may affect our facilities and increase our costs of compliance.


     The 1990 Amendments required the EPA to evaluate the public health impacts of emissions of mercury, a hazardous air pollutant, from power plants. The EPA has not proposed emissions controls because commercially viable control technologies have not been developed for utility boilers. We expect that the EPA will decide by the end of 2000 whether to control mercury emissions from coal-fired plants. If the EPA decides to control mercury emissions, compliance could be required by approximately 2007. If emissions controls are mandated, all coal-fired utility boilers would be affected and the cost of compliance could be substantial.

     The Kyoto Protocol regarding greenhouse gas emissions and global warming was signed by the United States, thereby committing the United States to significant reductions in greenhouse gas emissions between 2008-2012. The U.S. Senate must ratify the agreement for the protocol to take effect. The Clinton Administration has proposed a package of administrative policies to curb greenhouse gases, none of which require Senate ratification. Future initiatives on this issue and the ultimate effects of the Kyoto Protocol effects on us are unknown at this time. Fossil fuel-fired power plants, however, are believed to be significant sources of carbon dioxide emissions, which constitute a principal greenhouse gas. Therefore, the power industry's compliance costs with mandated federal greenhouse gas reductions could be significant.

     Clean Water Act. Our facilities are subject to a variety of state and federal regulations governing existing and potential water/wastewater and stormwater discharges from the facilities. Generally, federal regulations promulgated through the Clean Water Act govern overall water/wastewater and stormwater discharges through permits. Under current provisions of the

Clean Water Act, existing permits must be renewed at least every five years, at which time permit limits come under extensive review and can be modified to account for more stringent regulations. In addition, the permits can be modified at any time. Many of our facilities, including the assets located in Ohio and Pennsylvania, need to renew their Clean Water Act permits over the next two years. Major issues to be addressed when permits are renewed include the impact of intake screens and cooling systems on fish, as well as the adverse impact of discharging large quantities of warm water to public rivers and lakes. The cost of addressing any of these environmental issues could be substantial.


     In addition, changes to the environmental permits of our coal or other fuel suppliers may increase the cost of fuel, which in turn could have a significant impact on our operations.

     Emergency Planning and Community Right-to-Know Act. In April 1997, the EPA expanded the list of industry groups required to report the Toxic Release Inventory under Section 313 of the Emergency Planning and Community Right-to-Know Act to include electric utilities. Our operating facilities will be required to complete a toxic chemical inventory release form for each listed toxic chemical manufactured, processed, or otherwise used in excess of threshold levels for the applicable reporting year. The purpose of this requirement is to inform the EPA, states, localities, and the public about releases of toxic chemicals to the air, water, and land that can pose a threat to the community.


     Changes in the laws governing disposal of coal ash generated by our coal-fired plants to classify coal ash as a hazardous waste or otherwise restrict the disposal of coal ash could increase our costs and expose us to greater potential liabilities for environmental remediation. The ash disposal sites used by our coal-fired facilities are permitted under state regulations. Those sites under our operational control have approved closure plans in place, and funds have been budgeted to accomplish the closures.


     Comprehensive Environmental Response, Compensation and Liability Act. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, among other things, imposes cleanup requirements for threatened or actual releases of hazardous substances that may endanger public health or welfare of the environment. Under CERCLA, joint and several liability may be imposed on waste generators, site owners, and operators and others regardless of fault or the legality of the original disposal activity. Although all waste substances generated by the facilities are generally not regarded as hazardous substances, some products used in the operations and the disposal of such products are governed by CERCLA and similar state statutes. As a result of CERCLA's no-fault, retroactive liability scheme, we cannot assure you that we would be free from substantial liabilities in the future.


     Consent Orders. The assets located in New York City are subject to a consent order issued by the New York State Department of Environmental Conservation. The consent order requires active investigation and remediation of past releases of petroleum and other substances at the facilities by the prior owner. The consent order also contains obligations related to compliance with air emission and opacity regulations, corrective action requirements for solid waste management units, and investigation and implementation of measures to reduce water contamination and the killing of fish. The total liability assumed and recorded by Orion Power New York associated with these obligations was $9.15 million in the aggregate. We intend to fund this liability with cash flow from operations.


COMPETITION

     We have many strong and well capitalized competitors in the wholesale power generation industry. These are both domestic and international organizations, many of whom have extensive and diversified operating expertise and financial resources that are greater than those we possess. We face competition in the markets for energy, capacity, and ancillary services, as well as intense competition for the acquisition and development of additional facilities.

     We anticipate increasing competition from international companies for acquisitions as the market continues to deregulate. As a result, it may be more difficult for us to compete effectively in future competitive bidding situations. In recent years, the industry has been characterized by increasingly strong competition with respect to the acquisition of existing electric generating facilities. This includes a trend away from negotiated transactions and towards competitive bidding.

     Following the expiration of our various transition power and capacity agreements, we will be subject to competition in the market for energy, capacity, and ancillary services. We will principally compete on the basis of the price of our products, although we will also compete to a lesser extent on the basis of reliability and availability. The continuing deregulation of the industry is likely to increase competition and may place downward pressure on energy prices.

EMPLOYEES


     As of June 30, 2000, we employed approximately 830 people. Of these employees, approximately 540 are covered by collective bargaining agreements. The collective bargaining agreements expire at various dates between June 2001 and June 2004. We have never experienced a work stoppage, strike, or labor dispute. We consider relations with our employees to be good.


FACILITIES/PROPERTIES

     Our corporate offices currently occupy approximately 15,340 square feet of leased office space in Baltimore, Maryland, which lease expires in 2005, subject to renewal options.


     In addition to our corporate office space, we lease or own various real property and facilities relating to our assets and development activities. Our principal facilities are generally described under the descriptions of our two operating subsidiaries contained elsewhere in this prospectus. We believe that we have title to our facilities in accordance with standards generally accepted in the energy industry, subject to exceptions which, in our opinion, would not have a material adverse effect on the use or value of the facilities. Substantially all of our assets are pledged to our bank lenders under our credit facilities.


     We believe that all of our existing office and generating facilities, including the facilities under construction, are adequate for our needs through calendar year 2000. If we require additional space, we believe that we will be able to secure space on commercially reasonable terms without undue disruption to our operations.


     Our total lease expense for all of our properties described above is approximately $900,000 for the year ending December 31, 2000.


LEGAL PROCEEDINGS

     We are involved in various litigation matters in the ordinary course of our business. We are not currently involved in any litigation that we expect, either individually or in the aggregate, will have a material adverse effect on our financial condition or results of operations.

                                   MANAGEMENT

     Our directors and executive officers are as follows:

NAME                      AGE                        POSITION
----                      ---                        --------
Frederic V. Salerno.....  57     Chairman of the Board of Directors
Jack A. Fusco...........  38     Chief Executive Officer, President and Director
Scott B. Helm...........  35     Executive Vice President and Chief Financial
                                   Officer
W. Thaddeus Miller......  49     Executive Vice President and Chief Legal Officer
E. Thomas Webb..........  46     Senior Vice President
Richard A. Friedman.....  42     Director
Tsutomu Kajita..........  46     Director
Douglas F. Londal.......  34     Director
Terence M. O'Toole......  42     Director
Charles W. Shivery......  55     Director


     Each of our directors will hold office until the next annual meeting of our stockholders, or until his or her successor has been duly elected and qualified. Our officers are elected by our Board of Directors and serve at the discretion of the Board. Upon completion of this offering, we intend to expand our board of directors to nine and appoint two additional independent directors.


     FREDERIC V. SALERNO joined us in April 2000 as Chairman of our Board of Directors. He is currently the Vice Chairman and Chief Financial Officer of Verizon Communications, effective with the closing of the merger of Bell Atlantic Corporation and GTE in June 2000. Since 1997, he has been the Senior Executive Vice President and Chief Financial Officer of Strategy and Business Development at Bell Atlantic. Prior to his position at Bell Atlantic, he served as Vice Chairman of Finance and Business Development at NYNEX Corporation from 1994 to 1997, and served as President of Worldwide Services Group from 1991 to 1994, and as a director of NYNEX from 1991 to 1997. Mr. Salerno joined New York Telephone in 1965. He currently serves as a director of Viacom, Inc. and The Bear Stearns Companies Inc. Mr. Salerno holds a B.S. from Manhattan College and an M.B.A. from Adelphi University.

     JACK A. FUSCO has been our Chief Operating Officer since our inception in March 1998. He was appointed President and Chief Executive Officer in November 1999. Mr. Fusco has over 16 years of experience in various areas of the power generation industry. Prior to joining us, Mr. Fusco was a Vice President at Goldman Sachs Power, an affiliate of Goldman, Sachs & Co., beginning in 1997. Prior to joining Goldman, Sachs & Co., Mr. Fusco was Executive Director of International Development and Operations for Pacific Gas & Electric's non-regulated subsidiary PG&E Enterprises. In that role, he was responsible for the development and implementation of PG&E's International Business Strategy and the launching of International Generating Company, an international wholesale power producer. Mr. Fusco holds a B.S. in Mechanical Engineering from California State University, and is a Registered Professional Mechanical Engineer in the State of California.

     SCOTT B. HELM joined us in September 1998 as Chief Financial Officer and was appointed Executive Vice President in November 1999. He is responsible for managing our accounting and finance functions. Prior to joining us, he was a Vice President in the Investment Banking Division of Goldman, Sachs & Co., commencing in 1994, where he generally focused on commodity, cyclical and industrial clients. Mr. Helm holds a B.S.B.A. from Washington University.

     W. THADDEUS MILLER joined us in June 1999 as Chief Legal Officer, and was appointed Executive Vice President in November 1999. Mr. Miller has been advising us on legal matters since our inception. Prior to joining us, Mr. Miller was a Vice President and Associate General Counsel for Goldman, Sachs & Co., commencing in 1994 specializing in commodities, with particular emphasis on energy matters, where he advised our stockholder, GS Capital Partners II,

L.P., on certain legal matters in connection with its investment in us. Prior to joining Goldman, Sachs & Co., Mr. Miller was a partner with Watson, Farley & Williams, an international law firm. He has been practicing law for over 20 years. Mr. Miller holds a B.S. from the United States Merchant Marine Academy (Kings Point) and a J.D. from St. John's University School of Law.

     E. THOMAS WEBB joined us in September 1998 as Vice President of Asset Management. In November 1999, he was appointed as Senior Vice President. Prior to joining us Mr. Webb was employed by Pacific Gas & Electric from 1977 to August 1998 in a variety of posts, including power plant management, and transmission and distribution operations. Mr. Webb has over 23 years of experience in the power generation industry. Mr. Webb holds a B.S. in Mechanical Engineering from California Polytechnic State University and an M.B.A. from St. Mary's College of California. Mr. Webb is a Registered Professional Mechanical Engineer in the State of California.

     RICHARD A. FRIEDMAN is Co-Head of Goldman, Sachs & Co.'s Merchant Banking Division, and Head of the Firm's Principal Investment Area. He joined Goldman, Sachs & Co. in 1981, became a Partner in 1990, and was made a Managing Director in 1996. He is Chairman of the Board of AMF Bowling Inc., and on the Board of Directors of Carmike Cinemas, Inc., and Polo Ralph Lauren Corporation. Mr. Friedman received a B.A. from Brown University and an M.B.A. from the University of Chicago Graduate School of Business.

     TSUTOMU KAJITA is Executive Vice President and Treasurer of Diamond Generating Corporation (one of our stockholders). Since 1993 he has been responsible for investment in and development of international wholesale power projects. Prior to that he was a Vice President of Diamond Energy, Inc., a company engaged in the wholesale power business. He has worked for Mitsubishi Corporation and its affiliates, including Diamond Energy, for 20 years. Mr. Kajita holds a B.A. in Law from Keio University in Tokyo and an M.B.A. from Babson College.

     DOUGLAS F. LONDAL is a Managing Director of Goldman, Sachs & Co. in the Merchant Banking Division. He joined Goldman, Sachs & Co. in 1991 and was made a Managing Director in 1999. He serves on the Board of Directors of 21st Century Newspapers, Inc., Ruth's Chris Steak House, Inc. and Village Voice Media. Mr. Londal received a B.A. from the University of Michigan and an M.B.A. from the University of Chicago Graduate School of Business.

     TERENCE M. O'TOOLE is a Managing Director of Goldman, Sachs & Co. in the Merchant Banking Division. He joined Goldman, Sachs & Co. in 1983, became a Partner in 1992, and was made a Managing Director in 1996. He is Chairman of the Board of Amscan Holdings, Inc., and serves on the Board of Directors of 21st Century Newspapers, Inc., AMF Bowling, Inc., TBG Information Investors, L.L.C., VoiceStream Wireless Corporation, and Western Wireless Corporation. Mr. O'Toole received a B.S. from Villanova University and an M.B.A. from the Stanford University Graduate School of Business.

     CHARLES W. SHIVERY is Chairman of the Board, President and Chief Executive Officer of Constellation Power Source, Inc. and President of Constellation Enterprises, Inc. He joined Constellation Power Source in 1997. Prior to that he was Vice President, Chief Financial Officer and Secretary for Constellation Energy Group, Inc. (formerly Baltimore Gas & Electric Company). Mr. Shivery has worked for Constellation Energy Group and its affiliates, including Constellation Power Source, for 29 years. Prior to joining Constellation Energy Group, he was with the United States Navy. He serves on the Board of Directors of Constellation Enterprises, Inc., Carefirst, Inc., University of Maryland Medical System and Energy Insurance Mutual. Mr. Shivery holds B.A. and B.S. from the Johns Hopkins University and an M.B.A. from the University of Baltimore.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During the previous two fiscal years, we did not have a compensation committee or other Board committee performing similar functions. During that period, the entire board of directors had authority to consider executive compensation matters. Mr. Fusco, an executive officer, participated in deliberations of our board of directors concerning executive compensation.

BOARD COMPENSATION

     We intend to establish fees for all non-employee directors within six months after the date of this prospectus. We will also reimburse our non-employee directors for reasonable expenses they incur in attending board or committee meetings.

BOARD COMMITTEES

     Our board will have two standing committees: an audit committee and a compensation committee. The audit committee will select the independent public accountants to audit our annual financial statements and will establish the scope and oversee the annual audit. The audit committee will also be responsible for risk management and control and credit policies. The compensation committee will approve and administer compensation and employee benefit plans. Our board may establish other committees from time to time to facilitate the management of our business and affairs.

EXECUTIVE COMPENSATION

     The following table sets forth information for the calendar years ended December 31, 1999 and 1998 concerning the annual compensation paid or accrued by us to our executive officers ("Named Executive Officers").


                                                                   LONG TERM
                                                                  COMPENSATION
                                                                     AWARDS
                                                                  ------------
                                            ANNUAL COMPENSATION    NUMBER OF
                                            -------------------    SECURITIES     ALL OTHER
                                             SALARY     BONUS      UNDERLYING    COMPENSATION
  NAME AND PRINCIPAL POSITION(a)     YEAR     ($)        ($)       OPTIONS(#)       ($)(b)
  ------------------------------     ----    ------     -----      ----------    ------------
Jack A. Fusco(c)...................  1999   $203,167   $200,000     434,759         $  884
  President and Chief Executive      1998    108,333    133,333      21,261          1,967
  Officer
Scott B. Helm(d)...................  1999   $186,250   $200,000     404,604         $  802
  Executive Vice President and
  Chief Financial Officer
W. Thaddeus Miller(e)..............  1999   $149,000   $232,333     316,379         $  205
  Executive Vice President and
  Chief Legal Officer
E. Thomas Webb(f)..................  1999   $153,163   $200,000     213,475         $1,741
  Senior Vice President


---------------
(a) We do not have any executive officers other than those named in the table.

(b) We paid insurance premiums for term life insurance for 1999 in the amount of $884 for Mr. Fusco, $802 for Mr. Helm, $205 for Mr. Miller and $1,741 for Mr. Webb.

(c) Mr. Fusco has been our Chief Operating Officer since June 1998 and he also became our President and Chief Executive Officer in 1999. His bonus compensation includes a one-time discretionary bonus in addition to the bonus under his employment agreement.

(d) Mr. Helm has been our Chief Financial Officer since September 1998 and he also became an Executive Vice President in 1999. His bonus compensation includes a one-time discretionary bonus in addition to the bonus under his employment agreement.

(e) Mr. Miller commenced his employment in June 1999 as Chief Legal Officer/General Counsel and also became an Executive Vice President in 1999. His bonus compensation includes a one-time discretionary bonus and a one-time sign on bonus of $32,333 in addition to the regular bonus under this employment agreement.

(f) Mr. Webb commenced employment in September 1998 as Vice President of Asset Management and became a Senior Vice President in 1999. His bonus compensation includes a one-time discretionary bonus in addition to the bonus under his letter agreement.

            AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND 1999
                             YEAR END OPTION VALUES

                                                              NUMBER OF
                                SHARES                  SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                               ACQUIRED                UNEXERCISED OPTIONS AT        IN-THE-MONEY OPTIONS AT
                                  ON       VALUE          1999 YEAR END (#)           1999 YEAR END ($)(b)
                               EXERCISE   REALIZED   ---------------------------   ---------------------------
NAME                            (#)(a)      ($)      EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                           --------   --------   -----------   -------------   -----------   -------------
Jack A. Fusco................    --         --         55,466         400,554       $305,066      $1,989,868
Scott B. Helm................    --         --         49,920         354,684        274,560       1,790,881
W. Thaddeus Miller(c)........    --         --             --         316,379             --       1,663,498
E. Thomas Webb...............    --         --         19,201         194,274         76,267         497,467

---------------
(a) The Named Executive Officers did not exercise any options in 1999.

(b) In-the-money options are defined as those for which the fair market value of the underlying security exceeds the exercise price of the option. The fair market value is assumed to be $15.50 per share as of December 31, 1999, reflecting the price of the most recent sales of common stock before that date.

(c) Mr. Miller entered into an employment agreement effective June 1, 1999. Per the agreement, Mr. Miller's options vest ratably on a daily basis, but did not become exercisable before June 1, 2000.

                             OPTION GRANTS IN 1999

                                   INDIVIDUAL GRANTS
---------------------------------------------------------------------------------------
                                      PERCENT
                       NUMBER OF      OF TOTAL                                             POTENTIAL REALIZABLE VALUE AT
                       SECURITIES     OPTIONS                 MARKET                          ASSUMED ANNUAL RATES OF
                       UNDERLYING    GRANTED TO   EXERCISE   PRICE ON                      STOCK PRICE APPRECIATION FOR
                        OPTIONS      EMPLOYEES    OR BASE    DATE OF                              OPTION TERM(a)
                        GRANTED      IN FISCAL     PRICE      GRANT                       -------------------------------
NAME                     (#)(b)       YEAR(c)      ($/Sh)     ($)(d)    EXPIRATION DATE   0% ($)     5% ($)      10% ($)
----                   ----------    ----------   --------   --------   ---------------   ------     ------      -------
Jack A. Fusco........      2,883(e)     0.18%      10.00      10.00      December 2008         --      15,896      39,154
                         292,531(f)    17.98%      10.00      10.00      December 2008         --   1,612,810   3,972,427
                          11,555(g)     0.71%      10.00      10.00      December 2008         --      63,711     156,924
                          89,028(h)     5.47%      10.00      15.50      December 2008    489,658   1,250,460   2,363,551
                          38,759(i)     2.38%      15.50      15.50      December 2008         --     331,224     815,822
Scott B. Helm........      2,595(e)     0.16%      10.00      10.00      December 2008         --      14,307      35,238
                         263,278(f)    16.18%      10.00      10.00      December 2008         --   1,451,529   3,575,185
                          10,400(g)     0.64%      10.00      10.00      December 2008         --      57,340     141,232
                          80,125(h)     4.92%      10.00      15.50      December 2008    440,692   1,125,414   2,127,196
                          29,069(i)     1.79%      15.50      15.50      December 2008         --     248,419     611,867
W. Thaddeus Miller...      2,162(e)     0.13%      10.00      10.00      December 2008         --      11,922      29,365
                         219,398(f)    13.48%      10.00      10.00      December 2008         --   1,209,607   2,979,321
                           8,666(g)     0.53%      10.00      10.00      December 2008         --      47,783     117,693
                          66,771(h)     4.10%      10.00      15.50      December 2008    367,243     937,845   1,772,663
                          19,379(i)     1.19%      15.50      15.50      December 2008         --     165,612     407,910

                                   INDIVIDUAL GRANTS
---------------------------------------------------------------------------------------
                                      PERCENT
                       NUMBER OF      OF TOTAL                                             POTENTIAL REALIZABLE VALUE AT
                       SECURITIES     OPTIONS                 MARKET                          ASSUMED ANNUAL RATES OF
                       UNDERLYING    GRANTED TO   EXERCISE   PRICE ON                      STOCK PRICE APPRECIATION FOR
                        OPTIONS      EMPLOYEES    OR BASE    DATE OF                              OPTION TERM(a)
                        GRANTED      IN FISCAL     PRICE      GRANT                       -------------------------------
NAME                     (#)(b)       YEAR(c)      ($/SH)     ($)(d)    EXPIRATION DATE   0% ($)     5% ($)      10% ($)
----                   ----------    ----------   --------   --------   ---------------   ------     ------      -------
E. Thomas Webb.......        720(e)     0.04%      10.00      10.00      December 2008         --       3,974       9,788
                          73,132(f)     4.49%      10.00      10.00      December 2008         --     403,202     993,107
                           2,889(g)     0.18%      10.00      10.00      December 2008         --      15,928      39,231
                          22,257(h)     1.37%      10.00      15.50      December 2008    122,415     312,615     590,888
                         104,315(h)     6.41%      15.50      15.50      December 2008         --     891,435   2,195,646
                           4,845(i)     0.30%      15.50      15.50      December 2008         --      41,403     101,978

---------------
(a) Amount calculated as the difference between the per-share market price at the date of the grant adjusted for the assumed appreciation rate through the expiration date and the per-share exercise price of the option, multiplied by the number of shares underlying the grant at year-end. The per-share market price is assumed to be the price of the most recent sale of common stock.

(b) In the event of a change of control of Orion Power Holdings, all of these options become immediately and fully exercisable.

(c)  In 1999, 1,627,246 options were granted to our employees.

(d) The market price on the date of each grant is assumed to be the price of the most recent sales of common stock before that date.

(e) These options were granted on June 11, 1999 and vest ratably on a daily basis over three years.

(f) These options were granted on July 27, 1999 and vest ratably on a daily basis over three years.

(g) These options were granted on September 29, 1999 and vest ratably on a daily basis over three years.

(h) These options were granted on November 5, 1999 and vest ratably on a daily basis over three years.

(i) These options were granted on December 31, 1999 and vest ratably on a daily basis over three years.

1998 STOCK INCENTIVE PLAN


     In February 1999, our board of directors adopted and our stockholders approved our 1998 stock incentive plan. In September 2000, our board of directors amended the plan, which was approved by our stockholders, to increase the maximum number of shares that may be awarded under the plan to 7,500,000 shares and to modify the definition of change of control. The plan, as amended, provides for the granting of stock options, stock appreciation rights, share awards, performance awards and restricted stock to our or our subsidiaries' employees, officers, and directors. The 1998 stock incentive plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code and stock options that do not so qualify. The maximum number of shares that may be awarded to an employee during any three year period is 1,500,000, and the maximum amount of dollar denominated performance units that may be awarded to any employee is $1,000,000. The 1998 stock incentive plan is designed to comply with the requirements for "performance-based compensation" under Section 162(m) of the Internal Revenue Code, and the conditions for exemption from the short-swing profit recovery rules under Rule 16b-3 under the Exchange Act.

     The purpose of the 1998 stock incentive plan is to provide an incentive to our directors, officers, employees and consultants and to encourage them to devote their abilities to the success of our business. The 1998 stock incentive plan is administered by, and awards may be granted by, the compensation committee of our board. Generally, the compensation committee has the right to grant options and other awards to eligible participants and to determine the terms and conditions of option and other award agreements, including the vesting schedule of options and other awards and the exercise price of options.


     The 1998 stock incentive plan provides that the term of any option may not exceed ten years. In the event of a change in control (as defined below) of our company, all outstanding stock options, stock appreciation rights, and performance units become immediately and fully vested and any restrictions on restricted stock lapse.

     Change in control generally means:


     - the acquisition of 30% or more of our combined voting power of our voting securities, unless the acquisition is by one of our subsidiaries or any of our employee benefit plans;


     - a merger, consolidation, reorganization or other transaction, unless our shareholders continue to control at least 50% of our voting power or the original members of our board of directors continue to hold a majority of the board seats after the transaction;

     - our complete dissolution or liquidation; or

     - the sale of all of our assets or substantially all of our assets.

     In the event of a change in capitalization, the compensation committee will adjust the maximum number and class of shares which may be granted under the 1998 stock incentive plan or to any individual in any three calendar year period, the number and class of shares which are subject to any outstanding options and the purchase price of the option.

EMPLOYMENT AGREEMENTS WITH NAMED EXECUTIVE OFFICERS


     Upon completion of this offering, we intend to enter into amended and restated employment agreements with Jack A. Fusco, our President and Chief Executive Officer, Scott B. Helm, our Chief Financial Officer and Executive Vice President, and W. Thaddeus Miller, our Chief Legal Officer and Executive Vice President, and we intend to enter into an employment agreement with E. Thomas Webb, our Senior Vice President of Operations.



     The following table provides information about the employment agreements of each of our executive officers:



                                                                                                  OPTION GRANTS
                                                                                            (SHARES OF COMMON STOCK)
                                                                                    -----------------------------------------
                                                                                    FIVE-YEAR    THREE-YEAR
                                         BONUS        EXPIRATION        STOCK        VESTING      VESTING       ADDITIONAL
NAME                   SALARY($)(a)   RANGE(b)(c)      DATE(d)      PURCHASES(e)    OPTIONS(f)   OPTIONS(g)     OPTIONS(h)
----                   ------------   -----------     ----------    ------------    ----------   ----------     ----------
Jack A. Fusco........    $450,000       75-150%           May 2003  20,000 shares    150,000      100,000     At least 50,000
Scott B. Helm........     400,000       75-150%        August 2003  40,000 shares    120,000       80,000     At least 40,000
W. Thaddeus
  Miller.............     375,000       75-150%           May 2004  22,500 shares    120,000       80,000     At least 40,000
E. Thomas Webb.......     325,000       50-100%      November 2005  15,000 shares    100,000       60,000     At least 30,000


---------------

(a) Subject to annual inflationary increases.



(b) Discretionary annual cash bonus equal to the specified range, based upon performance criteria to be established in the future.



(c) In 2000, the bonus is guaranteed and shall be not less than the annual base salary for 2000.



(d) Unless earlier terminated in accordance with the agreement.

(e) Each of the executive officers entered into a stock purchase agreement to purchase the specified number of shares at a purchase price of $10.00 per share and issued to us a non-recourse promissory note in a principal amount equal to two-thirds of the purchase price of such stock.



(f) Each of the executive officers is entitled to stock option grants upon the effective date of this registration statement to purchase the specified number of shares at the initial public offering price, with the options vesting ratably over a five-year period.



(g) Each of the executive officers is entitled to stock option grants upon the effective date of this registration statement to purchase the specified number of shares at the initial public offering price, with the options vesting ratably over a three-year period.



(h) Each of the executive officers is entitled to stock option grants on January 1, 2002 and each January 1 thereafter during the employment term to purchase not less than the specified number of shares at the fair market value of the common stock at the date of grant, with the options vesting ratably over a three-year period.



     Each agreement provides that in the event of termination by us without cause or by the employee for good reason, the employee will be entitled to receive from us within 15 days following his termination:



     - Any earned and unpaid base salary;



     - A cash payment of two times the employee's annual base salary;



     - A cash payment equal to two times the amount of the most recent bonus paid to or earned by the employee in the last fiscal year; and



     - Benefits accrued under any other benefit plan, program or arrangement in which the employee was a participant on the date of termination.



     If the employee owes us monies under the note to the stock purchase agreement on the date of his termination, then cash payment amounts for salary and bonus in excess of the employee's 2000 salary shall first be applied to satisfy the monies owed to us under the note.



     Good reason means:



     - Our breach of the employment agreement or any related agreement;



     - A reduction in the employee's title, duties or responsibilities;



     - The relocation of the employee or our headquarters to any location outside of Baltimore, Maryland (and, in the case of Mr. Miller, New
       York); and



     - A change in control as defined in the 1998 Stock Incentive Plan.



     In addition, termination for good reason due to our breach, relocation or a change in control automatically triggers the vesting of all stock options held by each employee. The employment agreement also provides that each employee will not compete with us for a period of one year after the termination of the employee's employment.



     With the exception of the director agreement with Frederic V. Salerno described below, we do not provide our directors with any annual fees or meeting fees, and our directors are not compensated for any services they provide to us or for committee participation.


     On April 5, 2000, we entered into a director agreement with Frederic V. Salerno, who is the Chairman of our Board of Directors. Mr. Salerno will use reasonable best efforts to attend all board meetings, serve on subcommittees and perform such other duties and services appropriate for his position as Chairman. In addition, we agreed to indemnify Mr. Salerno for his activities as a director and reimburse Mr. Salerno for all reasonable business expenses.

     The director agreement is for a two-year term, subject to earlier termination due to death, mutual agreement, cause, a fiduciary resignation or good reason as set forth in the director agreement.

     Under the director agreement, Mr. Salerno is subject to a non-disclosure covenant and a covenant prohibiting the solicitation of our employees and customers. He is also subject to a non-competition covenant which prohibits him from becoming employed by any entity that is principally engaged in our line of business (other than his current employer).

     In connection with the director agreement, we also entered into an option agreement with Mr. Salerno under our 1998 stock incentive plan. Under his option agreement, he has the option to purchase 322,600 shares at an exercise price of $15.50 per share. The option has a five-year term. The option will vest and become exercisable with respect to 50% of the shares on the first anniversary of the grant date. The remaining 50% will vest and become exercisable the day before the second anniversary of the grant date. The option will become immediately vested and exercisable if Mr. Salerno is terminated without cause, resigns as a result of a fiduciary conflict, or resigns for good reason. The option will also immediately vest and become exercisable upon a change in control, as defined in our 1998 stock incentive plan.

     In addition, we entered into a stock purchase agreement with Mr. Salerno. Under his stock purchase agreement, Mr. Salerno may purchase 645,200 shares of our common stock at $15.50 per share paying for one-half of this stock with a non-recourse promissory note.

     We also entered into an investor rights agreement with Mr. Salerno, which set forth certain rights, obligations and restrictions with respect to his shares. The provisions of this agreement will terminate automatically upon the closing of this offering.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth information about the beneficial ownership of our common stock as of June 30, 2000 by (1) each person who is the beneficial owner of more than five percent of the outstanding shares of our common stock,
(2) each of our directors, (3) each of our executive officers, (4) all of our executive officers and directors as a group and (5) each of our selling stockholders. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them. For the purposes of this table, "beneficial ownership" is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, pursuant to which a person or group of persons is deemed to have "beneficial ownership" of any shares of common stock that such person has the right to acquire within 60 days after the date of this prospectus.



                                                                                     PERCENTAGE OF SHARES
                                         NUMBER OF SHARES   NUMBER OF SHARES             OUTSTANDING
                                           BENEFICIALLY        OFFERED IN      --------------------------------
NAME                                          OWNED          THIS OFFERING     BEFORE OFFERING   AFTER OFFERING
----                                     ----------------   ----------------   ---------------   --------------
5% AND SELLING STOCKHOLDERS:
  Entities affiliated with The Goldman
     Sachs Group, Inc.(a)..............     40,850,400                --            54.3%               42.1%
  Constellation Enterprises,
     Inc. and affiliates(b)............     21,426,867         3,220,968            30.8%               19.9%
  Constellation Operating Services,
     Inc.(c)...........................      1,219,355         1,219,355             1.8%                  0
  Mitsubishi Corporation and
     affiliates(d).....................      7,741,936                --            11.3%                8.5%
  Tokyo Electric Power Company
     International B.V.(e).............      5,161,290                --             7.5%                5.7%
DIRECTORS AND NAMED EXECUTIVE OFFICERS:
  Jack A. Fusco(f).....................        246,049(g)             --               *                   *
  Scott B. Helm(f).....................        241,644(h)             --               *                   *
  W. Thaddeus Miller(f)................        181,813(i)             --               *                   *
  E. Thomas Webb(f)....................        114,993(j)             --               *                   *
  Frederic V. Salerno(k)...............        645,200                --               *                   *
  Richard A. Friedman(l)...............     40,850,400                --            54.3%               42.1%
  Tsutomu Kajita(m)....................      7,741,936                --            11.3%                8.5%
  Douglas F. Londal(n).................     40,850,400                --            54.3%               42.1%
  Terence M. O'Toole(o)................     40,850,400                --            54.3%               42.1%
  Charles W. Shivery(p)................     21,426,867         3,220,968            30.8%               19.9%
  All directors and executive officers
     as a group (10
     people)(l)(m)(n)(o)(p)(q).........     71,448,902         3,220,968            93.3%               69.3%


---------------
 *   Less than one percent.

(a) Consists of 14,984,097 shares and 2,966,742 warrants held by GS Capital Partners II, L.P., 5,956,795 shares and 1,179,401 warrants held by GS Capital Partners II Offshore, L.P., 552,685 shares and 109,427 warrants held by GS Capital Partners II Germany C.L.P., 773,101 shares and 152,234 warrants held by Stone Street Fund 1998, L.P., 233,322 shares and 45,945 warrants held by Bridge Street Fund 1998, L.P., 8,796,383 shares and 1,445,976 warrants held by GS Capital Partners III, L.P., 2,418,232 shares and 397,515 warrants held by GS Capital Partners III Offshore, L.P., 406,086 shares and 66,753 warrants held by GS Capital Partners III Germany C.L.P., 197,579 shares and 21,844 warrants held by Stone Street Fund 2000, L.P., and 131,720 shares and 14,563 warrants held by Bridge Special Opportunities Fund 2000, L.P. An affiliate of The Goldman Sachs

     Group, Inc., of which Goldman, Sachs & Co. (an underwriter in this offer-ing) is an indirect wholly-owned subsidiary, is either the general partner, managing general partner or investment manager of each of these entities. The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. each disclaims beneficial ownership of the shares owned by such investment partnerships to the extent attributable to partnership interests therein held by persons other than The Goldman Sachs Group, Inc. and its affiliates. The address of each of these funds is 85 Broad Street, New York, New York 10004.

(b) 111 Market Place, Baltimore, Maryland 21201. Includes 705,900 warrants owned by Constellation Enterprises and 1,219,355 shares beneficially owned by its affiliate, Constellation Operating Services, all of which shares are being sold in this offering.

(c)  111 Market Place, Baltimore, Maryland 21201.

(d) Includes shares beneficially owned by the following wholly-owned subsidiaries of Mitsubishi Corporation: 3,677,419 shares owned by Diamond Generating Corporation, 3,677,419 shares owned by Diamond Cayman, Inc., and 387,098 shares owned by Mitsubishi International Corporation. The address of Diamond Generating Corporation is 333 South Grand Avenue, Suite 3000, Los Angeles, California 90071, of Diamond Cayman, Inc. is c/o Mitsubishi Corporation, 6-3 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-8086 Japan, and of Mitsubishi International Corporation is 520 Madison Avenue, New York, New York 10022.

(e)  Officia 1, De Boelelaan 7, 1083HJ, Amsterdam, The Netherlands.

(f)  7 East Redwood Street, Baltimore, Maryland 21202.


(g) Includes 226,049 shares subject to stock options that are exercisable within 60 days of the date of this prospectus.



(h) Includes 201,664 shares subject to stock options that are exercisable within 60 days of the date of this prospectus.



(i) Includes 159,313 shares subject to stock options that are exercisable within 60 days of the date of this prospectus.



(j) Includes 99,993 shares subject to stock options that are exercisable within 60 days of the date of this prospectus.


(k)  1095 Avenue of the Americas, New York, New York 10036.

(l) 85 Broad Street, New York, New York 10004. Mr. Friedman, who is a Managing Director of Goldman, Sachs & Co., disclaims beneficial ownership of the securities owned by affiliates of Goldman, Sachs & Co., except to the extent of his pecuniary interest in those securities.

(m) 333 South Grand Avenue, Suite 3000, Los Angeles, California 90071. Mr. Kajita, who is Executive Vice President and Treasurer of Diamond Generating Corporation, a wholly-owned subsidiary of Mitsubishi Corporation, disclaims beneficial ownership of the securities owned by Mitsubishi and its affiliates, except to the extent of his pecuniary interest in those securities.

(n) 85 Broad Street, New York, New York 10004. Mr. Londal, who is a Managing Director of Goldman, Sachs & Co., disclaims beneficial ownership of the securities owned by affiliates of Goldman, Sachs & Co., except to the extent of his pecuniary interest in those securities.

(o) 85 Broad Street, New York, New York 10004. Mr. O'Toole, who is a Managing Director of Goldman, Sachs & Co., disclaims beneficial ownership of the securities owned by affiliates of Goldman, Sachs & Co., except to the extent of his pecuniary interest in those securities.

(p) 111 Market Place, Baltimore, Maryland 21201. Mr. Shivery, who is President and Chief Executive Officer of Constellation Power Source, disclaims beneficial ownership of the securities owned by Constellation Enterprises and its affiliates, except to the extent of his pecuniary interest in those securities.


(q) Includes 7,793,319 shares subject to stock options that are exercisable within 60 days of the date of this prospectus.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

STOCKHOLDERS' AGREEMENT


     GENERAL


     GS Capital Partners II, L.P. and other private investment partnerships affiliated with Goldman, Sachs & Co., Constellation Enterprises, affiliates of Mitsubishi Corporation, Tokyo Electric Power Company International B.V. and we are parties to a stockholders' agreement, most provisions of which will terminate automatically upon the closing of this offering.


     ADVISORY FEES


     Pursuant to the stockholders' agreement, in addition to any other fees payable with respect to any of our financings or paid under our strategic alliance agreements, we paid 1% of the aggregate consideration paid in each acquisition transaction as an advisory fee to our stockholders in proportion to the percentage holding of each stockholder. For the six months ended June 30, 2000, we paid a total of $9.4 million to GS Capital Partners II, L.P. and affiliated investment partnerships, $4.7 million to Constellation Enterprises, $1.8 million to affiliates of Mitsubishi Corporation and $1.2 million to Tokyo Electric Power Company International B.V. In 1999, we paid a total of $6.8 million to GS Capital Partners II, L.P. and affiliated investment partnerships and $2.9 million to Constellation Power Source (which was then our stockholder). In addition, prior to this offering, Goldman, Sachs & Co. had the right to provide all investment banking services to us on arms-length terms, conditions and pricing. Both of these provisions terminate automatically upon the closing of this offering.


     EQUITY INVESTMENTS


     Pursuant to the stockholders' agreement, at the time of our formation in March 1998, GS Capital Partners II, L.P. and affiliated investment partnerships and Constellation Power Source irrevocably committed to provide us with additional equity capital subject to an aggregate maximum investment for each stockholder. Our other stockholders made similar commitments when they first purchased our stock in November 1999. The price at which each stockholder purchased stock upon the capital calls was set forth in the stockholders' agreement at $10.00 per share for GS Capital Partners II, L.P. and affiliated investment partnerships and Constellation Enterprises and at $15.50 per share for our other stockholders, and was determined through arms-length negotiations and reflected our status and prospects at the time of the commitment. All commitments to provide equity under the stockholders' agreement have been satisfied.


     The following table sets forth the equity investments to date for each of our principal stockholders:



                         INVESTOR                            AMOUNT ($)
                         --------                            ----------
Entities affiliated with The Goldman Sachs Group, Inc. ...  $368,975,000
Constellation Power Source, Inc. and affiliates...........   206,025,000
Mitsubishi Corporation and affiliates.....................   120,000,000
Tokyo Electric Power Company International B.V. ..........    80,000,000


     In March 1998, November 1998, December 1998, June 1999, July 1999, September 1999 and April 2000, GS Capital Partners II, L.P. and affiliated investment partnerships and Constellation Enterprises made equity investments pursuant to capital calls based upon their respective commitments described above. These funds were primarily used to finance acquisitions. GS Capital Partners II, L.P. and affiliated investment partnerships purchased 30,000,000 shares and Constellation Enterprises and affiliates purchased 17,500,000 shares pursuant to those capital calls.

     Pursuant to the stockholders' agreement, in connection with several capital calls, we issued warrants to GS Capital Partners II, L.P. and affiliated investment partnerships to purchase a total of 5,034,257 shares of our common stock at an exercise price of $10.00 per share and 1,366,143 shares at an exercise price of $15.50 per share, and to Constellation Enterprises to purchase a total of 705,900 shares at an exercise price of $10.00 per share. All of these warrants expire ten years from the date of issuance.

     Under the stockholders' agreement, Goldman, Sachs & Co. was entitled to a fee of 5% of the proceeds received by us in a private placement of equity (other than capital calls under the stockholders' agreement) for acting as our agent in the transaction. The placement of equity with affiliates of Mitsubishi Corporation and Tokyo Electric Power Company International B.V. in November 1999 qualified as such a private placement and, under the stockholders' agreement, Goldman, Sachs & Co. would have been entitled to a fee of $10 million. In connection with the negotiation of an amendment to the stockholders' agreement, however, Goldman, Sachs & Co. agreed to reduce this fee to a total of $4 million in cash for all private placements. Of this amount, $2.4 million was earned in November 1999 and $1.6 million was earned in April 2000 at the time of capital calls against the prior commitments. We have satisfied all our obligations set forth in the stockholders' agreement to pay fees in connection with any future placements of equity with new stockholders.

     The stockholders' agreement provides that our certificate of incorporation and bylaws shall provide for indemnification, advancement of expenses and limitation of the personal liability of our directors to the fullest extent permitted by law, and that such provisions may not be amended, repealed or otherwise modified in any manner adverse to any director until at least six years from the closing of this offering. In addition, pursuant to the stockholders' agreement, all transactions between us and any of our stockholders or their affiliates shall occur only after arms-length negotiations which result in market-based price, terms and conditions, which provision shall survive the closing of this offering.


     In April 2000, our existing stockholders made equity investments to help finance the acquisition of the assets located in Ohio and Pennsylvania. First, all our existing stockholders satisfied their remaining commitments under the stockholders' agreement at $10.00 per share for GS Capital Partners II, L.P. and affiliated investment partnerships and Constellation Enterprises and at $15.50 per share for affiliates of Mitsubishi Corporation and Tokyo Electric Power Company International B.V. Second, GS Capital Partners II, L.P. and affiliated investment partnerships invested approximately $69 million and Constellation Enterprises invested approximately $31 million over and above the amount that they had previously committed to invest pursuant to the stockholders' agreement at $15.50 per share.


SENIOR NOTES


     In April and May 2000, Goldman, Sachs & Co. acted as one of several initial purchasers of $400 million of our senior notes, purchasing $250 million of notes at customary arms-length discounts. As of June 30, 2000, Goldman, Sachs & Co. did not hold any of our senior notes. For a discussion of the senior notes, see "Description of Indebtedness -- Senior Notes."



ORION POWER MIDWEST, L.P. CREDIT FACILITY



     In connection with the credit facility of Orion Power MidWest, L.P. entered into in April 2000, Goldman Sachs Credit Partners L.P. acted as an arranger, syndication agent, joint book runner and lender. We entered into the credit facility after arms-length negotiations and at market terms and conditions. As of June 30, 2000, Goldman Sachs Credit Partners L.P., as a lender, has received interest payments and fees under this credit facility totaling approximately $2.4 million.

CONSTELLATION POWER SOURCE STRATEGIC ALLIANCE AGREEMENT


     We entered into a strategic alliance agreement with Constellation Power Source, pursuant to which Constellation Power Source was the exclusive provider of, and had the right of first refusal for, power marketing and risk management services for our facilities. We will terminate this agreement upon closing of this offering. We did not pay any money to Constellation Power Source under this agreement other than payments made to Constellation Power Source under the other agreements described below.


     We paid approximately $200,000 in 1999 to Constellation Power Source for rent, telephone and information technology support.

     In a related agreement, affiliates of Constellation Power Source agreed not to compete with us for the acquisition of existing non-nuclear generation assets for the period that the strategic alliance agreement is in effect. Our termination of the strategic alliance agreement will also have the effect of terminating the non-compete.

CONSTELLATION OPERATING SERVICES STRATEGIC ALLIANCE AGREEMENT

     We entered into a strategic alliance agreement with Constellation Operating Services pursuant to which it was the exclusive provider of day-to-day operating and maintenance services for each of the generation facilities we acquired a controlling interest in (including our existing facilities). This agreement terminated in April 2000 upon the completion of our acquisition of Constellation Operating Services' subsidiaries.

     We also entered into separate, site-specific, market-based, arms-length contracts with subsidiaries of Constellation Operating Services, essentially on a cost plus basis, to perform day-to-day operations and maintenance services at certain facilities. These agreements terminated in April 2000 upon the completion of our acquisition of Constellation Operating Services' subsidiaries.

AGENCY AGREEMENT


     In April 2000, in connection with Orion Power MidWest, L.P.'s obligations under the Provider of Last Resort Contract, we entered into an agency and sale agreement with Constellation Power Source which expires March 31, 2001. The agreement provides that Constellation Power Source will act as Orion Power MidWest, L.P.'s agent to sell its excess energy to third-party purchasers and purchase energy on behalf of Orion Power MidWest, L.P. to enable Orion Power MidWest, L.P. to meet its obligations as the provider of last resort. In return, Constellation Power Source is entitled to receive a monthly fee ranging from $60,000, to $150,000 depending on the season and between 23% and 38% of net revenue generated from its agency sales (over certain revenue benchmarks). For the six months ended June 30, 2000, we paid approximately $210,000 to Constellation Power Source as a fee under this agreement.



TOLLING AGREEMENTS



     We have entered into a five year gas tolling agreement with Constellation Power Source relating to our operation of the Carr Street facility, which continues until 2003. Under this agreement, the counterparty will have the exclusive right to receive all energy, capacity and ancillary services produced by the plant. The counterparty will pay for, and be responsible for, all fuel used by the plant. We are currently paid approximately $3.6 million per annum as a fixed fee and $3.07 per megawatt hour generated, both of which will escalate by approximately 2.5% per annum. We have guaranteed portions of the plant's operating performance, and failure to meet these guarantees could result in penalties. We believe that when we entered into this agreement the terms were no less favorable to us than terms we could negotiate in an arms-length transaction.

     We have entered into a one year financial tolling agreement with Constellation Power Source relating to 200 megawatts of on-peak energy in New York City, which is in effect from November 2000 through October 2001. Under this agreement, we will pay Constellation Power Source the NY-ISO determined market price minus the lesser of a factor of the New York City delivered gas or oil market price. Constellation Power Source will pay us a fixed monthly fee of $1.6 million. We believe that the terms of this agreement are no less favorable to us than terms we could negotiate in an arms-length transaction.



MITSUBISHI AND TOKYO ELECTRIC POWER COMPANY NON-COMPETE AGREEMENTS


     Affiliates of Mitsubishi Corporation and Tokyo Electric Power Company International B.V. entered into agreements not to compete with us for the acquisition of existing generation assets. These agreements will terminate upon closing of this offering.

CONSTELLATION OPERATING SERVICES ACQUISITION

     In April 2000, we acquired all of the outstanding capital stock of four subsidiaries of Constellation Operating Services for $18.9 million in stock and $0.1 million in cash. Our board of directors approved the valuation of these subsidiaries, which was determined after arms-length negotiations, in accordance with our stockholders' agreement.

LOANS FROM STOCKHOLDERS


     During 1999 and 1998, GS Capital Partners II, L.P. and affiliated investment partnerships made loans to us of approximately $71.1 million and Constellation Enterprises made loans to us of approximately $71.1 million to allow us to pay our initial expenses. Each loan was for a five-year term, required earlier repayment in the event of our public offering, sale, liquidation or merger and accrued interest at 7%, payable semiannually. In November 1999, we repaid the total balance due to Constellation Enterprises with funds from the capital calls of our new investors. In April 2000, GS Capital Partners II, L.P. and affiliated investments partnerships converted all of their approximately $71.1 million in loans to 7,108,600 shares of common stock in satisfaction of a portion of its capital commitments.


     We paid interest of approximately $0.8 million in 1999 to affiliates of Constellation Enterprises. We accrued interest of approximately $2.2 million in 1999 and approximately $1.5 million for the six months ended June 30, 2000 to GS Capital Partners II, L.P. and affiliated investment partnerships.

LOANS TO DIRECTORS, OFFICERS AND EMPLOYEES


     We have made the following loans to directors, officers and employees in connection with their purchase of common stock at the indicated dates:



NAME                                       LOAN AMOUNT($)         DATE
----                                       --------------         ----
Frederic V. Salerno......................    $5,000,300          April 2000
Jack A. Fusco............................         7,873       December 1998
                                                125,460           July 1999
Scott B. Helm............................        15,746       December 1998
                                                250,920           July 1999
W. Thaddeus Miller.......................       150,000           July 1999
E. Thomas Webb...........................       100,000           July 1998



     The loans are limited recourse to the borrower, secured by all shares and options held by the borrower on the date of the loan and all shares acquired by the borrower in connection with the exercise of options held on the date of the loan. Except in the case of Mr. Salerno, the loans each bear interest at 7% per annum and are repayable on the date which is five years from the date of the initial loan.

     Mr. Salerno's loan bears interest at the greater of the London Interbank Offered Rate plus 1%, or the "applicable federal rate" as determined pursuant to the Internal Revenue Code. Interest will accrue annually commencing December 31, 2000. The principal and interest are repayable on the first to occur of the fifth anniversary of the loan, one year after Mr. Salerno's service as one of our directors terminates due to death, termination without cause, a fiduciary resignation or the expiration of the two year term of his director agreement, or the 90th day following the date Mr. Salerno's service as a director terminates for any other reason.

REGISTRATION RIGHTS


     Each of GS Capital Partners II, L.P. and affiliated investment partnerships, Constellation Enterprises, Constellation Operating Services, certain affiliates of Mitsubishi Corporation and Tokyo Electric Power Company International has been granted registration rights by us pursuant to which each stockholder may require us from time to time after the expiration of six months from this offering, to register their shares of common stock for sale to the public under the Securities Act. In addition, each of these stockholders and our executive officers has piggyback registration rights that allow them to include their shares of common stock in registration statements initiated by us. These registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in a registration statement.



     Constellation Operating Services has the right to include its 1,219,355 shares of common stock in this offering and has elected to do so.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     After this offering, our authorized capital stock will consist of 210,000,000 shares, of which 200,000,000 shares are common stock, par value $0.01 per share, and 10,000,000 shares are preferred stock, par value $0.01 per share. Immediately following the offering, 90,595,926 shares of common stock, or 94,345,926 shares if the underwriters exercise their over-allotment option in full, will be outstanding and no shares of preferred stock will be outstanding.


     The following descriptions are summaries of material terms of our certificate of incorporation and bylaws. This summary is qualified by our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

COMMON STOCK

     As of June 30, 2000, there were 68,816,894 shares of common stock outstanding held of record by 19 stockholders.

     Each share of common stock entitles the holder to one vote on all matters on which holders are permitted to vote. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to dividends when, as and if declared by the board of directors out of funds legally available for that purpose. Upon liquidation, subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to a pro rata share in any distribution to stockholders. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK

     Our board of directors is authorized, without approval of our stockholders, to cause shares of preferred stock to be issued from time to time in one or more series, and our board of directors may fix the designations, powers, privileges, preferences and rights and the qualifications, limitations and restrictions of the shares of each series.

     The specific matters that our board of directors may determine include the following:

     - the designation of each series,

     - the number of shares of each series,

     - the rate of any dividends,

     - whether any dividends shall be cumulative or non-cumulative,

     - the amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of our company,

     - the terms of any redemption,

     - rights and terms of any conversion or exchange, and

     - any voting rights.


     Although no shares of preferred stock are currently outstanding, and we have no current plans to issue preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. For example, a business combination could be impeded by issuing a series of preferred stock containing class voting rights that would enable the holder or holders of this series to block that transaction. Alternatively, a business combination could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power and other rights of the holders of the common stock. Although our board is required to make any determination to issue any preferred stock based on its judgment as to the best interests of our stockholders, it could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over prevailing market prices of the stock. Our board does not presently intend to seek stockholder approval prior to any issuance of currently authorized stock unless otherwise required by law or applicable stock exchange requirements.

RIGHTS PLAN


     Our rights plan may have the effect of delaying or preventing a change in control of our company. This plan attaches to each share of common stock one right that, when exercisable, entitles the holder to purchase one one-hundredth of a share of series A junior participating preferred stock at a purchase price of five times the initial public offering price, subject to adjustment. Initially, the rights will be represented by the presently outstanding common stock, and no separate rights certificates will be distributed. The rights will separate from the common stock on a distribution date, which will occur upon the earlier of:



     - 10 business days following public announcement of the fact that a person or group, other than exempt persons, has acquired beneficial ownership of 15% or more of our outstanding common stock; or



     - 10 business days following the commencement or announcement by any person or group of an intention to commence a tender offer or exchange offer for 15% or more of our outstanding common stock.



The rights plan will not be triggered upon (1) a sale of all the shares owned by Constellation Enterprises and its affiliates in a single transaction to a single purchaser or (2) a sale of up to 18,205,899 shares owned by Goldman Sachs and their affiliates in a single transaction to a single purchaser, provided that the shares sold by Constellation Enterprises and Goldman Sachs may not be sold to the same purchaser or affiliates of such purchaser. Upon the occurrence of the events described above, each holder of a right (other than the acquiring person or group) would be entitled to receive shares of our common stock or common stock of a surviving corporation, or cash, property or other securities, with a market value equal to twice the purchase price. Accordingly, exercise of the rights may cause substantial dilution to a person who attempts to acquire our company.



     The rights, which expire in September 2010, may be redeemed, at the option of our board of directors, at a price of $.01 per right at any time prior to a group or person acquiring ownership of 15% or more of the outstanding shares of common stock. The rights agreement may have certain antitakeover effects, although it is not intended to preclude any acquisition or business combination that is at a fair price and otherwise in the best interests of our company and our stockholders as determined by our board of directors. However, a stockholder could potentially disagree with the board's determination of what constitutes a fair price or the best interests of our company and our stockholders.



     The description and terms of the rights are set forth in a rights agreement between us and LaSalle Bank National Association, as rights agent. A copy of the rights agreement is filed as an exhibit to the registration statement of which this prospectus forms a part. The above summary of the material terms of the rights does not purport to be complete and is qualified in its entirety by reference to the rights agreement.

WARRANTS


     Pursuant to the stockholders' agreement, in connection with several capital calls through which these parties were obligated to purchase shares of our common stock, during the period starting in November 1998 and ending in April 2000, we issued warrants to GS Capital Partners II, L.P. and affiliated investment partnerships to purchase a total of 5,034,257 shares of our common stock at an exercise price of $10.00 per share and 1,366,143 shares at an exercise price of $15.50 per share, and to Constellation Enterprises to purchase a total of 705,900 shares at an exercise price of $10.00 per share. All of these warrants expire ten years from the date of issuance.


ANTI-TAKEOVER EFFECTS OF CERTAIN DELAWARE LAWS AND CERTAIN CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

     Some provisions of Delaware law and our certificate of incorporation and bylaws could make the following more difficult:

     - acquisition of us by means of a tender offer,

     - acquisition of us by means of a proxy contest or otherwise, or

     - removal of our incumbent officers and directors.

     These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

LIMITATION ON LIABILITY OF DIRECTORS

     Our certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

     - any breach of the director's duty of loyalty to our company or our stockholders,

     - any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law,

     - unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporate Law, and

     - any transaction from which the director derived an improper personal benefit.

     Our bylaws provide that, to the fullest extent permitted by law, we will indemnify any person made or threatened to be made a party to any action by reason of the fact that the person is or was our director or officer, or served at our request for any other enterprise as a director or officer. We will reimburse the expenses, including attorneys' fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

DELAWARE BUSINESS COMBINATION STATUTE

     We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders. Because certain of our stockholders will own more than 15% of our voting stock before we become a public company and upon completion of the offering, Section 203 by its terms is currently not applicable to business combinations with these stockholders even though these stockholders each own more than 15% of our outstanding stock. If any other person acquires 15% or more of our outstanding stock, that person will be subject to the provisions of
Section 203.

LISTING OF COMMON STOCK

     We have applied for the listing of our common stock on the New York Stock Exchange under the symbol "ORN."

TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar of our common stock is LaSalle Bank National Association.


                          DESCRIPTION OF INDEBTEDNESS


ORION POWER NEW YORK, L.P. CREDIT FACILITY



     In July 1999, Orion Power New York, L.P., entered into a credit facility providing for (1) an acquisition facility in an amount of up to $700 million and
(2) a revolving working capital facility in an amount of up to $30 million, of which $10 million has been utilized in the form of a letter of credit for the benefit of Consolidated Edison of New York. This facility is due to mature in December 2002. Amounts outstanding under the facility bear interest at our option at either (1) the greater of one of the lender's base rate and the federal funds effective rate, plus, in either case, 0.375% for the first two years and 0.750% thereafter, or (2) LIBOR plus 1.375% for the first two years and 1.750% thereafter. The lenders have a security interest in substantially all of the assets of Orion Power New York, L.P., and have negative pledges on other fixed assets. Orion Power New York, L.P. also pays facility fees on the working capital facility and the Consolidated Edison letter of credit.



     Each loan under the working capital facility will be subject to customary conditions precedent, including satisfaction of all covenants. The acquisition facility provides for mandatory prepayments upon the occurrence of certain events. The credit facility restricts the ability of Orion Power New York, L.P. and its various operating subsidiaries from distributing cash flow to us and places an aggregate limit of $100 million on such distributions over the term of the loan.



     The acquisition facility and the working capital facility contain financial and operational covenants and other restrictions with which Orion Power New York, L.P. must comply, including, among other things, a requirement to maintain debt service coverage ratios, and restrict the ability of Orion Power New York, L.P. to:


     - dispose of assets;

     - incur additional indebtedness;

     - create or permit any liens on assets;


     - engage in activities other than those related to the Carr Street facility, the hydroelectric assets or the assets located in New York City;


     - make investments or acquisitions;

     - make capital expenditures;

     - incur guarantee obligations; and

     - enter into transactions with affiliates.

     The credit facility contains events of default, including payment defaults and default in the performance of other covenants, breach of representations or warranties, cross-default to other significant indebtedness, insolvency events, failure to obtain any required governmental approval and certain regulatory changes, including the NY-ISO failing to become operational before June 30, 2001, a reduction in the rule requiring New York City power retailers to procure capacity of at least 80% of forecasted peak demand from in-city generation sources to less than 75%, or a reduction in the price cap for capacity from in-city generators to less than $90 per kilowatt year. The credit facility also provides that an event of default will occur upon a change of control.


     As of June 30, 2000, we have funded a debt service reserve account for the benefit of the lenders in the amount of approximately $52 million. We may be obligated to deposit additional funds into this reserve account depending on fluctuations of interest rates. We will fund any of these obligations from cash flow from operations.



ORION POWER MIDWEST, L.P. CREDIT FACILITY



     In April 2000, Orion Power MidWest, L.P. entered into a credit facility providing for (1) an acquisition facility in an amount of up to $1.11 billion and (2) a revolving credit facility in an amount of up to $90 million, of which $10 million has been utilized in the form of a letter of credit for the benefit of Duquesne Light Company. This facility is due to mature in October 2002. Amounts outstanding under the facility bear interest at our option at either (1) the greater of one of the lender's base rate and the federal funds effective rate, plus, in either case, 0.375% for the first year, 0.500% for the second year and 1.000% thereafter, or (2) LIBOR plus 1.375% for the first year, 1.500% for the second year and 2.000% thereafter. The lenders have a security interest in substantially all of the assets of Orion Power MidWest, L.P. and have negative pledges on other fixed assets. Orion Power MidWest, L.P. also pays facility fees on the revolving credit facility and the Duquesne Light Company letter of credit.



     Each loan under the working capital facility will be subject to customary conditions precedent, including satisfaction of all covenants. The acquisition facility provides for mandatory prepayments upon the occurrence of certain events. The credit facility restricts the ability of Orion Power MidWest, L.P. and its various operating subsidiaries from distributing cash flow to us and places an aggregate limit of $175 million on such distributions over the term of the loan.



     The acquisition facility and the working capital facility contain financial and operational covenants and other restrictions with which Orion Power MidWest, L.P. must comply, including, among other things, requirements to maintain debt coverage ratios, and restrict the ability of Orion Power MidWest, L.P. to:


     - dispose of assets;

     - incur additional indebtedness;

     - create or permit any liens on assets;


     - engage in activities other than those related to our existing assets located in Ohio and Pennsylvania;


     - make investments, mergers, acquisitions or consolidations;

     - engage in joint ventures or partnerships;

     - make capital expenditures;

     - incur guarantee obligations;

     - enter into transactions with affiliates; and

     - declare or pay any distributions to stockholders.


     The credit facility contains events of default, including payment defaults and default in the performance of other covenants, breach of representations or warranties, cross-default to other significant indebtedness, insolvency events, entry of judgments against us and substantial loss or destruction of our existing assets located in Ohio and Pennsylvania. The credit facility also provides that an event of default will occur upon a change of control.



     We established for the benefit of the lenders (1) a debt service reserve account, in the amount of $45 million, and (2) a capital expenditure reserve account, initially in the amount of $10 million, into which Orion Power MidWest, L.P. will deposit funds on a quarterly basis for the payment of specified capital expenditures at some of our existing assets located in Ohio and Pennsylvania.


REVOLVING CREDIT FACILITY


     In July 2000, we entered into a revolving senior credit facility providing us with up to $75 million of revolving credit borrowings for general corporate purposes, with a $40 million sub-limit for letters of credit. This credit facility matures in December 2002. Amounts outstanding under the facility bear interest at our option at either (1) the greater of the lender's base rate and the federal funds effective rate, plus 0.50% and an additional margin of between 0.0% and 3.00%, or (2) LIBOR for deposits in dollars, plus an additional margin of between 1.50% and 4.50%. Letters of credit used to satisfy our financial obligations will bear a letter of credit commission rate equal to the applicable margin on Eurodollar Rate loans. Letters of credit used to satisfy our obligations to perform other activities will have a letter of credit commission rate of between 1.00% and 3.00%. Under certain circumstances, the highest applicable margin or an additional margin will be payable. The facility is unsecured and ranks on parity with all of our senior debt, including the senior notes. In connection with this facility, we paid an annual agency fee and a commitment fee in July 2000.


     Drawings under the credit facility will be subject to customary conditions precedent, including satisfaction of all covenants, maintenance of shareholders' equity and no cross-defaults. The facility provides for mandatory prepayments upon the occurrence of certain events.

     The credit facility contains financial and operating covenants and other restrictions with which we must comply, including requirements to maintain certain leverage ratios, minimum debt service coverage ratios and net worth, and limitations on our and our subsidiaries' ability to:

     - dispose of assets;

     - incur additional indebtedness;

     - incur any liens on assets;

     - make investments or acquisitions;

     - create subsidiary indebtedness;

     - pay dividends or distributions;

     - make capital expenditures; and

     - incur guarantee obligations.

     The credit facility contains events of default, including payment defaults and default in the performance of other covenants, breach of representations or warranties, cross-default to other significant indebtedness, cross-acceleration to our subsidiaries' indebtedness, insolvency or ERISA defaults and entry of judgments against us or our subsidiaries. The credit facility also provides that an event of default will occur upon a change of control. In addition, we will be required to reduce all borrowings, other than letters of credit, under the facility to zero each year for a period of at least 15 consecutive days.

SENIOR NOTES

     In April and May 2000, we sold a total of $400 million aggregate principal amount at maturity of 12% senior notes due May 1, 2010. Cash interest on the notes will be payable semi-annually on May 1 and November 1 of each year, beginning on November 1, 2000. In connection with the sale of these notes, we received net proceeds of approximately $390 million.

     The notes are senior unsecured obligations of us and rank equally in right of payment with all our existing and future unsecured indebtedness and senior in right of payment to all our future subordinated indebtedness. Prior to May 1, 2003, we may redeem up to 35% of the outstanding notes with the net cash proceeds of an equity offering, at 112% of the principal amount thereof, plus accrued and unpaid interest and special interest, if any, as long as at least 65% of the notes issued remain outstanding immediately after the redemption and the redemption occurs within 60 days of the closing of the equity offering. We must offer to repurchase the notes for cash upon a change of control at 101% or upon certain asset sales at 100% of the principal amount thereof, plus accrued and unpaid interest (and special interest with respect to a change of control).

     The senior notes, among other things, restrict our and our subsidiaries' ability to:

     - borrow money;

     - pay dividends on stock or repurchase stock;

     - make investments;

     - use assets as security in other transactions;

     - sell certain assets or merge with or into other companies; and

     - engage in certain transaction with affiliates.

     We granted the holders of the senior notes certain registration rights and agreed to consummate an exchange offer with respect of the senior notes by July 15, 2001. If we do not comply with these obligations, we will be required to pay special interest to the holders of the senior notes.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has not been any public market for our common stock. We cannot predict the effect, if any, that sales of shares or the availability of shares for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of our common stock in the public market, or the perception that such sales might occur, could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.


     Upon the closing of this offering, we will have an aggregate of 90,595,926 shares of our common stock outstanding, assuming no exercise of outstanding options. All of the 25,000,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below. Shares of common stock purchased by our affiliates will be "restricted securities" under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act. Our existing stockholders, other than our officers, have registration rights that allow them to initiate a registration statement and all of our existing stockholders have registration rights to include their shares of common stock in a registration statement filed by us. The number of shares to be sold in the public market could increase if such rights are exercised. See "Certain Relationships and Related Party Transactions -- Registration Rights."


LOCK-UP AGREEMENTS

     Prior to the closing of this offering, all of our officers, directors and existing stockholders will have signed agreements under which they may not, for a period of 180 days after the date of this prospectus, directly or indirectly transfer or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock. The shares could be available for resale immediately upon the expiration of the 180-day period if they are available for resale under Rule 144. Transfers or dispositions can be made sooner with the prior written consent of Goldman, Sachs & Co.

RULE 144

     In general, under Rule 144, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:


     - 1% of the number of shares of common stock then outstanding, which will equal approximately 905,959 shares after the closing of this offering; or


     - the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 also are subject to manner-of-sale provisions and notice requirements and to the availability of current public information about us.

RULE 144(k)

     Under paragraph (k) of Rule 144, persons who are not our affiliate at any time during the 90 days preceding a sale and who have beneficially owned the shares proposed to be sold for at least two years are entitled to sell such shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144. The two-year holding period includes the holding period of any prior owner who is not our affiliate. Therefore, unless otherwise restricted, shares covered by Rule 144(k) may be sold immediately upon the closing of this offering.

RULE 701

     In general, under Rule 701, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with other restrictions, including the holding period, contained in Rule 144.


REGISTRATION RIGHTS



     After this offering, the holders of all of our outstanding common stock prior to this offering will be entitled to rights with respect to the registration of those shares under the Securities Act, as described in more detail under "Certain Relationships and Related Party Transactions -- Registration Rights." After registration and resale under a registration statement, these shares of our common stock become freely tradeable without restriction under the Securities Act. These sales could have a material adverse effect on the trading price of our common stock.



STOCK OPTIONS



     Upon the closing of this offering, we intend to file a registration statement to register for resale the 7,500,000 shares of common stock reserved for issuance under our stock incentive plan. That registration statement will automatically become effective upon filing. Upon the expiration of the lock-up agreements described above, all of the shares subject to vested options will be eligible for resale in the public market from time to time, subject to Rule 144 volume limitations applicable to our affiliates.

                                  UNDERWRITING

     Orion Power Holdings, the selling stockholders and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Credit Suisse First Boston Corporation, Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated are the representatives of the underwriters.


Underwriters                                                  Number of Shares
------------                                                  ----------------
Goldman, Sachs & Co.........................................
Credit Suisse First Boston Corporation......................
Deutsche Bank Securities Inc. ..............................
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........
Morgan Stanley & Co. Incorporated...........................
                                                                 ----------
          Total.............................................     25,000,000
                                                                 ==========



     If the underwriters sell more than the total number of shares set forth in the table above, the underwriters have an option to buy up to an additional 3,750,000 shares from Orion Power Holdings to cover such sales. They may exercise the option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.


     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Orion Power Holdings and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                              Paid by Orion Power Holdings
                              ----------------------------
                                                             No Exercise    Full Exercise
                                                             -----------    -------------
Per Share..................................................    $               $
Total......................................................    $               $
                              Paid by selling stockholders
                              ----------------------------
                                                             No Exercise    Full Exercise
                                                             -----------    -------------
Per Share..................................................    $               $
Total......................................................    $               $

     Shares sold by the underwriters to the public will initially be sold at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $     per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to
certain other brokers and dealers at a discount of up to $     per share from
the initial public offering price. If all of the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

     Orion Power Holdings, its officers, directors and all of the existing stockholders, including the selling stockholders, have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans. See "Shares Available for Future Sale" for a discussion of certain transfer restrictions.

     Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated among Orion Power Holdings and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the historical performance of Orion Power Holdings, an assessment of the management of Orion Power Holdings and the consideration of the above factors in relation to the market valuation of companies in related businesses.

     Orion Power Holdings has applied for the listing of its common stock on the New York Stock Exchange under the symbol "ORN."


     In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer or the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.


     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of Orion Power Holdings' stock and, together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.


     As permitted by Rule 103 under the Exchange Act, certain underwriters and selling group members that are passive market makers in the common stock may make bids for or purchases of the common stock on the NYSE until a stabilizing bid has been made. Rule 103 generally provides that


     - a passive market maker's net daily purchases of the common stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months, or any 60 consecutive days ending within the 10 days, immediately preceding the filing date of the registration statement of which this prospectus forms a part,

     - a passive market maker may not effect transactions or display bids for the common stock at a price that exceeds the highest independent bid for the common stock by persons who are not passive market makers, and

     - bids made by passive market makers must be identified as such.

     Because Goldman, Sachs & Co. is an affiliate of Orion Power Holdings, it will not be permitted under the rules of the NYSE to solicit, or make recommendations regarding, the purchase or sale of the common stock. This could affect the liquidity of, the trading markets for, or investor interest in, the common stock, which could adversely affect the price at which the common stock trades.


     Also because of the relationship between Goldman, Sachs & Co. and Orion Power Holdings, the offering is being conducted in accordance with Rule 2720 of the National Association of Securities Dealers. That rule requires that the initial public offering price can be no higher than that recommended by a "qualified independent underwriter," as defined by the NASD. Morgan Stanley & Co. Incorporated has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part.


     At the request of Orion Power Holdings, the underwriters have reserved, at the initial public offering price, up to 1,250,000 shares out of the total number of shares of common stock to be sold in this offering for sale to employees, directors, customers, suppliers, consultants, friends and family and other business associates of Orion Power Holdings. The purchasers of these shares will not be subject to lock-up agreements. The number of shares available for sale to the general public will be reduced by the number of reserved shares sold. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.



     After this offering, certain affiliates of The Goldman Sachs Group, Inc. will own approximately 38.0% of Orion Power Holdings' outstanding common stock and warrants to purchase an additional 6,400,400 shares of common stock.



     Additionally, certain affiliates of Goldman, Sachs & Co. may in the future make investments in other companies in our industry, some of which may be our competitors. See "Risk Factors -- Risks Relating to our Business and
Operations -- We are controlled by a limited number of stockholders, and there may be conflicts of interest between these stockholders and our public stockholders."


     In addition, under Orion Power Holdings' stockholders' agreement, affiliates of The Goldman Sachs Group, Inc. received the right to designate members to Orion Power Holdings' board of directors, which right will terminate automatically upon the closing of this offering, and received both advisory fees, in connection with acquisition transactions, and warrants to purchase shares of our common stock, in connection with the purchase of common stock by our other stockholders. See "Certain Relationships and Related Party Transactions -- Stockholders' Agreement."

     In connection with Orion Power Holdings' $730 million New York Credit Facility, an affiliate of Deutsche Bank Securities Inc. acted as senior managing agent, and in connection with Orion Power's $1.2 billion Midwest Credit Facility, affiliates of Goldman, Sachs & Co. and Deutsche Bank Securities Inc. acted as arrangers and lenders for which they received customary fees and expense reimbursements. In connection with Orion Power Holdings' $400 million senior notes offerings, Goldman, Sachs & Co., and Deutsche Bank Securities Inc. acted as two of several initial purchasers of Orion Power Holdings' senior notes, which they purchased after customary arms-length discounts and expense reimbursements.

     Richard A. Friedman, Douglas F. Londal and Terence M. O'Toole, directors of Orion Power Holdings, are Managing Directors of Goldman, Sachs & Co.

     In addition to the foregoing, from time to time the underwriters or their affiliates may in the future engage in investment banking services with Orion Power Holdings, for which they will receive customary compensation.

     The underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.



     Orion Power Holdings estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $2.6 million.


     Orion Power Holdings and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed on for us by Stroock & Stroock & Lavan LLP, New York, New York and for the underwriters by Latham & Watkins, New York, New York.

                                    EXPERTS

     The financial statements included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION


     We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock, refer to the registration statement and the exhibits and any schedules filed therewith. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto, as well as reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.


     As a result of the offering, we will become subject to the full informational requirements of the Securities Exchange Act of 1934, as amended. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Consolidated Financial Statements of Orion Power Holdings,
  Inc.
  Report of Independent Public Accountants..................   F-2
  Consolidated Balance Sheets as of December 31, 1998 and
     1999 and June 30, 2000 (unaudited).....................   F-3
  Consolidated Statements of (Loss) Income for the period
     from March 10, 1998 to December 31, 1998 and the year
     ended December 31, 1999 and the periods ended June 30,
     1999 and 2000 (unaudited)..............................   F-4
  Consolidated Statements of Changes in Stockholders' Equity
     for the period from March 10, 1998 to December 31,
     1998, and the year ended December 31, 1999 and the
     period ended June 30, 2000 (unaudited).................   F-5
  Consolidated Statements of Cash Flows for the period from
     March 10, 1998 to December 31, 1998 and the year ended
     December 31, 1999 and the periods ended June 30, 1999
     and 2000 (unaudited)...................................   F-6
  Notes to Consolidated Financial Statements as of December
     31, 1998 and 1999 and June 30, 2000 (unaudited)........   F-8

Condensed Financial Statements of Orion Power Holdings, Inc.
  Report of Independent Public Accountants..................  F-30
  Condensed Balance Sheets as of December 31, 1998 and
     1999...................................................  F-31
  Condensed Statements of (Loss) Income for the period from
     March 10, 1998 to December 31, 1998 and the year ended
     December 31, 1999......................................  F-32
  Condensed Statements of Cash Flows for the period from
     March 10, 1998 to December 31, 1998 and the year ended
     December 31, 1999......................................  F-33
  Notes to Condensed Financial Statements as of December 31,
     1998 and 1999..........................................  F-34

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Orion Power Holdings, Inc.:

     We have audited the accompanying consolidated balance sheets of Orion Power Holdings, Inc. (a Delaware corporation) and its subsidiaries ("Orion") as of December 31, 1998 and 1999, and the related consolidated statements of (loss) income, changes in stockholders' equity and cash flows for the period from March 10, 1998 (date of inception), to December 31, 1998, and the year ended December 31, 1999. These financial statements are the responsibility of Orion's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Orion Power Holdings, Inc. and its subsidiaries as of December 31, 1998 and 1999, and the results of their operations and their cash flows for the period from March 10, 1998 (date of inception), to December 31, 1998, and the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Vienna, Virginia
July 27, 2000
(except with respect to the matters discussed in Note 14, as to which the date is

September 29, 2000)

                  ORION POWER HOLDINGS, INC. AND SUBSIDIARIES


                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)


                                                                  DECEMBER 31
                                                            ------------------------        JUNE 30,
                                                             1998           1999              2000
                                                             ----           ----            --------
                                                                                          (UNAUDITED)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents...............................  $ 1,603      $    78,549      $    44,222
  Restricted cash.........................................      623           56,866          158,935
  Accounts receivable.....................................       22           37,271          147,968
  Inventories and supplies................................      859           10,427           54,783
  Deferred income tax assets..............................    1,029            1,083            1,200
  Prepaid expenses and other current assets...............        2           13,765           25,240
                                                            -------      -----------      -----------
Total current assets......................................    4,138          197,961          432,348
                                                            -------      -----------      -----------
PROPERTY AND EQUIPMENT:
  Land....................................................       --           53,314           64,603
  Generation assets.......................................   16,375          931,389        2,639,769
  Other equipment.........................................       31            9,207           23,379
  Accumulated depreciation................................      (94)         (18,075)         (57,534)
                                                            -------      -----------      -----------
NET PROPERTY AND EQUIPMENT................................   16,312          975,835        2,670,217
                                                            -------      -----------      -----------
OTHER NONCURRENT ASSETS:
Prepaid expenses and other noncurrent assets..............       --            3,164            3,972
Identifiable purchased intangibles, net of accumulated
  amortization of $857 and $2,421, as of December 31,
  1999, and June 30, 2000, respectively...................       --           59,284           72,114
Deferred financing costs, net of accumulated amortization
  of $2,178 and $6,622, as of December 31, 1999 and June
  30, 2000, respectively..................................       --           15,763           40,166
                                                            -------      -----------      -----------
Total other noncurrent assets.............................       --           78,211          116,252
                                                            -------      -----------      -----------
Total assets..............................................  $20,450      $ 1,252,007      $ 3,218,817
                                                            =======      ===========      ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable........................................  $   477      $    23,643      $    70,653
  Accrued expenses........................................      235           14,420           21,468
  Note payable -- current portion.........................      264              286              286
  Interest payable........................................       54            3,573           27,039
  Deferred revenue........................................       --            1,794            1,794
                                                            -------      -----------      -----------
Total current liabilities.................................    1,030           43,716          121,240
NOTE PAYABLE, LONG-TERM...................................      594              308              333
NOTES PAYABLE TO STOCKHOLDERS.............................    1,735           71,086               --
LONG-TERM DEBT............................................       --          716,000        2,259,137
DEFERRED INCOME TAX LIABILITIES...........................       23            3,094            5,970
OTHER LONG-TERM LIABILITIES...............................       --           22,387           45,253
                                                            -------      -----------      -----------
         Total liabilities................................    3,382          856,591        2,431,933
                                                            -------      -----------      -----------
COMMITMENTS AND CONTINGENCIES (NOTE 9)
COMMON STOCK SUBJECT TO RELATED PARTY PUT RIGHTS, $.01 PAR
  VALUE; 1,219,355 SHARES ISSUED AND OUTSTANDING (NOTE
  3)......................................................       --               --           19,171
                                                            -------      -----------      -----------
STOCKHOLDERS' EQUITY:
  Common stock, $.01 par value; 200 million shares
    authorized; 1,864,542 and 36,162,629 and 67,597,539
    shares issued and outstanding as of December 31,1998,
    December 31, 1999, and June 30, 2000, respectively....       19              362              676
  Additional paid-in capital..............................   18,626          393,416          759,478
  Deferred compensation...................................       --           (1,811)          (4,368)
  Notes receivable from officers..........................      (35)            (671)          (5,672)
  Retained (deficit) earnings.............................   (1,542)           4,120           17,599
                                                            -------      -----------      -----------
Total stockholders' equity................................   17,068          395,416          767,713
                                                            -------      -----------      -----------
Total liabilities and stockholders' equity................  $20,450      $ 1,252,007      $ 3,218,817
                                                            =======      ===========      ===========


   The accompanying notes are an integral part of these consolidated balance sheets.

                  ORION POWER HOLDINGS, INC. AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF (LOSS) INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                          FOR THE
                                        PERIOD FROM
                                         MARCH 10,
                                       1998 (DATE OF    FOR THE YEAR        FOR THE SIX MONTHS
                                       INCEPTION) TO       ENDED              ENDED JUNE 30
                                       DECEMBER 31,     DECEMBER 31,    --------------------------
                                           1998             1999           1999           2000
                                       -------------    ------------       ----           ----
                                                                        (UNAUDITED)    (UNAUDITED)
OPERATING REVENUES (NOTE 7)..........     $   314         $134,074        $ 2,023       $341,674
                                          -------         --------        -------       --------
OPERATING EXPENSES:
  Fuel...............................          --           20,463             --        127,706
  Operations and maintenance (Note
     7)..............................          24           22,732          1,965         35,553
  General and administrative.........       2,620           16,755          2,137         14,496
  Taxes, other than income taxes.....          --           20,785            280         27,016
  Depreciation and amortization......          94           18,938            409         42,296
                                          -------         --------        -------       --------
          Total operating expenses...       2,738           99,673          4,791        247,067
                                          -------         --------        -------       --------
OPERATING (LOSS) INCOME..............      (2,424)          34,401         (2,768)        94,607
CHARGE FOR BUYOUT OF OPERATIONS AND
  MAINTENANCE CONTRACTS (NOTES 3 AND
  7).................................          --               --             --        (19,000)
INTEREST INCOME......................          13            1,824             --          4,203
INTEREST EXPENSE.....................        (137)         (25,767)           (37)       (56,506)
                                          -------         --------        -------       --------
(LOSS) INCOME BEFORE PROVISION FOR
  INCOME TAX.........................      (2,548)          10,458         (2,805)        23,304
INCOME TAX (BENEFIT) EXPENSE.........      (1,006)           4,796         (1,126)         9,554
                                          -------         --------        -------       --------
NET (LOSS) INCOME....................     $(1,542)        $  5,662        $(1,679)      $ 13,750
                                          =======         ========        =======       ========
(LOSS) EARNINGS PER AVERAGE COMMON
  SHARE:
  Basic..............................     $(12.94)        $   0.39        $ (0.89)      $   0.29
                                          =======         ========        =======       ========
  Diluted............................     $(12.94)        $   0.38        $ (0.89)      $   0.27
                                          =======         ========        =======       ========


 The accompanying notes are an integral part of these consolidated statements.

                  ORION POWER HOLDINGS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                   NOTES
                                  COMMON STOCK       ADDITIONAL                  RECEIVABLE   RETAINED
                               -------------------    PAID-IN       DEFERRED        FROM      EARNINGS
                                 SHARES     AMOUNT    CAPITAL     COMPENSATION    OFFICERS    (DEFICIT)    TOTAL
                                 ------     ------   ----------   ------------   ----------   ---------    -----
BEGINNING BALANCE, MARCH 10,
  1998.......................          --    $ --     $     --      $    --       $    --     $     --    $     --
  Sale of common stock.......   1,864,542      19       18,626           --           (35)          --      18,610
  Net loss...................          --      --           --           --            --       (1,542)     (1,542)
                               ----------    ----     --------      -------       -------     --------    --------
BALANCE, DECEMBER 31, 1998...   1,864,542      19       18,626           --           (35)      (1,542)     17,068
  Sale of common stock, net
    of fees..................  34,298,087     343      382,623           --          (636)          --     382,330
  Distribution to
    stockholders.............          --      --       (9,750)          --            --           --      (9,750)
  Deferred compensation
    pursuant to issuance of
    stock options............          --      --        1,917       (1,917)           --           --          --
  Amortization of deferred
    compensation.............          --      --           --          106            --           --         106
  Net income.................          --      --           --           --            --        5,662       5,662
                               ----------    ----     --------      -------       -------     --------    --------
BALANCE, DECEMBER 31, 1999...  36,162,629     362      393,416       (1,811)         (671)       4,120     395,416
  Sale of common stock, net
    of fees (unaudited)......  31,434,910     314      380,051                     (5,001)                 375,364
  Distribution to
    stockholders
    (unaudited)..............          --      --      (17,050)          --            --           --     (17,050)
  Deferred compensation
    pursuant to issuance of
    stock options
    (unaudited)..............          --      --        3,061       (3,061)           --           --          --
  Amortization of deferred
    compensation
    (unaudited)..............          --      --           --          504            --           --         504
  Accretion of common stock
    subject to put rights
    (unaudited)..............          --      --           --           --            --         (271)       (271)
  Net income (unaudited).....          --      --           --           --            --       13,750      13,750
                               ----------    ----     --------      -------       -------     --------    --------
BALANCE, JUNE 30, 2000
  (UNAUDITED)................  67,597,539    $676     $759,478      $(4,368)      $(5,672)    $ 17,599    $767,713
                               ==========    ====     ========      =======       =======     ========    ========

 The accompanying notes are an integral part of these consolidated statements.

                  ORION POWER HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                          FOR THE PERIOD FROM                             FOR THE SIX MONTHS
                                             MARCH 10, 1998                                 ENDED JUNE 30,
                                         (DATE OF INCEPTION) TO   FOR THE YEAR ENDED   -------------------------
                                           DECEMBER 31, 1998      DECEMBER 31, 1999       1999          2000
                                         ----------------------   ------------------      ----          ----
                                                                                       (UNAUDITED)   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income....................         $(1,542)             $     5,662         $(1,679)    $    13,750
  Adjustments to reconcile net (loss)
    income to net cash (used in)
    provided by operating activities --
    Deferred income taxes..............          (1,006)                   3,017          (1,126)          2,759
    Depreciation and amortization......              94                   21,116             409          46,740
    Deferred compensation..............              --                      106              --             504
    Charge for buyout of operations
      and maintenance contracts
      (Notes 3 & 7)....................              --                       --              --          18,900
    Change in assets and liabilities:
      Restricted cash..................            (623)                 (30,243)            (15)        (47,069)
      Accounts receivable..............             (22)                 (37,249)            (99)       (110,697)
      Notes receivable.................              --                       --              12              --
      Inventories and supplies.........              --                   (4,182)             --          (1,972)
      Prepaid expenses and other
         current assets................              (2)                   9,168            (367)        (11,475)
      Prepaid expenses and other
         noncurrent assets.............              --                       --              --            (808)
      Accounts payable.................             477                   23,166             409          47,010
      Accrued expenses.................             235                   14,185            (127)          7,048
      Other long-term liabilities......              --                      397              --            (919)
      Interest payable.................              54                    3,519             (11)         23,466
      Deferred revenue.................              --                    1,794           1,750              --
                                                -------              -----------         -------     -----------
Net cash (used in) provided by
  operating activities.................          (2,335)                  10,456            (844)        (12,763)
                                                -------              -----------         -------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, equipment and
    related assets in acquisitions (see
    Notes 2 and 3).....................         (16,407)              (1,024,332)             --      (1,728,846)
  Purchase of property and equipment in
    operations.........................              --                  (22,835)         (2,123)        (39,578)
                                                -------              -----------         -------     -----------
Net cash used in investing
  activities...........................         (16,407)              (1,047,167)         (2,123)     (1,768,424)
                                                -------              -----------         -------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of common stock, net........          18,610                  382,330           2,500         304,278
  Distribution to stockholders.........              --                   (9,750)             --         (17,050)
  Proceeds from long-term debt.........              --                  720,000              --       1,551,137
  Payments on long-term debt...........              --                   (4,000)             --          (8,000)
  Proceeds from notes payable to
    stockholders.......................           1,735                  110,539           1,538              --
  Payments on notes payable to
    stockholders.......................              --                  (41,188)             --              --
  Funding of reserve accounts
    established with the Credit
    Agreements (restricted cash).......              --                  (26,000)             --         (55,000)
  Payment on note payable..............              --                     (333)             --              --
  Payment of deferred financing
    costs..............................              --                  (17,941)             --         (28,505)
                                                -------              -----------         -------     -----------
Net cash provided by financing
  activities...........................          20,345                1,113,657           4,038       1,746,860

                                          FOR THE PERIOD FROM                             FOR THE SIX MONTHS
                                             MARCH 10, 1998                                 ENDED JUNE 30,
                                         (DATE OF INCEPTION) TO   FOR THE YEAR ENDED   -------------------------
                                           DECEMBER 31, 1998      DECEMBER 31, 1999       1999          2000
                                         ----------------------   ------------------      ----          ----
                                                                                       (UNAUDITED)   (UNAUDITED)
                                                -------              -----------         -------     -----------
NET INCREASE IN CASH AND CASH
  EQUIVALENTS..........................           1,603                   76,946           1,071         (34,327)
CASH AND CASH EQUIVALENTS, BEGINNING OF
  PERIOD...............................              --                    1,603           1,603          78,549
                                                -------              -----------         -------     -----------
CASH AND CASH EQUIVALENTS, END OF
  PERIOD...............................         $ 1,603              $    78,549         $ 2,674     $    44,222
                                                =======              ===========         =======     ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
  Cash paid for --
    Interest...........................         $    83              $    20,070         $    93     $    33,040
                                                =======              ===========         =======     ===========
    Income taxes.......................         $    --              $       640         $    --     $     9,110
                                                =======              ===========         =======     ===========
  Noncash disclosure --
    Note payable for inventory.........         $   859              $        --         $    --     $        --
                                                =======              ===========         =======     ===========
    Notes receivable from officers.....         $    35              $       615         $    --     $     5,000
                                                =======              ===========         =======     ===========
    Other long-term liabilities assumed
      in acquisitions..................         $    --              $    21,990         $    --     $    23,785
                                                =======              ===========         =======     ===========
    Conversion of note
      payable to equity................         $    --              $        --         $    --     $    71,086
                                                =======              ===========         =======     ===========

 The accompanying notes are an integral part of these consolidated statements.

                           ORION POWER HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         AS OF DECEMBER 31, 1998 AND 1999 AND JUNE 30, 2000 (UNAUDITED)

1. ORGANIZATION:

     Orion Power Holdings, Inc. ("Orion Power Holdings"), a Delaware corporation, is engaged in the business of acquiring, developing, owning and managing electric power generating facilities in North America. Orion was incorporated on March 10, 1998, by Constellation Power Source, Inc. ("CPS"), a Delaware corporation and an affiliate of Baltimore Gas and Electric Company ("BG&E"), and GS Capital Partners II, L.P. along with certain other private investment partnerships affiliated with Goldman, Sachs & Co. (collectively "GSCP"). On November 5, 1999, certain affiliates of Mitsubishi Corporation ("Mitsubishi") and Tokyo Electric Power Company International B.V. ("TEPCO") became stockholders of Orion Power Holdings. In December 1999, CPS transferred its interest in Orion Power Holdings to an affiliate -- Constellation Enterprises, Inc. ("Constellation").

     In accordance with the Second Amended and Restated Stockholder's Agreement (the "Agreement") dated November 5, 1999, the stockholders were required to purchase common stock when capital was needed for the acquisition and management of portfolio assets, as defined in the Agreement and subject to an aggregate maximum investment from each stockholder. As of June 30, 2000, the stockholders had fulfilled their commitments under the Agreement.

     The Agreement also states that at the time of a capital call, Orion Power Holdings shall issue warrants to GSCP and CPS for shares of Orion Power Holdings common stock in accordance with certain formulas, as defined in the Agreement. Under the terms of the original stockholders agreement between CPS and GSCP, only GSCP was entitled to receive warrants. The warrants will have an exercise price equal to the subscription price of the common stock ($10) and expire on the tenth anniversary of their issuance. The warrant holder may exercise the warrants for an equivalent number of shares of Orion Power Holdings common stock when accompanied by payment of the full exercise price. The warrant holder may also exercise the warrant without payment and would be entitled to a number of shares of Orion Power Holdings common stock equivalent to (x) the difference between the aggregate Current Market Price, as defined, less the aggregate exercise price, divided by (y) the Current Market Price of one share of common stock. As of December 31, 1998 and 1999, 212,600 and 4,172,600 warrants, respectively, had been issued by Orion Power Holdings to GSCP. Cumulatively, 6,400,400 warrants had been issued to GSCP and 705,900 warrants have been issued to CPS through June 30, 2000. No warrants have been exercised as of June 30, 2000, and accordingly, all warrants are outstanding.

     There are significant risks associated with an investment in Orion Power Holdings, including a short operating history, significant debt, possible changes in federal and state government regulations, possible increased environmental regulations, changing market structures, reliance on fuel suppliers and transmission lines, and the dependence on key members of management.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of Orion Power Holdings and its wholly owned subsidiaries. All material intercompany transactions have been eliminated in the accompanying consolidated financial statements.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported

                           ORION POWER HOLDINGS, INC.

amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The purchase prices of the acquisitions (see Note 3) were allocated to the acquired assets, including identifiable intangible assets and assumed liabilities. Property and equipment and intangible assets were recorded based on the advice of independent valuation experts. Certain assets and liabilities have been recorded based on estimates and are subject to adjustment based upon receipt of final information or resolution of uncertainties. As of June 30, 2000, Orion Power Holdings has reallocated certain identifiable intangible assets to generation assets based on advice of independent valuation experts.

CASH AND CASH EQUIVALENTS

     Orion Power Holdings considers all investments with an original maturity of three months or less to be cash equivalents.

RESTRICTED CASH

     Restricted cash includes cash, which is restricted under the terms of certain wholly owned subsidiaries' credit and operating agreements. Restricted cash includes amounts restricted for major maintenance, debt service, and operations and maintenance costs (see Note 6).

INVENTORIES AND SUPPLIES


     Inventories and supplies are valued at the lower of cost or market using the FIFO method. Inventories and supplies are comprised of the following as of December 31, 1998 and 1999 and June 30, 2000:


                                                                          JUNE 30,
                                                      1998     1999         2000
                                                      ----     ----      -----------
                                                                         (UNAUDITED)
Fuel................................................  $ --    $ 3,333      $27,647
Supplies............................................   859      7,094       27,136
                                                      ----    -------      -------
                                                      $859    $10,427      $54,783
                                                      ====    =======      =======

PROPERTY AND EQUIPMENT


     Property and equipment consists primarily of the electric generation assets. These assets were recorded based on a valuation performed by an independent expert. This valuation considered the current replacement cost for similar capacity, market value and discounted cash flows. The electric generation assets are being depreciated on a straight-line basis over the following useful lives:



                                                              YEARS
                                                              -----
Structures and Improvements                                   15-40
Production Assets                                             10-30
General Equipment and Accessories                             10-15


Other equipment is carried at cost or at the fair value determined at acquisition and is depreciated on a straight-line basis over periods ranging from 3 to 15 years. Repair and maintenance costs are expensed as incurred.

                           ORION POWER HOLDINGS, INC.

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," Orion Power Holdings reviews its recorded long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the expected future cash flows is less than the carrying amount of an asset, an impairment loss would be recognized.

IDENTIFIABLE PURCHASED INTANGIBLES

     In conjunction with the acquisitions, Orion also acquired certain Federal Energy Regulatory Commission ("FERC") licenses for its hydroelectric plants and emission credits for its fossil-fuel-fired plants. These items are recorded based on an estimated fair value determined from an independent expert valuation and amortized on a straight-line basis over the life of the related license or credit, ranging from 8 to 40 years.

     The balance in identifiable purchased intangibles as of December 31, 1999 and June 30, 2000, included the following (in thousands):

                                                   DECEMBER 31,      JUNE 30,
                                                       1999            2000
                                                   ------------      --------
                                                                   (UNAUDITED)
FERC licenses....................................    $60,141         $60,247
POLR contract....................................         --          14,288
Accumulated amortization.........................       (857)         (2,421)
                                                     -------         -------
Total............................................    $59,284         $72,114
                                                     =======         =======

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," Orion reviews its identifiable purchased intangibles for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the expected future cash flows is less than the carrying amount of an asset, an impairment loss would be recognized.

DEFERRED FINANCING COSTS

     Financing costs, consisting primarily of the costs incurred to obtain debt financing, are deferred and amortized using the effective interest method, over the term of the related permanent financing.

INCOME TAXES

     Orion accounts for income taxes under the asset and liability method prescribed by SFAS No. 109, "Accounting for Income Taxes," and, accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using existing enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates would be recognized in income in the period that includes the enactment date.

                           ORION POWER HOLDINGS, INC.

REVENUE RECOGNITION

     Revenues from the sale of electricity are recorded based on output delivered and capacity provided at rates specified under contract terms or received in the wholesale marketplace.

START-UP AND ORGANIZATION COSTS

     Costs related to start-up activities and the organization of Orion were expensed as incurred.

CUSTOMER CONCENTRATION

     All accounts receivable and revenues as of December 31, 1998, and for the period from March 10, 1998 to December 31, 1998, are from CPS.

     For the year ended December 31, 1999, revenues recognized on contracts with Niagara Mohawk Power Corporation ("Niagara Mohawk"), Consolidated Edison Company of New York Inc. ("Consolidated Edison"), and the New York Independent System Operator ("NY-ISO," see Note 4) were approximately $30,961,000, $72,481,000, and $22,237,000, representing approximately 23, 54, and 17 percent of total operating revenue, respectively.

     Accounts receivable from Niagara Mohawk, Consolidated Edison, and the NY-ISO as of December 31, 1999, were approximately $6,544,000, $15,973,000, and $14,665,000, representing approximately 17, 43, and 39 percent of the total accounts receivable balance, respectively.


     For the six months ended June 30, 2000, revenues recognized on contracts with Niagara Mohawk, Consolidated Edison, NY-ISO and Duquesne Light Company (see
Note 3) were approximately $50,105,000, $64,000,000, $140,173,000 and
$77,350,000, representing approximately 15, 19, 41 and 23 percent of total operating revenue, respectively.


     Accounts receivable from Niagara Mohawk, NY-ISO and Duquesne Light Company as of June 30, 2000, were approximately $15,169,000, $61,229,000 and
$69,096,000, representing approximately 10, 41 and 47 percent of the total accounts receivable balance, respectively.

STOCK-BASED COMPENSATION


     Orion Power Holdings accounts for stock-based employee compensation arrangements using the intrinsic value method in accordance with provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB Opinion No. 25, compensation cost is recognized based on the difference, if any, on the date of grant between the fair value of the Company's stock and the amount an employee must pay to acquire the stock. Through June 30, 2000, no options have been issued to consultants, non-employee directors or third parties that would be required to be recognized for in accordance with SFAS No. 123.


EARNINGS PER SHARE

     SFAS No. 128, "Earnings Per Share," requires the presentation of basic and diluted earnings per share. Basic net income (loss) per share is computed by dividing income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period. The diluted net income (loss) per share data is computed using the weighted-average number of common shares outstanding plus the dilutive effect of common stock equivalents, unless the common stock equivalents are antidilutive.

                           ORION POWER HOLDINGS, INC.

DERIVATIVE FINANCIAL INSTRUMENTS

     Orion uses derivative financial instruments to manage risks associated with changes in interest rates and commodity prices. Gains and losses on qualifying hedges are recognized when the hedge transaction occurs. Premiums paid and costs incurred to execute the instruments are deferred and amortized over the term of the agreements. Any gains or losses realized upon the early termination of the agreements will be amortized over the respective lives of the item being hedged or recognized immediately if the debt is terminated earlier than initially anticipated.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement establishes accounting and reporting standards, requiring every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and require that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

     The effective date of SFAS No. 133 was delayed by the FASB, and therefore will not be effective for Orion Power Holdings until January 1, 2001. Orion Power Holdings has entered into interest rate swaps with financial institutions and certain other contracts that may meet the definition of derivative instruments under SFAS 133. Orion is currently evaluating the impact of adopting SFAS No. 133 on the financial statements.


     On December 3, 1999, the SEC staff released Staff Accounting Bulletin (SAB) No.101, "Revenue Recognition", to provide guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No.101 is effective December 31, 2000. Orion Power Holdings does not believe there will be a material impact on its current revenue recognition policies.


RECLASSIFICATIONS

     Certain 1998 balances have been reclassified to conform with the current year financial statement presentation.

INTERIM RESULTS (UNAUDITED)

     The financial information as of June 30, 2000 and for the six months ended June 30, 1999 and 2000, is unaudited, but includes all adjustments, consisting only of normal recurring adjustments, that Orion Power Holdings' management considers necessary for a fair presentation of Orion's operating results and cash flows for such periods. Results for the six month period ended June 30, 2000, are not necessarily indicative of results to be expected for the full fiscal year of 2000 or for any future period.

3. ACQUISITIONS:

1998 ACQUISITION

     On November 19, 1998, Orion Power Holdings, through its wholly owned subsidiary Carr Street Generating Station, L.P. ("Carr Street"), purchased certain generating assets from U.S. Generating Company, LLC ("US Gen LLC"), located in East Syracuse, New York, for approximately $17,375,000. Part of this cost included the purchase of spare parts for $1,000,000 to be paid in three equal installments due on November 19 of each succeeding year. The Carr Street facility is a 102 MW (net), natural gas-fired, dual combustion turbine, combined cycle

                           ORION POWER HOLDINGS, INC.

plant. The facility began commercial operations in December 1993 and began operations under Orion Power Holdings on December 10, 1998.

1999 ACQUISITIONS


     On July 30, 1999, Orion Power Holdings, through its wholly owned subsidiary Erie Boulevard Hydropower, L.P. ("Erie Blvd."), purchased certain hydroelectric generating assets and assumed certain liabilities (see Notes 8 and 9) from Niagara Mohawk, for approximately $425 million in cash including $1,659,304 million in acquisition costs. These facilities, which form part of the New York Assets, consist of 70 hydro power plants with a capacity of 650 MW (the "Hydro Assets").


     In connection with this acquisition, Erie Blvd. entered into a Transition Power Purchase Agreement (the "Erie Sales Agreement") with Niagara Mohawk from the closing date through September 30, 2001. Under the terms of the Erie Sales Agreement, Erie Blvd. will produce and deliver tiered amounts of electric energy to Niagara Mohawk. As consideration, Erie Blvd. will receive capacity payments and energy revenue based on the amount of electric energy produced and sold to Niagara Mohawk. If Erie Blvd. fails to produce contractual minimum levels of electric energy, it will be required to pay a penalty based on formulas set forth in the Erie Sales Agreement. In the third quarter of 1999, Erie Blvd. failed to meet the minimum threshold under this contract due to a drought. This resulted in additional costs to meet the obligation of approximately $1,725,000 for the year, which are recorded in fuel expense in 1999 in the accompanying financial statements. As part of the independent valuation performed of the acquisition of the Hydro Assets, the third party considered these agreements with Niagara Mohawk and determined that such agreements were at market value. Therefore, no asset or liability related to the Erie Sales Agreements has been recognized by Orion Power Holdings.


     On August 20, 1999, Orion Power Holdings, through its wholly owned subsidiary Astoria Generating Company, L.P. ("Astoria"), purchased certain generating assets located in New York City and assumed certain liabilities (see Notes 8 and 9) from Consolidated Edison, for approximately $550 million in cash including $2,147,336 million in acquisition costs. The Astoria facilities consist of three gas- or oil-fired plants with a capacity of 1,855 MW (the "New York City Assets").


     In connection with this acquisition, Astoria entered into a Transition Capacity Agreement and a Transition Energy Sales Agreement (collectively, the "Astoria Sales Agreements") with Consolidated Edison. As consideration, Astoria received capacity payments and energy revenue based on the amounts of electric energy produced and sold to Consolidated Edison. The Transition Energy Sales Agreement had a term from the closing date through the commencement of the energy market administered by the NY-ISO. The Transition Energy Sales Agreement was terminated on the commencement of the NY-ISO, which occurred on November 18, 1999 (see Note 4). The Transition Capacity Agreement has a term from the closing date through the later of (a) the earlier of (i) December 31, 2002 or (ii) the date on which Astoria receives written notice from the NY-ISO that none of the electric capacity of the Astoria assets is required for meeting the installed capacity requirements in New York City as determined by the NY-ISO, or (b) the date the NY-ISO capacity market commences. The NY-ISO capacity market began operations on June 1, 2000. Under the terms of the Astoria Sales Agreements, during the period of the Transition Energy Sales Agreement, Consolidated Edison provided all of the fuel to the Astoria facilities and received from the facilities all of the capacity and electric energy. As part of the independent valuation performed of the acquisition of the New York City Assets, the third party valued these agreements with Consolidated Edison and determined that such agreements were at market value. Therefore, no asset or liability related to these agreements has been recognized by Orion Power Holdings.

                           ORION POWER HOLDINGS, INC.

2000 ACQUISITIONS


     On April 28, 2000, Orion Power Holdings, through its wholly owned subsidiary Orion Power MidWest, L.P. ("Orion Power MidWest") purchased seven power plants located in Ohio and Pennsylvania (the "Midwest Assets") with a generating capacity of approximately 2,614 MW from Duquesne Light Company ("Duquesne"). The net purchase price for the assets was approximately $1.7 billion in cash including $5.7 million in acquisition costs. In association with this acquisition, Orion Power MidWest assumed certain liabilities related to employee benefits and environmental remediation.


     In order to fund this acquisition, Orion Power MidWest entered into a credit facility for $1.2 billion (see Note 6) and received equity from Orion Power Holdings of approximately $705 million. Orion funded this equity through the issuance of $400 million in Senior Notes, due 2010 (see Note 6) and raising additional equity from its stockholders.

     The acquisition of the Midwest Assets requires Orion Power MidWest to assume Duquesne's responsibility as "provider of last resort." As provider of last resort, Orion Power MidWest will be obligated to supply electricity at predetermined tariff rates to all customers in Duquesne's service area who do not select another electricity supplier. While Orion Power MidWest should have the capacity to meet these obligations under the Provider of Last Resort contract most of the time, there may be times when the energy required to meet the obligation may exceed the amounts that can be produced from the Midwest Assets. If the obligation exceeds Orion Power MidWest's energy production levels, Orion Power MidWest will be required to purchase additional energy from outside sources at market rates, and in certain circumstances, pay a penalty of $1,000 per megawatt hour. The value of this contract has been determined to be favorable. As such, an intangible asset of approximately $14.3 million was recorded at the time of the purchase. The intangible asset is being amortized over the life of the contract.

     On April 26, 2000, Orion Power Holdings purchased all of the outstanding stock of the three subsidiaries of Constellation Operating Services, Inc. ("COSI"), which pursuant to certain operation and maintenance service agreements operated the New York Assets. COSI is a wholly owned subsidiary of Constellation Enterprises. Orion Power Holdings also acquired another subsidiary that was established to perform operations and maintenance services for the Midwest Assets following the completion of the acquisition. The following is a summary of the terms and conditions of the acquisition:


     - PURCHASE PRICE -- approximately $19 million payable at the time of the acquisition by issuing COSI 1,219,355 shares of Orion Power Holdings' common stock valued at $15.50 per share plus $100,000 cash.



     - SPECIAL SALE RIGHTS -- COSI will be entitled to sell these shares at the time of an initial public offering, to the extent permitted by Orion Power Holdings' investment bankers. COSI's shares would be eligible for sale at or after the IPO in preference to the shares of all of the other stockholders. In the event that COSI is not permitted to sell its shares at the time of an IPO, then COSI has the right -- but not the obligation -- to require Orion Power Holdings to repurchase these shares at the earlier of:


        - 30 days after an IPO; or

        - one year after the closing of this acquisition.

The repurchase price Orion Power Holdings would be required to pay for this stock is $19 million in cash, plus interest at a rate of 8 percent per year from the date of the acquisition. As of June 30, 2000, the repurchase price would have been approximately $19.2 million.

                           ORION POWER HOLDINGS, INC.

     COSI has agreed to assist in the transition process of operating the Orion Power Holdings' Assets by cooperating with Orion Power Holdings for six months following the closing by making its software available to Orion Power Holdings; and providing technical support in the form of professional, supervisory, managerial, administrative, and technical operating assistance, until the earlier of December 31, 2002, or the date of repayment in full of the New York Credit Facility.

4. OPERATION OF THE NEW YORK INDEPENDENT SERVICE OPERATOR:

     On November 18, 1999, the NY-ISO day-ahead and real time energy and ancillary services markets began operations. The beginning of operations of the NY-ISO energy and ancillary services markets (the "NY-ISO Markets") cancelled the Transition Energy Sales Agreement ("TESA") at Astoria. The NY-ISO Markets operate on a bid process. The power producers (such as Orion Power Holdings) submit daily bids to supply the output required by the NY-ISO. The NY-ISO then accepts or rejects the bids based on simple economics and the proximity of certain producers to the higher load areas of New York. Orion Power Holdings' bids in New York City may be mitigated by the NY-ISO to reflect the approximate cost of energy production due to the presence of market power. The NY-ISO assigns production to plants as the bids dictate. In the event that the NY-ISO does not use the number of megawatts it required the plant to have available, the plant will be paid at the day-ahead market price and is required to buy back the production from the NY-ISO at the hourly prices, which should be lower. In the event that the NY-ISO requests additional energy beyond their expected amount, Orion Power Holdings may sell at the real time price.

5. FUEL CONTRACTS:

     As a result of the cancellation of the TESA with Consolidated Edison, Astoria must now purchase its fuel. Astoria has entered into the Firm Natural Gas Supply Agreement with Sempra Energy Trading Co. ("Sempra") for a term which expired May 31, 2000. This agreement called for the monthly purchase of a Baseload quantity of 50,000 million British Thermal Units ("MMBtu") at a set price equal to the Gas Daily Average ("GDA") Index plus one cent/MMBtu. Additional gas could be purchased as needed at incrementally higher prices as the day progresses ranging from the GDA index plus three cents/MMBtu to the spot price plus five cents/MMBtu. Additionally, Astoria could request that Sempra hold a quantity of gas in the event that it is not needed for an initial fee of four cents per MMBtu plus one cent per MMBtu per day that the gas is held. Costs incurred under this agreement for the year ended December 31, 1999, with Sempra were approximately $12,128,000 and the amount due to Sempra at December 31, 1999, was approximately $8,078,000.

     Effective May 1, 2000, Astoria entered into a second Firm Natural Gas Supply Agreement with Sempra for a term expiring on December 31, 2003. This agreement calls for the availability of a maximum baseload quantity of 375,000 MMBtu per day during the summer and 150,000 MMBtu per day during the winter. The cost of this gas is determined based on various gas daily average indices, depending on the advance notice. Costs incurred under the two Sempra contracts for the six months ended June 30, 2000, were approximately $57,194,000 and the amount due to Sempra at June 30, 2000, was approximately $19,343,000.

     Astoria has entered into two separate contracts for the purchase of fuel oil ("fuel oil contracts"). The fuel oil contracts began on November 18, 1999, and extend through November 17, 2000. The fuel oil contracts are requirements contracts that do not require a minimum purchase by Astoria. The prices per gallon are indexed to various market prices and vary based on the type of fuel oil purchased. Costs incurred under the fuel oil contracts for the

                           ORION POWER HOLDINGS, INC.

year ended December 31, 1999, were approximately $3,499,000, and the amount due at December 31, 1999, was approximately $1,268,000.

     Costs incurred under the fuel oil contracts for the six months ended June 30, 2000, were approximately $20,195,000 and the amount due at June 30, 2000, was approximately $7,090,000.

     To supplement the generating capacity to meet Orion Power Holdings' responsibility under the Provider of Last Resort Contract with Duquesne Light Company, Orion Power Holdings has purchased 698,400 net megawatt hours for the period of May through October 2000. The cost for the purchases was approximately $57 million and will be paid upon delivery of the energy. Orion Power Holdings intends to resell any excess energy that is not required to meet the Provider of Last Resort responsibility into the market and realize the prevailing price at that time.

6. DEBT:

CREDIT AGREEMENTS

     On July 30, 1999, Orion Power New York, LP ("Orion Power New York"), a wholly owned subsidiary of Orion, entered into a $730,000,000 secured credit agreement with Banc of America Securities LLC and Paribas as the Lead Arrangers. The banks agreed to provide an acquisition facility in an amount of up to $700,000,000 (the "Acquisition Loans"), and a revolving working capital facility in an amount of up to $30,000,000 (the "Working Capital Facility") (collectively, the "New York Credit Agreement"). The New York Credit Agreement has a maturity of December 31, 2002 for all indebtedness. The net proceeds under the New York Credit Agreement were used to finance the Hydro Assets and New York City Assets acquisitions.


     The borrowings under each facility bear interest at a floating rate. At Orion Power New York's option, the interest will be determined in accordance with either the Base Rate or LIBOR. The Base Rate is defined as the greater of the base rate of interest announced by Bank of America or the federal funds effective rate, plus an applicable margin. The applicable margin for the first two years is 0.375 percent and 0.75 percent thereafter. The LIBOR Rate is defined as the LIBOR for deposits in dollars plus an applicable margin. The applicable margin for the first two years is 1.375 percent and 1.75 percent thereafter. The Acquisition Loans and Working Capital Facility are secured by substantially all of the assets of Orion Power New York.


     At December 31, 1999, and June 30, 2000, Orion Power New York had $700,000,000 of the Acquisition Loans outstanding. At December 31, 1999, and June 30, 2000, Orion Power New York had $16,000,000 and $15,000,000,
respectively, of the Working Capital loans outstanding. Under the Working Capital Facility, an additional $10,000,000 is used to provide a letter of credit in favor of Consolidated Edison in conjunction with the New York City Assets acquisition.

     In accordance with the New York Credit Agreement, Orion Power New York entered into a Deposit Account Agreement with Bank of America, N.A. Accordingly, Orion Power New York established 12 restricted use accounts for the disbursement of its revenues. As required in the New York Credit Agreement, Orion Power New York initially funded these restricted use accounts with $26,000,000. As of December 31, 1999, and June 30, 2000, the balance in these restricted use accounts totaled $56,214,000 and $89,722,000, respectively.

     Under the New York Credit Agreement, Orion Power New York and its various operating subsidiaries are restricted from distributing cash to Orion Power Holdings. The New York Credit Agreement provides for various accounts to be created, into which all operating revenues and other cash receipts are deposited, and from which operating expenses, repayments of the loan facilities and distributions to Orion Power Holdings may be made. The lenders under the New

                           ORION POWER HOLDINGS, INC.

York Credit Agreement have a security interest in all amounts on deposit in the accounts and if there is an event of default under the New York Credit Agreement, the lenders will be able to immediately exercise their security interest on any funds contained in the accounts.

     Distributions by Orion Power New York to Orion Power Holdings may only be made after satisfaction of the following -- (1) all operating expenses of Orion Power New York and its subsidiaries; (2) all debt service payments under the New York Credit Agreement; (3) 50 percent of the Excess Cash Flow, as defined, has been used to prepay the New York Credit Agreement; and (4) any other required prepayments, such as with New York Credit Agreement. After satisfaction of the aforementioned items, the Credit Agreement allows Orion Power New York to pay dividends and make other distributions to Orion Power Holdings, up to the limit of $100,000,000 over the life of the New York Credit Agreement. As of June 30, 2000, no dividends or distributions have been made by Orion Power New York to Orion Power Holdings.

     Among other restrictions, the New York Credit Agreement also contains customary affirmative covenants and significant negative covenants including a requirement that expenditures be within 105 percent of their budgeted amounts. In addition, the following events are also events of default -- reduction in the rule requiring New York City power retailers to procure capacity equal to at least 80 percent of forecasted peak demand from in-city generation sources to less than 75 percent and a reduction in the price cap for capacity from in-city generators from $105 per kilowatt year to less than $90 per kilowatt year, and Orion Power New York failing to maintain a debt service coverage ratio of at least 1.5 to 1.0.

     On April 28, 2000, Orion Power MidWest entered into a $1.2 billion secured credit agreement with Banc of America Securities, LLC and Goldman Sachs Partners L.P. as Lead Arrangers. The banks have agreed to provide acquisition loans of $1,110,000,000 and a revolving working capital facility of $90,000,000 (collectively, the "Midwest Credit Agreement"). The Midwest Credit Agreement has a maturity date of October 28, 2002, for all indebtedness. The net proceeds under the Midwest Credit Agreement were used to finance the acquisition of the Midwest Assets. Under the working capital facility, Orion Power MidWest is required to provide a letter of credit in favor of Duquesne as part of the Provider of Last Resort contract.

     The borrowings under the Midwest Credit Agreement bear interest at a floating rate. At Orion Power MidWest's option, interest will be determined in accordance with either the Base Rate or the LIBOR. The Base Rate is defined as the greater of (1) the prime rate of interest publicly announced by Bank of America, N.A. or (2) the federal funds effective rate, plus an applicable margin. The applicable margin is 0.375 percent for the first year, 0.5 percent for the second year and 1.0 percent thereafter. The LIBOR is defined as the LIBOR for deposits in dollars for a term comparable to the period elected by Orion Power MidWest, plus an applicable margin. The applicable margin is 1.375 percent for the first year, 1.5 percent for the second year and 2.0 percent thereafter.

     At June 30, 2000, Orion Power MidWest had $1,144,137,000 of the Midwest Credit Agreement loans outstanding.

     In accordance with the Midwest Credit Agreement, Orion Power MidWest entered into a Deposit Account Agreement with Bank of America, N.A. Accordingly, Orion Power MidWest established 12 restricted use accounts for the disbursement of its revenues. Orion Power MidWest originally funded these accounts with $55,000,000 in April 2000. As of June 30, 2000, the balances in these restricted use accounts totaled $69,213,000.

     Under the Midwest Credit Agreement, Orion Power MidWest is restricted from distributing cash to Orion Power Holdings. The Midwest Credit Agreement provides for various accounts to

                           ORION POWER HOLDINGS, INC.

be created, into which all operating revenues and other cash receipts are deposited, and from which operating expenses, repayments of the loan facilities and distributions to Orion Power Holdings may be made. The lenders under the Midwest Credit Agreement have a security interest in all amounts on deposit in the accounts and if there is an event of default under the Midwest Credit Agreement, the lenders will be able to immediately exercise their security interest on any funds contained in the accounts.

     Distributions by Orion Power MidWest to Orion Power Holdings may only be made after satisfaction of the following -- (1) all operating expenses of Orion Power MidWest; (2) all debt service payments under the Midwest Credit Agreement;
(3) 50 percent of the Excess Cash Flow, as defined, has been used to prepay the Midwest Credit Agreement; and (4) any other required prepayments, such as with insurance or equity proceeds, have been made under the Midwest Credit Agreement. After satisfaction of the aforementioned items, the Midwest Credit Agreement allows Orion Power MidWest to pay dividends and make other distributions to Orion Power Holdings up to the limit of $175,000,000 over the life of the Midwest Credit Agreement. As of June 30, 2000, no dividends or distributions have been made by Orion Power MidWest to Orion Power Holdings.

     Among other restrictions, the Midwest Credit Agreement contains customary affirmative covenants and significant negative covenants, including a required debt service coverage ratio of 1.5 to 1.0 and a requirement that expenditures be within 105 percent of their budgeted amounts.

SENIOR NOTES

     On April 27, 2000, Orion Power Holdings issued $375,000,000 of 12 percent senior notes, due 2010. On May 23, 2000, Orion Power Holdings issued an additional $25,000,000 of 12 percent senior notes, due 2010, for a total of $400,000,000 in 12 percent senior notes, due 2010 (the "Senior Notes"). The proceeds were used to finance the acquisition of the Midwest Assets. Interest is paid semiannually in May and November of each year.

     The Senior Notes are senior unsecured obligations and rank pari passu with all of Orion Power Holdings' existing and future unsecured indebtedness. The net proceeds from the notes along with an additional amount of approximately $35 million in cash were held in escrow until the time of the acquisition of the Midwest Assets.

     Before May 1, 2003, Orion Power Holdings may redeem up to 35 percent of the notes issued under the indenture at a redemption price of 112 percent of the principal amount of the notes redeemed, plus accrued and unpaid interest and special interest, with the net cash proceeds of an equity offering provided that certain provisions under the indenture are met. Orion Power Holdings is not required to make any mandatory redemption or sinking fund payments with respect to the Senior Notes.

     Each holder of the Senior Notes will have the right to require Orion Power Holdings to repurchase the notes pursuant to the change of control offer as set forth in the indenture. The Senior Notes are not guaranteed by any of Orion Power Holdings' subsidiaries.

NOTES PAYABLE

     During 1998 and 1999, Orion Power Holdings entered into several promissory notes payable with CPS and GSCP in order to provide funding for acquisitions and operations. The total borrowings under these notes amounted to $41,187,981 and $71,085,561 to CPS and GSCP, respectively. Each promissory note is due five years from the date of the note. Earlier repayment of the debt is required in the event of a public offering, sale, liquidation or merger of Orion Power

                           ORION POWER HOLDINGS, INC.

Holdings. Interest on the unpaid principal balance will accrue at 7 percent and is payable semiannually from the respective anniversary dates.

     On November 8, 1999, Orion Power Holdings repaid the total balance due to CPS with the funds from the capital call of the new investors. On April 28, 2000, Orion converted approximately $71.1 million of notes payable to GSCP into approximately 7,108,600 shares of common stock.

     In conjunction with Orion Power Holdings' acquisition of the Carr Street facility, it entered into a non-interest bearing note payable with US Gen LLC in the amount of $1,000,000. Payment is due annually starting November 19, 1999 through November 19, 2001. Orion Power Holdings recognized a discount (8 percent) on this note at acquisition of $141,000.

REVOLVING CREDIT FACILITY

     On July 27, 2000, Orion Power Holdings entered into a $75 million revolving senior credit facility which includes a $40 million sublimit for letters of credit. The credit facility matures in December 2002. Amounts outstanding under the facility bear interest at Orion Power Holdings' option at either (1) the greater of the lender's base rate and the federal funds effective rate, plus
0.50 percent and an additional margin of between 0.0 and 3.0 percent, or (2) LIBOR for deposits in dollars, plus an additional margin of between 1.50 percent and 4.5 percent. Letters of credit used to satisfy financial obligations will have the same applicable margin as Eurodollar rate loans while letters of credit to satisfy other obligations will bear an applicable margin between 1.00 and 3.0 percent. The facility is unsecured and ranks pari passu with all of Orion Power Holdings' senior debt. The credit facility contains financial and operating covenants and other restrictions with which Orion Power Holdings must comply.

     The following is a schedule of principal payments due under the long-term credit facilities, senior notes and the notes payable as of December 31, 1999 and June 30, 2000 (in thousands):

                                                   DECEMBER 31,     JUNE 30,
                                                       1999           2000
                                                   ------------     --------
                                                                   (UNAUDITED)
  2000...........................................    $    286      $      286
  2001...........................................         308             333
  2002...........................................     716,000       1,859,137
  2003...........................................       1,285              --
  2004...........................................      69,801              --
  Thereafter.....................................          --         400,000
                                                     --------      ----------
  Total..........................................    $787,680      $2,259,756
                                                     ========      ==========

INTEREST RATE SWAP AGREEMENTS

     In November 1999, Orion Power New York entered into three interest rate swap agreements designed to fix the rate of interest on $200 million of its New York Credit Facility. One agreement covered $100 million of interest rate swaps with a commencement date of March 22, 2000, and a final maturity date of December 31, 2002, with a fixed interest rate of 6.51 percent. The other two agreements covered $40 million and $60 million of interest rate swaps with a commencement date of March 22, 2000, and a final maturity date of March 22, 2010, with a fixed interest rate of 6.885 and 6.880 percent, respectively.

                           ORION POWER HOLDINGS, INC.

     On January 18, 2000, Orion Power New York entered into a fourth interest rate swap agreement with a notional amount of $150 million. This agreement was entered into as a hedge of the credit facility debt. This agreement will be in effect as of March 22, 2000, and expire on June 30, 2006, with a fixed interest rate of 7.30 percent.

     In June 2000, Orion Power MidWest entered into three interest rate swap agreements designed to fix the rate of interest on $500 million under its Midwest Credit Agreement. These agreements covered $100 million, $200 million, and $200 million with a commencement date of June 5, 2000 and a final maturity date of June 5, 2007, June 5, 2007, and June 5, 2003, respectively, with fixed interest rates of 7.645, 7.673, and 7.306 percent, respectively.

     Counterparties to the interest rate swap agreements are major financial institutions. While Orion Power Holdings' subsidiaries may be exposed to credit losses in the event of non-performance by these counterparties, Orion Power Holdings' subsidiaries does not anticipate losses.

7. RELATED-PARTY TRANSACTIONS:

CAPACITY SALE AND TOLLING AGREEMENT


     On November 18, 1998, Carr Street entered into a Capacity Sale and Tolling Agreement (the "Sales Agreement") with CPS for a period of five years. Under the terms of the Sales Agreement, CPS provides all fuel to the Carr Street facility and receives from the facility all of the capacity, electric energy and other products generated by the facility. As consideration, Carr Street will receive capacity payments, electric revenue based on the amount of electric energy produced and sold to CPS, certain start-up fees and market steam reimbursable costs. Revenues generated for the year ended December 31, 1999 and the period from March 10, 1998 (inception) through December 31, 1998 were $4,185,000 and $314,000, respectively. The minimum required payment to be received by Carr Street is $3,587,500 in 2000, $3,677,000 in 2001, $3,769,000 in 2002, and
$3,863,000 in 2003.


OPERATION AND MAINTENANCE SERVICES AGREEMENT

     Each operating subsidiary entered into Operation and Maintenance Services Agreements (the "O&M Agreements") with Constellation Operating Services, Inc. ("COSI"), for a term of five years, whereby COSI provided ongoing operating and maintenance services. Under the terms of the O&M Agreements, Carr Street, Astoria, and Erie Blvd. paid COSI for direct materials and expenses, plus a base fee and certain bonuses, as set forth in the O&M Agreements. The base fee and the bonuses were subject to annual adjustments. Expenses incurred under the O&M Agreements for the period from March 10, 1998 to December 31, 1998, and the year ended December 31, 1999, were approximately $24,000 and $19,846,000, respectively. There were no amounts owed to COSI at December 31, 1998. Amounts owed to COSI at December 31,1999, were approximately $1,674,000, and are included in accounts payable on the accompanying consolidated balance sheets. See Note 3 for discussion of Orion Power Holdings' acquisition of the COSI subsidiaries that eliminated the O&M agreements.

STRATEGIC ALLIANCE AGREEMENTS

     Orion Power Holdings has entered into a strategic alliance agreement with COSI which calls for COSI to be the exclusive provider of operating and maintenance services for each of the generation facilities that Orion Power Holdings acquires.

     Orion Power Holdings has also entered into a strategic alliance agreement with CPS which calls for CPS to be the exclusive provider of power marketing and risk management services for the Orion Power Holdings facilities. Additional terms call for CPS to not provide assistance to any

                           ORION POWER HOLDINGS, INC.

entity in connection with the bidding, negotiation or acquisition of any facility that Orion Power Holdings notifies CPS it intends to bid on or acquire.

STOCKHOLDER FEES

     As part of the original stockholders agreement between CPS and GSCP and the Second Amended and Restated Stockholders Agreement, Orion Power Holdings is required to pay a total of 1 percent of the aggregate consideration paid in an acquisition to its stockholders -- GSCP, CPS, Mitsubishi, and TEPCO. Orion Power Holdings paid a total of $9,750,000 in August and September 1999 to GSCP and CPS, and paid a total of $17,050,000 in June 2000, to all four primary stockholders. These payments are recognized as a distribution to stockholders in the accompanying statement of changes in stockholders' equity.

     In association with the investment by Mitsubishi and TEPCO on November 5, 1999 and April 28, 2000, Orion Power Holdings was required to pay a 2 percent fee to Goldman Sachs, in accordance with the Second Amended and Restated Stockholder's Agreement. The amount of these payments is approximately $2.4 million and $1.6 million, respectively. Orion Power Holdings charged the fee against additional paid-in capital. Additionally, prior to an initial public offering of Orion Power Holdings' common stock, Goldman Sachs has the right to provide all investment banking services to Orion on an arms' length basis with regard to terms, conditions and pricing.

NOTES RECEIVABLE FROM OFFICERS

     In conjunction with certain stock purchase agreements, certain officers are required to purchase shares of Orion Power Holdings' common stock at each acquisition. As of December 31, 1999, these officers owed Orion Power Holdings $671,000 related to the purchase of approximately 97,500 shares of common stock and related interest. As of June 30, 2000, these officers owed Orion Power Holdings $5,650,300 related to the purchase of approximately 742,700 shares of common stock, and related interest.

8. RETIREMENT PLANS:

     As part of the acquisitions of the Hydro Assets and New York City Assets, Orion NY was required to assume the defined benefit pension plans and other postretirement benefit plans ("OPEB") for employees that remained at the facilities subsequent to each acquisition. These former Consolidated Edison and Niagara Mohawk employees were hired by COSI in the same capacity as with their former employers. The plans were being maintained by COSI, through the date of the COSI acquisition (see Note 3), although it was Orion Power New York responsibility to fund these obligations. As of April 26, 2000, the plans were transferred to Orion Power Holdings' control.

     As part of the acquisitions, the net liability of the pension plans for Astoria's former Consolidated Edison employees and Erie Blvd.'s former Niagara Mohawk employees were valued based on actuarial valuations to be $7,232,619 and $10,750,972, respectively. Plan assets were only received related to the Niagara Mohawk defined benefit plan. The fair value of these assets at acquisition was $11,668,384. The OPEB liabilities related to expenses for benefits and insurance, which were included in the former Niagara Mohawk and Consolidated Edison employees' benefit plans, were valued based on actuarial valuations to be $2,525,315 and $1,700,976, respectively.

                           ORION POWER HOLDINGS, INC.

     The information on the following page is certain information about retirement benefits as of and for the year ended December 31, 1999 (in thousands):

                                                         DEFINED
                                                      BENEFIT PLANS     OPEB
                                                      -------------     ----
Year Ended December 31, 1999:
  Change in benefit obligation --
     Benefit obligation assumed at acquisition......     $17,984       $ 4,226
     Service cost...................................         629           238
     Interest cost..................................         517           121
     Actuarial (gain) loss..........................      (1,732)         (267)
                                                         -------       -------
     Benefit obligation at December 31, 1999........      17,398         4,318
                                                         -------       -------
  Change in plan assets --
     Fair value of plan assets assumed at
       acquisition..................................      11,668            --
     Actual return on plan assets...................         299            --
                                                         -------       -------
     Fair value of plan assets at December 31,
       1999.........................................      11,967            --
                                                         -------       -------
  Funded status --
     Funded status of the plan......................      (5,431)       (4,318)
     Unrecognized actuarial net gains...............      (1,618)         (267)
                                                         -------       -------
Accrued benefit cost................................     $(7,049)      $(4,585)
                                                         =======       =======
Assumptions as of December 31, 1999:
  Discount rate.....................................        7.75%         7.75%
  Expected return on plan assets....................        8.50%          N/A
  Rate of compensation increase.....................        4.50%         4.00%

     The assumed healthcare cost trend rates for fiscal year 2000 for Medicare eligible and non-Medicare eligible retirees is 7 percent; this rate is expected to decrease gradually to 4 percent in 2005 and remain at that level thereafter.

                                                         DEFINED
                                                      BENEFIT PLANS     OPEB
                                                      -------------     ----
Components of net periodic benefit cost:
  Service cost......................................     $   629       $   238
  Interest cost.....................................         517           121
  Expected return on plan assets....................        (413)           --
                                                         -------       -------
Net periodic benefit cost...........................     $   733       $   359
                                                         =======       =======

     The assumed healthcare trend rate has a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in the assumed healthcare trend rate would have the following effects:

                                                  1-PERCENTAGE-     1-PERCENTAGE-
                                                  POINT INCREASE    POINT INCREASE
                                                  --------------    --------------
Increase (decrease) total service and interest
  cost components...............................       $ 80             $ (62)
Increase (decrease) OPEB obligation.............        908              (712)

                           ORION POWER HOLDINGS, INC.

     As part of the acquisition of the Midwest Assets, Orion Power MidWest was required to assume the defined benefit plans and OPEB for employees that were hired by Orion Power Operating Services. This obligation amounted to $16,925,000 at April 28, 2000, the date of acquisition.

     Effective January 1, 1999, Orion Power Holdings established a 401(k) retirement plan for the benefit of all eligible employees. The plan is for all employees of Orion Power Holdings with no minimum age or minimum service requirements. Participants may contribute up to 15 percent of their annual compensation, subject to statutory limits. Employee contributions are fully vested. Orion Power Holdings' matching contribution is discretionary and therefore will be determined on an annual basis. Employees will fully vest in any discretionary contributions ratably over five years. Orion Power Holdings made no contributions to the plan in 1999.

9. COMMITMENTS AND CONTINGENCIES:

ENVIRONMENTAL LIABILITIES

     Orion Power Holdings has recorded a liability for the estimated cost of environmental remediation associated with the acquisition of the Hydro Assets and New York City Assets based on valuation reports provided by independent environmental liability assessment experts. In conjunction with these valuations, Orion Power Holdings has developed remediation plans for each item specifically identified. For environmental items at Astoria, the New York State Department of Environmental Conservation has issued consent orders requiring active investigation and remediation of past releases of petroleum and other substances by the prior owners. The consent order also contains obligations related to continuing compliance with environmental regulations. The total liability assumed and recorded by Orion Power New York totaled $9.15 million, on an undiscounted basis. Through December 31, 1999, and June 30, 2000, Orion Power New York had spent approximately $50,000 and $880,000, respectively, toward completion of its remediation plans and anticipates that the remaining portion will be paid out through 2009.

     In association with the Midwest Acquisition, Orion Power MidWest has recorded a liability for the estimated cost of environmental remediation, based on valuations performed by independent environmental liability assessment experts. In conjunction with these valuations, Orion Power MidWest has developed remediation plans for the known liabilities. The total liability assumed and recorded by Orion Power MidWest totaled $4.8 million, on an undiscounted basis.

     On an ongoing basis, Orion Power Holdings monitors its compliance with environmental laws. Due to of the uncertainties associated with environmental compliance and remediation activities, future costs of compliance or remediation could be higher or lower than the amount currently accrued.

TERMINATION PLAN

     As part of the acquisition of the New York City Assets, Orion Power Holdings formulated a plan to reduce the staffing levels at the related facilities. The total estimated costs of $2,298,000 were recorded as a cost of the acquisition. As of December 31, 1999, and June 30, 2000, $550,000 and $662,000, respectively, had been paid out in accordance with this plan. The remaining portion will be paid out prior to December 31, 2000 and is included in accrued liabilities (current portion) and other long-term liabilities in the accompanying consolidated balance sheet.

                           ORION POWER HOLDINGS, INC.

TAX SAVINGS SHARING AGREEMENT WITH NIAGARA MOHAWK

     As part of the acquisition of the Hydro Assets, Orion Power New York has entered into a tax savings sharing agreement with Niagara Mohawk. Funds received from settlement of prior Niagara Mohawk filed property tax litigation or future property tax reduction agreements are shared 25 percent to Niagara Mohawk. The total amount paid to Niagara Mohawk cannot exceed $20,000,000. Since this amount due to Niagara Mohawk is contingent on future events, amounts due to Niagara Mohawk will only be recognized when a settlement has been reached with a local jurisdiction. As of December 31, 1999, and June 30, 2000, there were no agreements with local tax jurisdictions that would require Orion Power Holdings to make payment to Niagara Mohawk.

LEASES

     Orion Power Holdings and its subsidiaries have entered into various noncancelable operating lease arrangements for office space, storage space, office furniture and vehicles at its locations in Syracuse, New York, Baltimore, Maryland and Pittsburgh, Pennsylvania. These leases terminate at various dates through December 2021.

     On November 10, 1999, Erie Blvd. entered into a lease arrangement at the Watertown hydroplant located in Potsdam, New York. This space will be used as a maintenance facility and a regional headquarters for the Hydro Assets. The lease term begins at the completion of the facility, which is expected to be the end of February 2000 and expires in 2014. Under the terms of the lease, the monthly payments are $10,500. Erie Blvd. has the option to purchase the facility for $450,000 at the end of the lease term. The leased asset is a capital lease obligation that will be recorded as other equipment of $1.1 million upon completion.

     Future minimum payments due under these leases are as follows (in thousands):

YEAR ENDING
DECEMBER 31                                               CAPITAL    OPERATING
-----------                                               -------    ---------
  2000..................................................  $  116      $  751
  2001..................................................     126         831
  2002..................................................     126         845
  2003..................................................     126         863
  2004..................................................     126         874
Thereafter..............................................   1,270       4,404
                                                          ------      ------
                                                           1,890      $8,568
                                                                      ======
Interest portion........................................    (790)
                                                          ------
Total...................................................  $1,100
                                                          ======

LITIGATION AND CLAIMS

     Orion Power Holdings is directly or indirectly involved in various pending lawsuits and claims. Litigation reserves are recorded when a loss is determined to be probable and the amount can be reasonably estimated. In the opinion of management, the ultimate outcome of the claims will not have a material impact on Orion Power Holdings' financial position or the results of its operations.

     During 2000, Orion Power Holdings, through Orion Power New York, has provided certain services to the operator of the New York City transmission system (the "transmission operator") under the local electric system reliability rules. The transmission operator has

                           ORION POWER HOLDINGS, INC.

questioned its obligation to make separate payment to Orion Power Holdings related to these services. As of May 31, 2000, the amount requested by Orion Power Holdings for these services was approximately $20.1 million. Since Orion Power Holdings management and its counsel cannot reasonably estimate the amount Orion Power Holdings will ultimately collect, no amount has been recognized in these financial statements. Related to this dispute, the same transmission operator has asserted that Orion Power Holdings owes it for providing electricity to Orion Power Holdings for station service at retail tariff rates. Orion Power Holdings has disputed this charge, which amounted to approximately $5 million at June 30, 2000. Since Orion Power Holdings management does not believe that it is required to make such payment and cannot reasonably estimate the amount it will ultimately be required to pay, if any, no amount has been accrued in these financial statements. The parties are discussing resolution to these items under a common process. At such time as these issues are resolved and payments are either receivable or payable, Orion Power Holdings will recognize the revenue or expense as appropriate.

10. STOCK OPTION PLAN:

     On May 21, 1998, Orion Power Holdings adopted the 1998 Stock Incentive Plan (the "Plan") to provide for granting of stock options and other equity based awards to directors, officers, employers, and consultants. The Plan grants key employees and officers the opportunity to purchase shares of voting common stock. The Plan provides that up to 2,500,000 shares of common stock may be issued pursuant to such options and other awards. As of March 6, 2000, Orion Power Holdings has only granted stock options pursuant to the Plan. Stock options may be granted at an exercise price as determined by the Board of Directors or a committee designated by the Board of Directors. Stock options granted pursuant to the Plan expire not more than ten years after the date of grant, with vesting determined by the Board of Directors.


     Orion Power Holdings utilizes the disclosure-only provisions of SFAS No. 123, "Accounting for Stock Based Compensation," which defines a "fair value based method" of accounting for stock-based compensation and applies APB Opinion No. 25 and related interpretations in accounting for its stock option and stock purchase plans. During 1998 and 1999, Orion Power Holdings granted options to acquire shares of its common stock at an exercise price of either $10 or $15.50. Certain options were granted when the fair value of Orion Power Holdings' common stock was in excess of the exercise price. As a result, through June 30, 2000 Orion Power Holdings has recognized deferred compensation of $4,978,000 to be amortized on a straight-line basis over a three-year vesting period. Orion Power Holdings recognized $106,000 and $504,000 of compensation expense related to these options for the year ended December 31, 1999, and the six month period ended June 30, 2000, respectively.



     The weighted-average fair value of the options granted by Orion Power Holdings through December 31, 1999, is estimated to be $8.96. Had compensation expense for Orion Power Holdings' stock option plan been determined based on the fair value at the grant date for awards for the year ended December 31, 1999, consistent with the provisions of SFAS No. 123, Orion Power Holdings' net income and basic and diluted EPS would have been approximately $4,711,000, $0.33 and $0.32, respectively, as compared to $5,662,000, $0.39 and $0.38, respectively.


     The fair value of each option was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions used for grants in 1999: no dividend yield, a risk-free interest rate of 5.12 percent, an expected term of the options of ten years and an expected volatility rate of
16.4 percent.

                           ORION POWER HOLDINGS, INC.

     The following summarizes options granted to employees:

                                                                    WEIGHTED-
                                                                     AVERAGE
                                                      NUMBER OF     EXERCISE
                                                       SHARES         PRICE
                                                      ---------     ---------
Outstanding at March 10, 1998......................           --     $   --
  Granted..........................................     49,963.9      10.00
                                                     -----------
Outstanding at December 31, 1998...................     49,963.9      10.00
  Granted..........................................  1,627,246.4      11.91
                                                     -----------
Outstanding at December 31, 1999...................  1,677,210.3      11.86
  Granted..........................................  1,353,812.7      13.39
  Forfeited........................................     (4,676.2)     11.47
                                                     -----------
Outstanding at June 30, 2000.......................  3,026,346.8     $11.98
                                                     ===========     ======
Options exercisable at December 31, 1999...........    118,163.0     $10.00
                                                     ===========     ======
Options exercisable at June 30, 2000...............    453,903.6     $10.18
                                                     ===========     ======
Weighted-average remaining contractual life in
  years                                                      9.5
                                                     ===========

11. INCOME TAXES:

     The sources of and differences between the financial accounting and tax basis of Orion Power Holdings' assets and liabilities which give rise to the net deferred tax assets and net deferred tax liabilities as of December 31, 1998 and 1999, respectively, are as follows (in thousands):

                                                           1998                  1999
                                                     -----------------    -------------------
                                                                LONG-                 LONG-
                                                     CURRENT     TERM     CURRENT      TERM
                                                     -------    -----     -------     -----
Accumulated deferred income taxes:
  Deferred tax assets --
     Net operating loss carryforward...............  $1,029     $   --    $   --     $     --
     Long-term liabilities assumed in
       acquisition.................................      --         --       938        8,007
     Deferred compensation.........................      --         --        --           44
     Acquisition costs.............................      --         --       145        3,109
                                                     ------     ------    ------     --------
Total deferred tax assets..........................   1,029         --     1,083       11,160
                                                     ------     ------    ------     --------
  Deferred tax liabilities --
     Depreciation differences on property and
       equipment...................................      --        (23)       --       (5,308)
     Difference in asset basis of property and
       equipment...................................      --         --        --       (8,946)
                                                     ------     ------    ------     --------
Total deferred tax liabilities.....................      --        (23)       --      (14,254)
                                                     ------     ------    ------     --------
Net accumulated deferred income tax assets
  (liabilities)....................................  $1,029     $  (23)   $1,083     $ (3,094)
                                                     ======     ======    ======     ========

                           ORION POWER HOLDINGS, INC.

     The components of the income tax (benefit) expense during the periods ended December 31, 1998 and 1999, are as follows:

                                                           1998       1999
                                                           ----       ----
Current:
  Federal...............................................  $    --    $1,378
  State.................................................       --       401
                                                          -------    ------
                                                               --     1,779
                                                          -------    ------
Deferred:
  Federal...............................................     (880)    2,418
  State.................................................     (126)      599
                                                          -------    ------
                                                           (1,006)    3,017
                                                          -------    ------
Total income tax (benefit) expense......................  $(1,006)   $4,796
                                                          =======    ======

     The tax provision differs from the amounts obtained by applying the statutory U.S. Federal income tax rate to the income from operations. The differences are reconciled as follows, (in thousands):

                                                           1998       1999
                                                           ----       ----
Income tax (benefit) expense computed at federal
  statutory rates.......................................  $  (892)   $3,660
Permanent differences...................................       --       484
State income taxes, net of federal income tax benefit...      (83)      650
Other...................................................      (31)        2
                                                          -------    ------
Total...................................................  $(1,006)   $4,796
                                                          =======    ======

     As of December 31, 1998, the Company had approximately $2,096,000 of net operating loss carryforwards that were used in 1999.

     As of June 30, 2000, Orion utilized an effective tax rate of 41.0 percent.

12. EARNINGS PER SHARE:

     Basic earnings per share ("EPS") is computed by dividing net income by the weighted-average number of common shares outstanding during the period. The dilutive effect of the potential exercise of outstanding options to purchase shares of common stock is calculated using the treasury stock method.

     Diluted EPS assumes the issuance of common stock pursuant to stock options and warrants at the beginning of the year. The impact of 2,500 stock options have been excluded from diluted EPS due to their antidilutive effect. The following table shows the computation of Orion Power

                           ORION POWER HOLDINGS, INC.

Holdings' basic and diluted EPS for 1998 and 1999 (in thousands, except share and per share data):

                                                 NET INCOME                  PER SHARE
                                                   (LOSS)        SHARES       AMOUNT
                                                 ----------      ------      ---------
For the year ended December 31, 1998:
  Basic EPS --
     Net income (loss).........................   $(1,542)        119,200     $(12.94)
     Effect of dilutive securities.............        --              --
                                                  -------      ----------
  Diluted EPS --
     Net income................................   $(1,542)        119,200     $(12.94)
                                                  =======      ==========     =======
For the year ended December 31, 1999:
  Basic EPS --
     Net income................................   $ 5,662      14,344,400     $  0.39
     Effect of dilutive securities:
       Stock options...........................        --          83,700
       Warrants................................        --         518,800
                                                  -------      ----------
  Diluted EPS --
     Net income................................   $ 5,662      14,946,900     $  0.38
                                                  =======      ==========     =======
For the six months ended June 30, 2000:
  Basic EPS --
     Net income................................   $13,750      48,039,139     $  0.29
     Effect of dilutive securities:
       Stock options...........................        --         425,306
       Warrants................................        --       2,371,085
                                                  -------      ----------
  Diluted EPS --
     Net income................................   $13,750      50,835,530     $  0.27
                                                  =======      ==========     =======

13. FAIR VALUE OF FINANCIAL INSTRUMENTS:

     Orion Power Holdings' financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, interest, taxes and other accounts payable, accrued expenses, notes payable and long-term debt. The fair value of these financial instruments, with the exception of the notes payable to CPS and GSCP approximates their carrying value as of December 31, 1999, due to their short-term nature or due to the fact that the interest rate paid on the debt is variable.

     The carrying amount of the notes payable to CPS and GSCP as of December 31, 1999, was approximately $71.0 million with a fair value of approximately $65.8 million. The carrying amount of the notes payable to CPS and GSCP as of December 31, 1998 was approximately $1.7 million with a fair value of approximately $1.6 million. The fair value was estimated using discounted cash flow analysis, based on Orion Power Holdings' current incremental borrowing rate and the approximate carrying value based on currently quoted market prices for similar types of borrowing arrangements.

     The fair value of interest rate swap agreements, which are not carried on the balance sheet, is estimated by determining the difference between the fixed payments on the agreements and what the fixed payments would be based on current market fixed rates for the appropriate

                           ORION POWER HOLDINGS, INC.

maturity, then calculating the present value of that difference for the remaining terms of the agreements at current fixed market rates. The estimated value of interest rate swap agreements was an asset of $2.36 million at December 31, 1999.


MARKET RISK



     Market risk is the potential loss Orion Power Holdings may incur as a result of changes in the market or fair value of a particular instrument or commodity. All financial and commodities-related instruments, including derivatives, are subject to market risk. Orion Power Holdings' exposure to market risk is determined by a number of factors, including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates, as well as market volatility and illiquidity. The most significant factor influencing the overall level of market risk to which Orion Power Holdings is exposed is its use of hedging techniques to mitigate such risk. Orion Power Holdings manages market risk by actively monitoring compliance with stated risk management policies as well as monitoring the effectiveness of its hedging policies and strategies. Orion Power Holdings' risk management policies limit the amount of total net exposure and rolling net exposure during stated periods. These policies, including related risk limits, are regularly assessed to ensure their appropriateness given Orion Power Holdings' objectives.


14. SUBSEQUENT EVENT:

     On August 10, 2000, Orion Power's Board of Directors approved plans to register with the Securities and Exchange Commission shares of Orion Power common stock. In addition, the Board approved a stock split of 100 to 1 to be effective August 10, 2000. These financial statements reflect the stock split retroactively for all periods presented.


     On September 15, 2000, Orion Power Holdings signed a letter of intent to purchase ten combustion turbine generators for approximately $345,000,000. These generators will be delivered at various times between 2003 and 2004.



     On September 29, 2000, Orion Power Holdings signed a stock purchase agreement to acquire all of the outstanding common stock of Columbia Electric Corporation, for approximately $200,000,000 in cash, plus the assumption of debt. Columbia Electric Corporation is a power generation company consisting of natural gas fired generating facilities under construction and in various stages of development. Orion Power Holdings expects to finance the acquisition through proceeds from this offering. The acquisition is expected to be completed in December 2000, and will be accounted for as a purchase.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Orion Power Holdings, Inc.:

     We have audited in accordance with auditing standards generally accepted in the United States, the consolidated financial statements of Orion Power Holdings, Inc. and its subsidiaries, incorporated by reference in this Registration Statement, and have issued our report thereon dated March 6, 2000. Our audit was made for the purpose of forming an opinion on those statements as a whole. The schedules listed in the index above are the responsibility of the company's management and are presented for purposes of complying with the Securities and Exchange Commission rules and are not part of the audited basic consolidated financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP

Vienna, Virginia
March 6, 2000
(except with respect to the matters discussed in Note E, as to which the date is August 10, 2000)

                           ORION POWER HOLDINGS, INC.

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                            CONDENSED BALANCE SHEETS
                        AS OF DECEMBER 31, 1998 AND 1999
                                 (IN THOUSANDS)

                                                               1998        1999
                                                               ----        ----
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $   129    $ 78,081
  Restricted cash...........................................       --         651
  Due from affiliates.......................................       --      17,112
  Prepaid expenses and other current assets.................        2         132
                                                              -------    --------
TOTAL CURRENT ASSETS........................................      131      95,976
                                                              -------    --------
PROPERTY AND EQUIPMENT
  Property and equipment....................................       --       2,936
  Less -- accumulated depreciation..........................       --        (218)
                                                              -------    --------
NET PROPERTY AND EQUIPMENT..................................       --       2,718
DEFERRED TAX ASSET..........................................    1,006       3,911
INVESTMENT IN SUBSIDIARIES..................................   18,326     370,787
                                                              -------    --------
TOTAL ASSETS................................................  $19,463    $473,392
                                                              =======    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accrued expenses..........................................  $   606    $  4,729
  Interest payable..........................................       54       2,161
                                                              -------    --------
TOTAL CURRENT LIABILITIES...................................      660       6,890
NOTES PAYABLE TO STOCKHOLDERS...............................    1,735      71,086
                                                              -------    --------
TOTAL LIABILITIES...........................................    2,395      77,976
                                                              -------    --------
STOCKHOLDERS' EQUITY
  Common stock, $.01 par value; 200,000,000 shares
     authorized; 1,864,542 and 36,162,629 shares issued and
     outstanding respectively...............................       19         362
  Additional paid-in capital................................   18,626     393,416
  Deferred compensation.....................................       --      (1,811)
  Notes receivable from officers............................      (35)       (671)
  Retained earnings.........................................   (1,542)      4,120
                                                              -------    --------
TOTAL STOCKHOLDERS' EQUITY..................................   17,068     395,416
                                                              -------    --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................  $19,463    $473,392
                                                              =======    ========

 The accompanying notes are an integral part of these condensed balance sheets.

                           ORION POWER HOLDINGS, INC.

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                     CONDENSED STATEMENTS OF (LOSS) INCOME
     FOR THE PERIOD FROM MARCH 10, 1998 (DATE OF INCEPTION) TO DECEMBER 31,
                 1998 AND FOR THE YEAR ENDED DECEMBER 31, 1999
                                 (IN THOUSANDS)

                                                            FOR THE PERIOD FROM     FOR THE YEAR
                                                               MARCH 10, 1998          ENDED
                                                            (DATE OF INCEPTION)     DECEMBER 31,
                                                            TO DECEMBER 31, 1998        1999
                                                            --------------------    ------------
OPERATING REVENUE.........................................        $    --             $    --
EXPENSES:
  General and administrative..............................          2,150               4,441
  Depreciation............................................             --                 218
                                                                  -------             -------
                                                                    2,150               4,659
                                                                  -------             -------
OPERATING LOSS............................................         (2,150)             (4,659)
INTEREST INCOME...........................................             12                 265
INTEREST EXPENSE..........................................            136               2,933
                                                                  -------             -------
LOSS BEFORE PROVISION FOR INCOME TAXES....................         (2,274)             (7,327)
TAX BENEFIT...............................................         (1,006)             (2,905)
EQUITY IN EARNINGS FROM SUBSIDIARIES......................           (274)             10,084
                                                                  -------             -------
NET (LOSS) INCOME.........................................        $(1,542)            $ 5,662
                                                                  =======             =======

   The accompanying notes are an integral part of these condensed statements.

                           ORION POWER HOLDINGS, INC.

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                       CONDENSED STATEMENTS OF CASH FLOWS
           FOR THE PERIOD FROM MARCH 10, 1998 (DATE OF INCEPTION) TO
           DECEMBER 31, 1998 AND FOR THE YEAR ENDED DECEMBER 31, 1999
                                 (IN THOUSANDS)

                                                            FOR THE PERIOD FROM     FOR THE YEAR
                                                               MARCH 10, 1998          ENDED
                                                            (DATE OF INCEPTION)     DECEMBER 31,
                                                            TO DECEMBER 31, 1998        1999
                                                            --------------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income.......................................        $ (1,542)          $   5,662
  Adjustments to reconcile net loss to net cash used in
     operating activities --
     Equity in earnings from subsidiaries.................             275             (10,084)
     Deferred income taxes................................          (1,006)             (2,905)
     Depreciation.........................................              --                 218
     Deferred compensation................................              --                 106
     Change in assets and liabilities:
       Restricted cash....................................              --                (651)
       Due from affiliates................................              --             (17,112)
       Prepaid expenses and other current assets..........              (2)               (130)
       Accrued expenses...................................             605               4,123
       Interest payable...................................              54               2,107
                                                                  --------           ---------
Net cash used in operating activities.....................          (1,616)            (18,666)
                                                                  --------           ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment......................              --              (2,936)
  Investment made in subsidiaries.........................         (18,600)           (342,377)
                                                                  --------           ---------
Net cash used in investing activities.....................         (18,600)           (345,313)
                                                                  --------           ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Capital contribution from stockholders..................          18,610             382,330
  Distribution to stockholders............................              --              (9,750)
  Proceeds from notes payable to stockholders.............           1,735             110,539
  Payment on notes payable to stockholders................              --             (41,188)
                                                                  --------           ---------
Net cash provided by financing activities.................          20,345             441,931
                                                                  --------           ---------
CHANGE IN CASH AND CASH EQUIVALENTS.......................             129              77,952
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD............              --                 129
                                                                  --------           ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD..................        $    129           $  78,081
                                                                  ========           =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for --
     Interest.............................................        $     83           $     826
                                                                  ========           =========

   The accompanying notes are an integral part of these condensed statements.

                           ORION POWER HOLDINGS, INC.

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1998 AND 1999

     A) The accompanying condensed financial information of Orion Power Holdings, Inc. ("Orion") presents the financial position, results of operations and cash flows of the Parent Company with the investment in, and operations of, consolidated subsidiaries with restricted net assets on the equity method of accounting.

     B) Long-Term Credit Facility

     On July 28, 1999, Orion Power New York, LP ("Orion Power New York"), an indirect wholly owned subsidiary of Orion, entered into a $730,000,000 secured credit agreement with Banc of America Securities LLC and Paribas as the Lead Arrangers. The banks agreed to provide an acquisition facility in an amount of up to $700,000,000 (the "Acquisition Loans"), and a revolving working capital facility in an amount of up to $30,000,000 (the "Working Capital Facility") (collectively, the "Credit Agreement"). The Credit Agreement has a maturity of December 31, 2002 for all indebtedness. The net proceeds under the Credit Agreement were used to finance the Erie Blvd. and Astoria acquisitions.

     The borrowings under each facility bear interest at a floating rate. At Orion Power New York's option, the interest will be determined in accordance with either the Base Rate or LIBOR. The Base Rate is defined as the greater of the base rate of interest announced by Bank of America or the federal funds effective rate, plus an applicable margin. The applicable margin for the first two years is 0.375 percent and 0.75 percent thereafter. The LIBOR Rate is defined as the LIBOR for deposits in dollars plus an applicable margin. The applicable margin for the first two years is 1.375 percent and 1.75 percent thereafter. The elected rate as of December 31, 1999 was 7.135 percent. The Acquisition Loans and Working Capital Facility are secured by substantially all of the assets of Orion Power New York.

     At December 31, 1999, Orion Power New York had $700,000,000 of the Acquisition Loans and $16,000,000 of the Working Capital Loans outstanding. Under the Working Capital Facility, $10,000,000 is to be used to provide a letter of credit in favor of Consolidated Edison in conjunction with the New York City Assets acquisition.

     Under the Credit Agreement, Orion Power New York and its various operating subsidiaries (the New York Assets are held by separate operating subsidiaries) are restricted from distributing cash to Orion Power Holdings. The Credit Agreement provides for various accounts to be created, into which all operating revenues and other cash receipts are deposited, and from which operating expenses, repayments of the loan facilities and distributions to Orion Power Holdings may be made. The lenders under the Credit Agreement have a security interest in all amounts on deposit in the accounts and if there is an event of default under the Credit Agreement, the lenders will be able to immediately exercise their security interest on any funds contained in the accounts.

     Distributions by Orion Power New York to Orion Power Holdings may only be made after satisfaction of the following -- (1) all operating expenses of Orion Power New York and its subsidiaries; (2) all debt service payments under the Credit Agreement; (3) 50% of the Excess Cash Flow, as defined, has been used to prepay the Credit Agreement; and (4) any other required prepayments, such as with insurance or equity proceeds, have been made under the Credit Agreement. After satisfaction of the aforementioned items, the Credit Agreement allows Orion Power New York to pay dividends and make other distributions to Orion Power Holdings, up to the limit of $100,000,000 over the life of the Credit Agreement. As of December 31, 1999,

                           ORION POWER HOLDINGS, INC.

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT

             NOTES TO CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)

no dividends or distributions have been made by Orion Power New York to Orion Power Holdings, and approximately $375 million of Orion Power Holdings' $395 million of consolidated equity is restricted at the subsidiary level.

     Among other restrictions, the Credit Agreement also contains customary affirmative covenants and significant negative covenants including a requirement that expenditures be within 105 percent of their budgeted amounts. In addition, the following events are also events of default -- reduction in the rule requiring New York City power retailers to procure capacity equal to at least 80 percent of forecasted peak demand from in-city generation sources to less than 75 percent and a reduction in the price cap for capacity from in-city generators from $105 per kilowatt year to less than $90 per kilowatt year, and Orion Power New York failing to maintain a debt service coverage ratio of at least 1.5 to 1.0.

     Orion Power New York is owned directly by Orion Power Holdings, GP Inc. and Orion Power Holdings, LP Inc. Based on the dividend and distribution restrictions discussed above, Orion Power Holdings indirect interest in Orion Power New York makes it a restricted subsidiary of Orion Power Holdings. As such, the investment is accounted for under the equity method of accounting in the accompanying condensed financial information of Orion Power Holdings.

     During 1998 and 1999, Orion Power Holdings entered into several promissory notes payable with Constellation Power Source, Inc. ("CPS") and GS Capital Partners II, L.P. along with certain other affiliated private investment funds managed by Goldman, Sachs & Co. (collectively "GSCP") in order to provide funding for acquisitions and operations. The total borrowings under these notes amounted to $41,187,981 and $71,085,561 to CPS and GSCP, respectively. Each promissory note is due five years from the date of the note. Earlier repayment of the debt is required in the event of a public offering, sale, liquidation or merger of Orion Power Holdings. Interest on the unpaid principal balance will accrue at 7 percent and is payable semiannually from the respective anniversary dates.

     On November 8, 1999, Orion Power Holdings repaid the total balance due to CPS with the funds from the capital call of the new investors (see Note 1). Additionally, Orion Power Holdings intends to convert the total balance due to GSCP into equity at the time of the closing of the sale of Senior Notes.

     The following is a schedule of principal payments due under the notes payable as of December 31, 1999 (in thousands):

2000........................................................    $    --
2001........................................................         --
2002........................................................         --
2003........................................................      1,285
2004........................................................     69,801
                                                                -------
                                                                $71,086
                                                                =======

     C) In conjunction with certain stock purchase agreements, certain officers are required to purchase shares of Orion Power Holdings' common stock at each acquisition. As of December 31, 1999, these officers owed the Company $650,000 related to the purchase of approximately 975,000 shares of common stock and $21,000 in accrued and unpaid interest. As of December 31, 1998, these officers owed the Company $35,000 related to the purchase of approximately 3,500 shares of common stock.

                           ORION POWER HOLDINGS, INC.

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT

             NOTES TO CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)

     D) Orion has entered into a noncancellable operating lease arrangement for office space at its location in Baltimore, Maryland. Future minimum payments due under these leases are as follows (in thousands):

                        YEAR ENDING
                        DECEMBER 31                             PAYMENTS
                        -----------                             --------
  2000......................................................     $  196
  2001......................................................        203
  2002......................................................        211
  2003......................................................        219
  2004......................................................        226
Thereafter..................................................        115
                                                                 ------
                                                                 $1,170
                                                                 ======

     E) On August 10, 2000, Orion Power Holdings' Board of Directors approved plans to register with the Securities and Exchange Commission shares of Orion Power Holdings' common stock. In addition, the Board approved a stock split of 100 to 1 to be effective August 10, 2000. These financial statements reflect the stock split retroactively for all period presented.

------------------------------------------------------
------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.
                           -------------------------
                               TABLE OF CONTENTS


                                        Page
                                        ----
Prospectus Summary....................    1
Risk Factors..........................    8
Use of Proceeds.......................   20
Dividend Policy.......................   20
Dilution..............................   21
Capitalization........................   22
Selected Consolidated Financial and
  Operating Data......................   23
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   25
Business..............................   36
Management............................   58
Principal and Selling Stockholders....   66
Certain Relationships and Related
  Party Transactions..................   68
Description of Capital Stock..........   73
Description of Indebtedness...........   76
Shares Eligible for Future Sale.......   80
Underwriting..........................   82
Legal Matters.........................   85
Experts...............................   85
Where You Can Find More Information...   85
Index To Financial Statements.........  F-1


                           -------------------------

     Through and including      , 2000 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

------------------------------------------------------
------------------------------------------------------

------------------------------------------------------
------------------------------------------------------

                               25,000,000 Shares


                                  ORION POWER

                                 HOLDINGS, INC.


                                  Common Stock

                           -------------------------

                       [ORION POWER HOLDINGS, INC. LOGO]

                           -------------------------

                              GOLDMAN, SACHS & CO.

                           CREDIT SUISSE FIRST BOSTON

                           DEUTSCHE BANC ALEX. BROWN

                              MERRILL LYNCH & CO.

                           MORGAN STANLEY DEAN WITTER

                      REPRESENTATIVES OF THE UNDERWRITERS

------------------------------------------------------
------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses to be paid in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are as follows:



SEC registration fee........................................  $  151,800
NASD filing fee.............................................      30,500
NYSE filing fee.............................................     500,000
Printing and engraving costs................................     600,000
Accounting fees and expenses................................     400,000
Legal fees and expenses.....................................     600,000
Blue sky fees and expenses..................................      10,000
Transfer agent and registrar fees...........................      10,000
Miscellaneous...............................................     297,700
                                                              ----------
          Total.............................................  $2,600,000
                                                              ==========


---------------
* To be filed by amendment

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Orion Power Holdings, Inc. is incorporated under the laws of the State of Delaware. Section 145 ("Section 145") of Title 8 of the Delaware Code gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. Section 145 also gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Also, Section 145 states that, to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

     Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

     Orion Power's Bylaws provide for the indemnification of officers and directors to the fullest extent permitted by the General Corporation Law.

     All of Orion Power's directors and officers will be covered by insurance policies against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act of 1933, as amended.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES


     In April and May 2000, we sold a total of $400,000,000 12% senior notes due 2010. The purchase price of these notes was paid in cash by the certain institutional investors. All of these notes were offered and sold to the initial purchasers in reliance on the exemption from registration under Section 4(2) of the Securities Act of 1933.


     The following is a summary of the sales since inception by the Registrant of equity securities that were not registered under the Securities Act.

                                                                   SHARES OF
INVESTOR                                  DATE     AMOUNT ($)     COMMON STOCK    WARRANTS
--------                                  ----     ----------     ------------    --------
Entities affiliated with The Goldman
  Sachs Group, Inc......................   3/98          6,350            635            --
                                          11/98      3,809,524        380,952        68,454(a)
                                          12/98      8,000,000        800,000       144,158(a)
                                           6/99      1,578,510        157,851        28,833(a)
                                           7/99    159,429,451     15,942,945     2,925,317(a)
                                           9/99      6,298,271        629,827       115,559(a)
                                          11/99             --             --       890,287(b)
                                           4/00    120,877,895     12,087,790     1,751,936(a)
                                           4/00     68,975,000      4,450,000       475,856(b)
Constellation Power Source, Inc. and
  affiliates............................   3/98          3,650            365            --
                                          11/98      2,190,476        219,048            --
                                          12/98      4,600,000        460,000            --
                                           6/99        921,490         92,149            --
                                           7/99     93,070,549      9,307,055            --
                                           9/99      3,701,730        370,173            --
                                           4/00     70,512,105      7,051,210       705,900(a)
                                           4/00     31,025,000      2,001,613            --
                                           4/00     18,900,000      1,219,355            --

Mitsubishi Corporation and affiliates...  11/99     71,648,400      4,622,478            --
                                           4/00     48,351,600      3,119,458            --
Tokyo Electric Power Company
  International B.V.....................  11/99     47,765,600      3,081,652            --
                                           4/00     32,234,400      2,079,638            --
Frederic V. Salerno.....................   6/00     10,000,600        645,200            --

                                                                   SHARES OF
INVESTOR                                  DATE     AMOUNT ($)     COMMON STOCK    WARRANTS
--------                                  ----     ----------     ------------    --------
Jack A. Fusco...........................  12/98         11,810          1,181            --
                                           7/99        188,190         18,819            --
Scott B. Helm...........................  12/98         23,619          2,362            --
                                           7/99        376,381         37,638            --
W. Thaddeus Miller......................   7/99        225,000         22,500            --
E. Thomas Webb..........................   7/99        150,000         15,000            --

---------------
(a) Exercise price of $10.00 per share.

(b) Exercise price of $15.50 per share.

     In addition, the Registrant from time to time has issued an aggregate of 3,026,347 stock options to various people pursuant to its stock option plan.

     All the foregoing equity securities were issued in reliance on the exemption from registration under Section 4(2) of the Securities Act of 1933.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits.


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 1.1*     Form of Underwriting Agreement.
 3.1      Certificate of Incorporation, as amended.
 3.2      Bylaws, as amended.
 4.1**    Indenture, dated as of April 27, 2000 between Orion Power
          Holdings, Inc. and Wilmington Trust Company.
 4.2**    Amended and Restated Registration Rights Agreement, dated
          April 26, 2000, by and among Orion Power Holdings, Inc., GS
          Capital Partners II, L.P. (and certain affiliates),
          Constellation Enterprises, Inc., Constellation Operating
          Services, Inc., certain affiliates of Mitsubishi Corporation and Tokyo Electric Power Company International B.V.
 4.3      Form of Rights Agreement between Orion Power Holdings, Inc.
          and                     , as Rights Agent.
 4.4**    Exchange and Registration Rights Agreement dated as of April
          27, 2000 by and among Orion Power Holdings, Inc. and the
          purchasers of the 12% senior notes due 2010.
 5.1      Opinion of Stroock & Stroock & Lavan LLP.
10.1**    Credit Agreement, dated as of July 28, 1999, by and among
          Orion Power New York, L.P., Bank of America Securities LLC,
          Paribas, and the other financial institutions who are
          signatories to the agreement.
10.2**    Credit Agreement, dated as of April 28, 2000, by and among
          Orion Power MidWest, L.P., Bank of America, N.A., Goldman
          Sachs Credit Partners L.P., Paribas, Deutsche Bank
          Securities Inc. and the other financial institutions who are signatories to the agreement.
10.3**    Credit Agreement, dated as of July 27, 2000, by and among
          Orion Power Holdings, Inc., Fleet National Bank, Union Bank
          of California, N.A. and the other financial institutions who are signatories to the agreement.
10.4**    Asset Purchase Agreement, dated as of March 2, 1999, between
          Astoria Generating Company, L.P. and Consolidated Edison
          Company of New York, Inc., relating to the acquisition of
          the assets located in New York City.

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
10.5**    Asset Purchase Agreement, dated December 2, 1998, between
          Erie Boulevard Hydropower, L.P. and Niagara Mohawk Power
          Generating Company, L.P., relating to the acquisition of the hydroelectric assets.
10.6**    Asset Purchase Agreement, dated as of September 24, 1999
          between the Company, Duquesne Light Company, First Energy
          Corporation and the other parties named therein.
10.7**    Asset Purchase Agreement, dated as of June 23, 1998, between
          Carr Street Generating, L.P. and East Syracuse Generating
          Company, relating to the acquisition of the Carr Street
          Generating Station.
10.8**    Transition Capacity Agreement, dated as of July 1, 1999,
          between Astoria Generating Company, L.P. and Consolidated
          Edison Company of New York, Inc.
10.9**    Provider of Last Resort Agreement, dated as of September 24,
          1999, between Duquesne Light Company and Orion Power
          Holdings, Inc.
10.10**   Transition Power Purchase Agreement, dated as of February 4,
          1999, between Niagara Mohawk Power Corporation and Erie
          Boulevard Hydropower, L.P.
10.11**   Capacity Sale and Tolling Agreement, dated as of November
          19, 1998, between Carr Street Generating Station, L.P. and
          Constellation Power Source, Inc.
10.12**   Strategic Alliance Agreement, dated as of March 10, 1998,
          between Orion Power Holdings, Inc. and Constellation Power
          Source, Inc.
10.13**   Non-Competition Agreement, dated as of March 10,1998,
          between Orion Power Holdings, Inc., Baltimore Gas and
          Electric Company and Constellation Power, Inc.
10.14**   Non-Competition Agreement, dated as of November 5, 1999,
          between Orion Power Holdings, Inc. and Mitsubishi
          Corporation.
10.15**   Non-Competition Agreement, dated as of November 5, 1999,
          between Orion Power Holdings, Inc. and Tokyo Electric Power
          Company International B.V.
10.16*    Form of Amended and Restated Employment Agreement between
          Orion Power Holdings, Inc. and Jack A. Fusco.
10.17*    Form of Amended and Restated Employment Agreement between
          Orion Power Holdings, Inc. and Scott B. Helm.
10.18*    Form of Amended and Restated Employment Agreement between
          Orion Power Holdings, Inc. and W. Thaddeus Miller.
10.19*    Form of Employment Agreement between Orion Power Holdings,
          Inc. and E. Thomas Webb.
10.20**   Third Amended and Restated Stockholders' Agreement, dated as of April 26, 2000, by and among Orion Power Holdings, Inc.,
          GS Capital Partners II, L.P. (and certain affiliates),
          Constellation Enterprises, Inc. (and certain affiliates),
          certain affiliates of Mitsubishi Corporation and Tokyo
          Electric Power Company International B.V.
10.21**   Agency Agreement, dated as of April 28, 2000, by and between
          Orion Power Midwest, L.P., Orion Power Holdings, Inc. and
          Constellation Power Source, Inc.
10.22**   Investor Rights Agreement dated as of April 5, 2000 between
          Orion Power Holdings, Inc., Frederic V. Salerno and the
          existing stockholders named therein.
10.23**   Agreement dated as of April 5, 2000 between Orion Powers
          Holdings, Inc. and Frederic V. Salerno.
10.24**   Stock Purchase Agreement dated as of April 26, 2000 between
          Orion Power Holdings, Inc. and Constellation Operating
          Services, Inc.
10.25     Stock Purchase Agreement dated as of September 29, 2000
          between Columbia Energy Group and Orion Power Holdings, Inc.

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
10.26     Gas Tolling Agreement dated as of September 21, 2000 between
          Orion Power Holdings, Inc. and Constellation Power Source,
          Inc.
21.1**    Subsidiaries Schedule.
23.1      Consent of Stroock & Stroock & Lavan LLP (included in
          Exhibit 5.1).
23.2      Consent of Arthur Andersen LLP.
24.1**    Power of Attorney (included in signature page).
27.1**    Financial Data Schedule as of December 31, 1999.
27.2**    Financial Data Schedule as of June 30, 2000.


---------------
* To be filed by amendment.


** Previously filed.


     (b) Financial Statement Schedules.

     None.

     All other financial statement schedules have been omitted because they are not required, not applicable or the information to be included in the financial statement schedules is included in the Consolidated Financial Statements or the notes thereto.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as the indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland, on October 5, 2000.


                                          ORION POWER HOLDINGS, INC.

                                          By: /s/ JACK A. FUSCO
                                            ------------------------------------
                                              Jack A. Fusco
                                              President and Chief Executive
                                              Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the registration statement has been signed by the following persons in the capacities indicated below and as of the dates indicated.



SIGNATURE                                         TITLE                          DATE
---------                                         -----                          ----
/s/ JACK A. FUSCO                   Chief Executive Officer, President    October 5, 2000
----------------------------------    and Director (Principal
Jack A. Fusco                         Executive Officer)

/s/ SCOTT B. HELM                   Executive Vice President and Chief    October 5, 2000
----------------------------------    Financial Officer (Principal
Scott B. Helm                         Financial and Accounting
                                      Officer)
*                                   Chairman of the Board of Directors
----------------------------------
Frederic V. Salerno
*                                   Director
----------------------------------
Richard A. Friedman
*                                   Director
----------------------------------
Tsutomu Kajita
*                                   Director
----------------------------------
Douglas F. Londal
*                                   Director
----------------------------------
Terence M. O'Toole
*                                   Director
----------------------------------
Charles W. Shivery

*By: /s/ W. THADDEUS MILLER
     -----------------------------
     W. Thaddeus Miller
     As Attorney-In-Fact

Date: October 5, 2000

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  1.1*    Form of Underwriting Agreement.
  3.1     Certificate of Incorporation, as amended.
  3.2     Bylaws, as amended.
  4.1**   Indenture, dated as of April 27, 2000 between Orion Power
          Holdings, Inc. and Wilmington Trust Company.
  4.2**   Amended and Restated Registration Rights Agreement, dated
          April 26, 2000, by and among Orion Power Holdings, Inc., GS
          Capital Partners II, L.P. (and certain affiliates),
          Constellation Enterprises, Inc., Constellation Operating
          Services, Inc., certain affiliates of Mitsubishi Corporation and Tokyo Electric Power Company International B.V.
  4.3     Form of Rights Agreement between Orion Power Holdings, Inc.
          and                     , as Rights Agent.
  4.4**   Exchange and Registration Rights Agreement dated as of April
          27, 2000 by and among Orion Power Holdings, Inc. and the
          purchasers of the 12% senior notes due 2010.
  5.1     Opinion of Stroock & Stroock & Lavan LLP.
 10.1**   Credit Agreement, dated as of July 28, 1999, by and among
          Orion Power New York, L.P., Bank of America Securities LLC,
          Paribas, and the other financial institutions who are
          signatories to the agreement.
 10.2**   Credit Agreement, dated as of April 28, 2000, by and among
          Orion Power Midwest, L.P., Bank of America, N.A., Goldman
          Sachs Credit Partners L.P., Paribas, Deutsche Bank
          Securities Inc. and the other financial institutions who are signatories to the agreement.
 10.3**   Credit Agreement, dated as of July 27, 2000, by and among
          Orion Power Holdings, Inc., Fleet National Bank, Union Bank
          of California, N.A. and the other financial institutions who are signatories to the agreement.
 10.4**   Asset Purchase Agreement, dated as of March 2, 1999, between
          Astoria Generating Company, L.P. and Consolidated Edison
          Company of New York, Inc., relating to the acquisition of
          the assets located in New York City.
 10.5**   Asset Purchase Agreement, dated December 2, 1998, between
          Erie Boulevard Hydropower, L.P. and Niagara Mohawk Power
          Generating Company, L.P., relating to the acquisition of the
          Hydro Assets.
 10.6**   Asset Purchase Agreement, dated as of September 24, 1999
          between the Company, Duquesne Light Company, First Energy
          Corporation and the other parties named therein.
 10.7**   Asset Purchase Agreement, dated as of June 23, 1998, between
          Carr Street Generating, L.P. and East Syracuse Generating
          Company, relating to the acquisition of the Carr Street
          Generating Station.
 10.8**   Transition Capacity Agreement, dated as of July 1, 1999,
          between Astoria Generating Company, L.P. and Consolidated
          Edison Company of New York, Inc.
 10.9**   Provider of Last Resort Agreement, dated as of September 24,
          1999, between Duquesne Light Company and Orion Power
          Holdings, Inc.
10.10**   Transition Power Purchase Agreement, dated as of February 4,
          1999, between Niagara Mohawk Power Corporation and Erie
          Boulevard Hydropower, L.P.
10.11**   Capacity Sale and Tolling Agreement, dated as of November
          19, 1998, between Carr Street Generating Station, L.P. and
          Constellation Power Source, Inc.
10.12**   Strategic Alliance Agreement, dated as of March 10, 1998,
          between Orion Power Holdings, Inc. and Constellation Power
          Source, Inc.
10.13**   Non-Competition Agreement, dated as of March 10,1998,
          between Orion Power Holdings, Inc., Baltimore Gas and
          Electric Company and Constellation Power, Inc.

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
10.14**   Non-Competition Agreement, dated as of November 5, 1999,
          between Orion Power Holdings, Inc. and Mitsubishi
          Corporation.
10.15**   Non-Competition Agreement, dated as of November 5, 1999,
          between Orion Power Holdings, Inc. and Tokyo Electric Power
          Company International B.V.
 10.16*   Form of Amended and Restated Employment Agreement between
          Orion Power Holdings, Inc. and Jack A. Fusco.
 10.17*   Form of Amended and Restated Employment Agreement between
          Orion Power Holdings, Inc. and Scott B. Helm.
 10.18*   Form of Amended and Restated Employment Agreement between
          Orion Power Holdings, Inc. and W. Thaddeus Miller.
 10.19*   Form of Employment Agreement between Orion Power Holdings,
          Inc. and E. Thomas Webb.
10.20**   Third Amended and Restated Stockholders' Agreement, dated as of April 26, 2000, by and among Orion Power Holdings, Inc.,
          GS Capital Partners II, L.P. (and certain affiliates),
          Constellation Enterprises, Inc. (and certain affiliates),
          certain affiliates of Mitsubishi Corporation and Tokyo
          Electric Power Company International B.V.
10.21**   Agency Agreement, dated as of April 28, 2000, by and between
          Orion Power Midwest, L.P., Orion Power Holdings, Inc. and
          Constellation Power Source, Inc.
10.22**   Investor Rights Agreement dated as of April 5, 2000 between
          Orion Power Holdings, Inc., Frederic V. Salerno and the
          existing stockholders named therein.
10.23**   Agreement dated as of April 5, 2000 between Orion Powers
          Holdings, Inc. and Frederic V. Salerno.
10.24**   Stock Purchase Agreement dated as of April 26, 2000 between
          Orion Power Holdings, Inc. and Constellation Operating
          Services, Inc.
 10.25    Stock Purchase Agreement dated as of September 29, 2000
          between Columbia Energy Group and Orion Power Holdings, Inc.
 10.26    Gas Tolling Agreement dated as of September 21, 2000 between
          Orion Power Holdings, Inc. and Constellation Power Source,
          Inc.
 21.1**   Subsidiaries Schedule.
 23.1     Consent of Stroock & Stroock & Lavan LLP (included in
          Exhibit 5.1).
 23.2     Consent of Arthur Andersen LLP.
 24.1**   Power of Attorney (included in signature page).
 27.1**   Financial Data Schedule as of December 31, 1999.
 27.2**   Financial Data Schedule as of June 30, 2000.


---------------
* To be filed by amendment.


** Previously filed.